As filed with the Securities and Exchange Commission on March 31, 2026.

Registration No. 333-290413

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOLIGENIX, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	41-1505029
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Soligenix, Inc.

29 Emmons Drive, Suite B-10

Princeton, New Jersey 08540

(609) 538-8200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christopher J. Schaber, Ph.D.

President and Chief Executive Officer

Soligenix, Inc.

29 Emmons Drive, Suite B-10

Princeton, New Jersey 08540

(609) 538-8200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Driscoll R. Ugarte, Esq. Duane Morris LLP Boca Center Tower II 5100 Town Center Circle, Suite 400 Boca Raton, FL 33486-1008 (561) 962-2100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1, SEC File No. 333-290413 (the “Original Registration Statement”), of Soligenix, Inc. (the “Company”) is being filed pursuant to the undertakings in the Original Registration Statement to update and supplement the information contained in the Original Registration Statement, which was originally declared effective by the Securities and Exchange Commission on September 25, 2025.

The Original Registration Statement, as amended by this Amendment, pertains solely to the registration of 5,330,560 shares (the “Warrant Shares”) of common stock, par value $0.001 per share, underlying warrants previously issued by the Company. The Warrant Shares were initially registered on the Original Registration Statement.

For the convenience of the reader, this Amendment sets forth the Original Registration Statement in its entirety, as amended by this Amendment. This Amendment is being filed to incorporate certain information from the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

No additional securities are being registered under this Amendment. All applicable registration fees were paid at the time of the filing of the Original Registration Statement. Accordingly, we hereby amend the Original Registration Statement, as amended and supplemented through the date hereof, by filing this Amendment.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Dated March 31, 2026

5,330,560 shares of Common Stock Underlying Previously Issued Common Warrants

This prospectus relates to the offer and sale by us of 5,330,560 shares (the “Warrant Shares”) of common stock underlying warrants previously issued by the Company (the “Offering Warrants”).

We issued the Offering Warrants in a public offering in which we issued 5,555,560 shares of our common stock, or pre-funded warrant in lieu thereof, together with 5,555,560 warrants to purchase 5,555,560 shares of our common stock. The shares of common stock, or pre-funded warrants issued in lieu thereof, and warrants separated immediately and were issued separately, and the common stock trades separately.

The Offering Warrants entitle holders to purchase shares of our common stock at an exercise price of $1.35 per share for a period of five years from the date of issuance.

Our common stock is listed on The Nasdaq Capital Market under the symbol “SNGX.” The last reported sale price of our common stock on The Nasdaq Capital Market on March 24, 2026 was $1.17 per share. The Offering Warrants are not listed, and we do not intend to list the Offering Warrants, on any national securities exchange or other nationally recognized trading system.

An investment in our securities involves significant risks. You should carefully consider the risk factors beginning on page 8 of this prospectus before you make your decision to invest in our securities.

See “Plan of Distribution” beginning on page 96 of this prospectus for more information on this offering.

No underwriter or person has been engaged to facilitate the sale of Warrant Shares in this offering. All costs associated with the registration were borne by us.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 31, 2026.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. You must not rely on any information or representations not contained in this prospectus. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should carefully read this entire prospectus before making an investment decision, including the information presented under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Industry Data and Market Information” in this prospectus and the historical financial statements and the notes thereto included elsewhere in this prospectus. You should pay special attention to the information contained under the caption titled “Risk Factors” in this prospectus, before deciding to buy our securities. In this prospectus, the terms “Soligenix,” “Soligenix, Inc.,” the “Company,” “we,” “our,” “ours” and “us” refer to Soligenix, Inc. and its subsidiaries.

Overview

We are a late-stage biopharmaceutical company focused on developing and commercializing products to treat rare diseases where there is an unmet medical need. We maintain two active business segments: Specialized BioTherapeutics and Public Health Solutions.

Our Specialized BioTherapeutics business segment is developing and moving toward potential commercialization of HyBryte™ (a proposed proprietary name of SGX301 or synthetic hypericin sodium), a novel photodynamic therapy, utilizing topical synthetic hypericin activated with safe visible light for the treatment of cutaneous T-cell lymphoma (“CTCL”). With successful completion of the first Phase 3 FLASH (Fluorescent Light Activated Synthetic Hypericin) study and agreement from the European Medicines Agency (“EMA”) on the key design components of a confirmatory Phase 3 placebo-controlled study evaluating the safety and efficacy of HyBryte™ in the treatment of CTCL patients with early-stage disease, we began patient enrollment during December 2024 for the second Phase 3 study called “FLASH2” (Fluorescent Light Activated Synthetic Hypericin 2). We anticipate top-line results in the second half of 2026. Upon successful completion of the Phase 3 FLASH2 study, regulatory approval will be sought to support potential commercialization worldwide.

Development programs in this business segment also include expansion of synthetic hypericin into psoriasis (SGX302), and our first-in-class Innate Defense Regulator technology, dusquetide, for the treatment of inflammatory diseases, including aphthous ulcers in Behçet’s Disease (“BD”) (SGX945) and oral mucositis in head and neck cancer (SGX942).

Our Public Health Solutions business segment includes development programs for (i) RiVax®, a ricin toxin vaccine candidate, (ii) SGX943, a therapeutic candidate for antibiotic resistant and emerging infectious disease, and (iii) various vaccine programs, including a program targeting filoviruses (such as Marburg virus (“MARV”) and Ebola virus (“EBOV”)) and CiVax™, a vaccine candidate for the prevention of COVID-19 (caused by SARS-CoV-2). The development of our vaccine programs incorporates the use of our proprietary heat stabilization platform technology, known as ThermoVax®. To date, this business segment has been supported with government grant and contract funding from the National Institute of Allergy and Infectious Diseases (“NIAID”), the Biomedical Advanced Research and Development Authority and the Defense Threat Reduction Agency.

Corporate Information

We were incorporated in Delaware in 1987 under the name Biological Therapeutics, Inc. In 1987, we merged with Biological Therapeutics, Inc., a North Dakota corporation, pursuant to which we changed our name to “Immunotherapeutics, Inc.” We changed our name to “Endorex Corp.” in 1996, to “Endorex Corporation” in 1998, to “DOR BioPharma, Inc.” in 2001, and finally to “Soligenix, Inc.” in 2009.

Our principal executive offices are located at 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540 and our telephone number is (609) 538-8200. Our corporate website address is www.soligenix.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase our securities.

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30.

Our Product Candidates in Development

The following tables summarize our product candidates under development:

Specialized BioTherapeutics Product Candidates

Soligenix Product Candidate	Therapeutic Indication	Stage of Development
HyBryte™	Cutaneous T-Cell Lymphoma

Phase 2 trial completed; demonstrated significantly higher response rate compared to placebo; Phase 3 trial completed; demonstrated statistical significance in primary endpoint in March 2020 (Cycle 1) and demonstrated continued improvement in treatment response with extended treatment in April 2020 (Cycle 2) and October 2020 (Cycle 3); new drug application (“NDA”) submitted to U.S. Food and Drug Administration (“FDA”) December 2022; FDA refusal to file letter received February 2023; second Phase 3 trial based upon EMA-accepted protocol began patient enrollment in December 2024 with interim analysis expected in Q2 2026 and top-line results anticipated in the second half of 2026; discussions continue with FDA on modifying the development path to adequately address FDA’s preference for a longer duration comparative study over a placebo-controlled trial

SGX302	Mild-to-Moderate Psoriasis

Positive proof-of-concept demonstrated in a small Phase 1/2 pilot study; Phase 2a protocol and Investigation New Drug (“IND”) clearance received from the FDA; Phase 2a study remains ongoing having demonstrated biological effect in Cohort 1, clinically meaningful benefit in Cohorts 2 and 3, including expanded benefit with a gel formulation in Cohort 3.

SGX945	Aphthous Ulcers in BD	Phase 2a protocol and IND clearance received from the FDA; Phase 2a study complete having achieved the study objective of demonstrating safety and biological efficacy

SGX942†	Oral Mucositis in Head and Neck Cancer

Phase 2 trial completed; demonstrated significant response compared to placebo with positive long-term (12 month) safety also reported; Phase 3 clinical trial results announced December 2020: the primary endpoint of median duration of severe oral mucositis (“SOM”) did not achieve the pre-

Soligenix Product Candidate	Therapeutic Indication	Stage of Development

specified criterion for statistical significance (p≤0.05); although biological activity was observed with a 56% reduction in the median duration of SOM from 18 days in the placebo group to 8 days in the SGX942 treatment group; analyzed full dataset from Phase 3 study and designing a second Phase 3 clinical trial; continued development contingent upon identification of partnership

Public Health Solutions†

Soligenix Product Candidate	Indication	Stage of Development
ThermoVax®	Thermostability of vaccines for Ricin toxin, EBOV, and MARV	Pre-clinical

RiVax®	Vaccine against Ricin Toxin Poisoning	Phase 1a, 1b, and 1c trials completed, safety and neutralizing antibodies for protection demonstrated

SGX943	Therapeutic against Emerging Infectious Diseases	Pre-clinical

†	Contingent upon continued government contract/grant funding or other funding source.

The Offering

Securities we are offering	5,330,560 Warrant Shares.

Description of the Offering Warrants	Each Offering Warrant entitles the holder to purchase shares of our common stock at an exercise price of $1.35 per share for a period of five years from the date of issuance.

Common stock outstanding immediately before this offering	10,306,079 shares

Common stock outstanding immediately after this offering	15,636,639 shares, assuming full exercise of the Offering Warrants.

Use of proceeds

We estimate that the net proceeds from this offering, assuming full exercise of the Offering Warrants, will be approximately $7,196,256, after deducting estimated offering expenses payable by us. We intend to use the net proceeds to fund our research and development and commercialization activities, and for general corporate and working capital purposes, which may include, among other things, working capital, product development and/or commercialization, acquisitions, capital expenditures, repayment of debt and other business opportunities. See the section titled “Use of Proceeds” on page 34 of this prospectus.

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our securities.

The Nasdaq Capital Market listing symbol

“SNGX.” There is no established trading market for the Offering Warrants and we do not expect a market to develop. In addition, we have not, and do not intend, to apply for the listing of the Offering Warrants on any national securities exchange or other trading market.

The number of shares of common stock to be outstanding after this offering is based on 10,306,079 shares of common stock outstanding on March 24, 2026, gives effect to the issuance of the Warrant Shares upon exercise of the Offering Warrants, but excludes:

●	1,467,581 shares of common stock issuable upon the exercise of outstanding warrants (other than the Offering Warrants) at a weighted average price of $6.04 per share, of which warrants to purchase 1,467581 shares are exercisable as of March 24, 2026;
●	892,699 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.16 per share, of which options to purchase 398,353 shares of common stock are vested as of March 24, 2026; and
●	5,705,018 shares of common stock available for future issuance under our 2025 Equity Incentive Plan as of March 24, 2026.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks include, but are not limited to, the following:

Risks Related to our Business

●	We have had significant losses and anticipate future losses; if additional funding cannot be obtained, we may reduce or discontinue our product development and commercialization efforts.
●	Our losses from operations, negative cash flows, and shareholders’ deficit as of December 31, 2025 raise substantial doubt about our ability to continue as a going concern absent obtaining adequate new debt or equity financings within one year after the date our consolidated financial statements are issued.
●	The report of our independent registered accounting firm on our audited financial statements for the fiscal year ended December 31, 2025 contains an explanatory paragraph relating to our ability to continue as a going concern.
●	If we are unable to develop our product candidates, our ability to generate revenues and viability as a company will be significantly impaired.
●	We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.
●	We have no approved products on the market and therefore do not expect to generate any revenues from product sales in the foreseeable future, if at all.
●	Our business is subject to extensive governmental regulation, which can be costly, time consuming and subjects us to unanticipated delays.
●	There may be unforeseen challenges in developing our biodefense products.
●	We are dependent on government funding, which is inherently uncertain, for the success of our public health business segment operations.
●	If the parties we depend on for supplying our drug substance raw materials and certain manufacturing-related services do not timely supply these products and services, it may delay or impair our ability to develop, manufacture and market our products.
●	We rely on third parties for pre-clinical and clinical trials of our product candidates and, in some cases, to maintain regulatory files for our product candidates. If we are not able to maintain or secure agreements with third parties for pre-clinical and clinical trials of our product candidates on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us, we may not be able to obtain regulatory approval for, or commercialize, our product candidates.
●	The manufacturing of our products is a highly exacting process, and if we or one of our materials suppliers encounter problems manufacturing our products, our business could suffer.
●	We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

●	Even if approved, our products will be subject to extensive post-approval regulation.
●	Even if we obtain regulatory approval to market our product candidates, our product candidates may not be accepted by the market.
●	We do not have extensive sales and marketing experience and our lack of experience may restrict our success in commercializing some of our product candidates.
●	Our products, if approved, may not be commercially viable due to change in health care practice and third-party reimbursement limitations.
●	Our product candidates may cause serious adverse events or undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.
●	If we fail to obtain or maintain orphan drug exclusivity for our product candidates, our competitors may sell products to treat the same conditions and our revenue will be reduced.
●	Federal and/or state health care reform initiatives could negatively affect our business.
●	We may not be able to retain rights licensed to us by third parties to commercialize key products or to develop the third-party relationships we need to develop, manufacture and market our products.
●	We may suffer product and other liability claims; we maintain only limited product liability insurance, which may not be sufficient.
●	We may use hazardous chemicals in our business. Potential claims relating to improper handling, storage or disposal of these chemicals could affect us and be time consuming and costly.
●	We may not be able to compete with our larger and better-financed competitors in the biotechnology industry.
●	Competition and technological change may make our product candidates and technologies less attractive or obsolete.
●	Our business could be harmed if we fail to retain our current personnel or if they are unable to effectively run our business.
●	Instability and volatility in the financial markets could have a negative impact on our business, financial condition, results of operations, and cash flows.
●	Adverse developments affecting financial institutions such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.
●	Changes in U.S. and international trade policies may adversely impact our business and operating results.
●	We may not be able to utilize all of our net operating loss carryforwards.
●	Global pathogens could have an impact on financial markets, materials sourcing, patients, governments and population (e.g. Coronavirus Disease 2019 (“COVID-19”)).

Risks Related to our Intellectual Property

●	We may be unable to commercialize our products if we are unable to protect our proprietary rights, and we may be liable for significant costs and damages if we face a claim of intellectual property infringement by a third party.
●	We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.
●	If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

Risks Related to Technology and Intellectual Property

●	Our strategy includes an increasing dependence on technology in our operations. If any of our key technology fails, our business could be adversely affected.
●	Our use of generative artificial intelligence tools in our operations may expose us to risks related to confidentiality, accuracy, regulatory compliance and intellectual property ownership or rights.
●	A cybersecurity incident could negatively impact our business and our relationships with our employees, service providers, patients, clinical study sites and government agencies.

Risks Related to this Offering

●	The price of our common stock may be highly volatile.
●	If we fail to meet the listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”), we could be removed from The Nasdaq Capital Market, which would limit the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market and negatively impact our ability to raise capital.
●	Investors will experience immediate and substantial dilution as a result of this offering and may suffer substantial dilution related to issued stock warrants and options.
●	Our shares of common stock are thinly traded, so stockholders may be unable to sell at or near ask prices or at all if they need to sell shares to raise money or otherwise desire to liquidate their shares.
●	We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation in the price of our common stock.
●	Upon our dissolution, our stockholders may not recoup all or any portion of their investment.
●	The issuance of our common stock pursuant to the terms of the asset purchase agreement with Hy Biopharma may cause dilution and the issuance of such shares of common stock, or the perception that such issuances may occur, could cause the price of our common stock to fall.
●	Our Board of Directors can, without stockholder approval, cause preferred stock to be issued on terms that adversely affect holders of our common stock.
●	Our management will have broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree or which do not produce beneficial results.

●	If we do not maintain a current and effective registration statement relating to the Warrant Shares issuable upon exercise of the Offering Warrants, holders will be able to exercise such warrants on a “cashless” basis and we may not receive any additional funds upon the exercise of such warrants.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before investing in our securities, you should consider carefully the risks and uncertainties discussed below. You should carefully consider each of the following risks, together with all other information set forth in this prospectus, including our consolidated financial statements and the related notes, before deciding to buy our securities. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

The risks included in this prospectus are not the only risks we face. We may experience additional risks and uncertainties not currently known to us, or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations, and our ability to pay distributions to stockholders.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements and Industry Data and Market Information” for information relating to these forward-looking statements.

Risks Related to our Business

We have had significant losses and anticipate future losses; if additional funding cannot be obtained, we may reduce or discontinue our product development and commercialization efforts.

We have experienced significant losses since inception and, at December 31, 2025, had an accumulated deficit of approximately $245.1 million. We expect to incur additional operating losses in the future and expect our cumulative losses to increase. As of December 31, 2025, we had approximately $7.9 million in cash and cash equivalents available, and as of March 24, 2026 we had approximately $5.9 million in cash and cash equivalents available. Without additional funding, based on our projected budgetary needs and funding from existing contracts and grants over the next year, we expect to be able to maintain the current level of our operations into the fourth quarter of 2026.

In September 2014, we entered into a contract with the NIH for the development of RiVax® to protect against exposure to ricin toxin that would provide up to $24.7 million of funding in the aggregate over six years if options to extend the contract are exercised by the NIH. In 2017, we were awarded two separate grants from the NIH of approximately $1.5 million each to support our pivotal Phase 3 trials of HyBryte™ for the treatment of CTCL and SGX942 for the treatment of oral mucositis in head and neck cancer. In December 2020, we were awarded Direct to Phase II Small Business Innovation Research grant from NIAID of approximately $1.5 million to support manufacture, formulation (including thermostabilization) and characterization of COVID-19 and EBOV disease vaccine candidates in conjunction with the CoVaccine HT™ adjuvant. Our biodefense grants have an overhead component that allows us an agency-approved percentage over our incurred costs. As of December 31, 2025, there was no previously awarded grant funding available.

Our product candidates are positioned for or are currently in clinical trials, and we have not yet generated any significant revenues from sales or licensing of these product candidates. From inception through December 31, 2025, we have expended approximately $132 million developing our current product candidates for pre-clinical research and development and clinical trials. We currently expect to spend approximately $3.3 million for the year ending December 31, 2026 in connection with the development of our therapeutic and vaccine products, licenses, employment agreements, and consulting agreements. We do not anticipate any contract and grant reimbursements revenue in the next twelve months to offset our research and development expenses.

We have no control over the resources and funding U.S. government agencies may devote to our programs, which may be subject to periodic renewal and which generally may be terminated by the government at any time for convenience. Any significant reductions in the funding of U.S. government agencies or in the funding areas targeted by our business could materially and adversely affect our biodefense program and our results of operations and financial condition. If we fail to satisfy our obligations under the government contracts, the applicable Federal Acquisition Regulations allow the government to terminate the agreement in whole or in part, and we may be required to perform corrective actions, including but not limited to delivering to the government any incomplete work. If U.S. government agencies do not exercise future funding options under the contracts or grants, terminate the funding or fail to perform their responsibilities under the agreements or grants, it could materially impact our biodefense program and our financial results.

Unless and until we are able to generate sales or licensing revenue from one of our product candidates, we will require additional funding to meet these commitments, sustain our research and development efforts, provide for future clinical trials, and continue our operations. There can be no assurance we can raise such funds. If additional funds are raised through the issuance of equity securities, stockholders may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of the common stock. If additional funds are raised by the issuance of debt, we may be subject to limitations on our operations. If we cannot raise such additional funds, we may have to delay or stop some or all of our drug development programs.

Our losses from operations, negative cash flows, and shareholders’ deficit as of December 31, 2025 raise substantial doubt about our ability to continue as a going concern absent obtaining adequate new debt or equity financings.

We have concluded that substantial doubt exists about our ability to continue as a going concern for the 12 months following the issuance of the financial statements included in this prospectus. As of December 31, 2025, we had cash and cash equivalents of approximately $7.9 million and current liabilities of approximately $3.7 million. As of the issuance date of these financial statements, we believe that we have sufficient resources available to support our development activities and business operations and timely satisfy our obligations as they come due into the fourth quarter of 2026. We do not have sufficient cash and cash equivalents as of March 31, 2026 to support our operations for at least the 12 months following the issuance of the financial statements included in this prospectus.

To mitigate the conditions that raise substantial doubt about our ability to continue as a going concern, our plans include securing:

●	additional capital, potentially through a combination of public or private equity offerings and strategic transactions, including potential alliances and drug product collaborations;
●	additional proceeds from government contract and grant programs; and
●	additional proceeds from at-the-market sales of shares of our common stock via an At Market Issuance Sales Agreement (“Rodman Sales Agreement”) with Rodman & Renshaw LLC.

In January 2026, we entered into the Rodman Sales Agreement (See Note 12 in the accompanying consolidated financial statements – Subsequent Events). The Rodman Sales Agreement provides for the offer and sale of shares of common stock having aggregate potential gross proceeds of up to approximately $3.5 million. We have up to approximately $3.2 million of potential gross proceeds capacity remaining from the Rodman Sales Agreement as of March 24, 2026 under the prospectus supplement dated January 23, 2026.

While the Rodman Sales Agreement is in place, none of the other funding alternatives are currently committed. There can be no assurance that we will be successful in obtaining sufficient funding on acceptable terms to fund continuing operations, if at all, identify and enter into any strategic transactions that will provide the capital that we will require, or achieve the other strategies to alleviate the conditions that raise substantial doubt about our ability to continue as a going concern. If none of these alternatives are available, or if available, are not available on satisfactory terms, we will not have sufficient cash resources and liquidity to fund our business operations for at least the 12 months following the date the financial statements are issued. The failure to obtain sufficient capital on acceptable terms when needed may require us to delay, limit, or eliminate the development of business opportunities and our ability to achieve our business objectives and our competitiveness, and our business, financial condition, and results of operations will be materially adversely affected. In addition, market instability, including as a result of geopolitical instability, may reduce our ability to access capital, which could negatively affect our liquidity and ability to continue as a going concern. In addition, the perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

The report of our independent registered accounting firm on our audited financial statements for the fiscal year ended December 31, 2025 contains an explanatory paragraph relating to our ability to continue as a going concern.

The auditor’s opinion on our audited financial statements for the year ended December 31, 2025 includes an explanatory paragraph stating that we have incurred recurring losses from operations that raise substantial doubt about our ability to continue as a going concern. While we believe that we will be able to obtain the capital we need to continue our operations, there can be no assurance that we will be successful in these efforts or will be able to resolve our liquidity issues or eliminate our operating losses. If we are unable to obtain sufficient funding, we would need to significantly reduce our operating plans and curtail some or all of our development efforts. Accordingly, our business, prospects, financial condition, and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

If we are unable to develop our product candidates, our ability to generate revenues and viability as a company will be significantly impaired.

In order to generate revenues and profits, our organization must, along with corporate partners and collaborators, positively research, develop and commercialize our technologies or product candidates. Our current product candidates are in various stages of clinical and pre-clinical development and will require significant further funding, research, development, pre-clinical and/or clinical testing, regulatory approval and commercialization, and are subject to the risks of failure inherent in the development of products based on innovative or novel technologies. Specifically, each of the following is possible with respect to any of our product candidates:

●	we may not be able to maintain our current research and development schedules;
●	we may be unable to secure procurement contracts on beneficial economic terms or at all from the U.S. government or others for our biodefense products;
●	we may encounter problems in clinical trials; or
●	the technology or product may be found to be ineffective or unsafe, or may fail to obtain marketing approval.

If any of the risks set forth above occur, or if we are unable to obtain the necessary regulatory approvals as discussed below, we may be unable to develop our technologies and product candidates and our business will be seriously harmed. Furthermore, for reasons including those set forth below, we may be unable to commercialize or receive royalties from the sale of any other technology we develop, even if it is shown to be effective, if:

●	it is not economical or the market for the product does not develop or diminishes;
●	we are not able to enter into arrangements or collaborations to manufacture and/or market the product;
●	the product is not eligible for third-party reimbursement from government or private insurers;
●	others hold proprietary rights that preclude us from commercializing the product;
●	we are not able to manufacture the product reliably;
●	others have brought to market similar or superior products; or
●	the product has undesirable or unintended side effects that prevent or limit its commercial use.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

We are a late-stage biopharmaceutical company. Our operations to date have been primarily limited to developing our technology and undertaking pre-clinical studies and clinical trials of our product candidates in our two active business segments, Specialized BioTherapeutics and Public Health Solutions. We have not yet obtained regulatory approvals for any of our product candidates. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had commercialized products. Our financial condition has varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include other factors described elsewhere in this prospectus and also include:

●	our ability to obtain additional funding to develop our product candidates;
●	delays in the commencement, enrollment and timing of clinical trials;
●	the success of our product candidates through all phases of clinical development;
●	any delays in regulatory review and approval of product candidates in clinical development;
●	our ability to obtain and maintain regulatory approval for our product candidates in the U.S. and foreign jurisdictions;
●	potential side effects of our product candidates that could delay or prevent commercialization, limit the indications for any approved drug, require the establishment of risk evaluation and mitigation strategies, or cause an approved drug to be taken off the market;
●	our dependence on third-party contract manufacturing organizations to supply or manufacture our products;
●	our dependence on contract research organizations to conduct our clinical trials;
●	our ability to establish or maintain collaborations, licensing or other arrangements;
●	market acceptance of our product candidates;
●	our ability to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations;
●	competition from existing products or new products that may emerge;
●	the ability of patients or healthcare providers to obtain coverage of or sufficient reimbursement for our products;
●	our ability to discover and develop additional product candidates;
●	our ability and our licensors’ abilities to successfully obtain, maintain, defend and enforce intellectual property rights important to our business;
●	our ability to attract and retain key personnel to manage our business effectively;
●	our ability to build our finance infrastructure and improve our accounting systems and controls;
●	potential product liability claims;

●	potential liabilities associated with hazardous materials; and
●	our ability to obtain and maintain adequate insurance policies.

Accordingly, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.

We have no approved products on the market and therefore do not expect to generate any revenues from product sales in the foreseeable future, if at all.

To date, we have no approved product on the market and have not generated any significant product revenues. We have funded our operations primarily from sales of our securities and from government contracts and grants. We have not received, and do not expect to receive for at least the next several years, if at all, any revenues from the commercialization of our product candidates. To obtain revenues from sales of our product candidates, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing and marketing drugs with commercial potential or successfully obtain government procurement or stockpiling agreements. We may never succeed in these activities, and we may not generate sufficient revenues to continue our business operations or achieve profitability.

Our business is subject to extensive governmental regulation, which can be costly, time consuming and subjects us to unanticipated delays.

Our business is subject to very stringent federal, foreign, state and local government laws and regulations, including the Federal Food, Drug and Cosmetic Act, the Environmental Protection Act, the Occupational Safety and Health Act, and state and local counterparts to these acts. These laws and regulations may be amended, additional laws and regulations may be enacted, and the policies of the FDA and other regulatory agencies may change.

The regulatory process applicable to our products requires pre-clinical and clinical testing of any product to establish its safety and efficacy. This testing can take many years, is uncertain as to outcome, and requires the expenditure of substantial capital and other resources. We estimate that the clinical trials of our product candidates that we have planned will take at least several years to complete. Furthermore, failure can occur at any stage of the trials, and we could encounter problems that cause us to abandon or repeat clinical trials. Favorable results in early studies or trials, if any, may not be repeated in later studies or trials. Even if our clinical trials are initiated and completed as planned, we cannot be certain that the results will support our product candidate claims. Success in preclinical testing, Phase 1 and Phase 2 clinical trials does not ensure that later Phase 2 or Phase 3 clinical trials will be successful. In addition, we, the FDA or other regulatory authorities may suspend clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or the FDA or other regulatory authorities find deficiencies in our submissions or conduct of our trials.

We may not be able to obtain, or we may experience difficulties and delays in obtaining, necessary domestic and foreign governmental clearances and approvals to market a product (for example, the FDA may not recognize fast track designation upon an NDA submission, resulting in no priority review and subjecting us to longer potential review times than originally anticipated). Also, even if regulatory approval of a product is granted, that approval may entail limitations on the indicated uses for which the product may be marketed.

Following any regulatory approval, a marketed product and its manufacturer are subject to continual regulatory review. Later discovery of problems with a product or manufacturer may result in restrictions on such product or manufacturer. These restrictions may include product recalls and suspension or withdrawal of the marketing approval for the product. Furthermore, the advertising, promotion and export, among other things, of a product are subject to extensive regulation by governmental authorities in the U.S. and other countries. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and/or criminal prosecution.

There may be unforeseen challenges in developing our biodefense products.

For development of biodefense vaccines and therapeutics, the FDA has instituted policies that are expected to result in accelerated approval. This includes approval for commercial use using the results of animal efficacy trials, rather than efficacy trials in humans, referred to as the Animal Rule. However, we will still have to establish that the vaccines we are developing are safe in humans at doses that are correlated with the beneficial effect in animals. Such clinical trials will also have to be completed in distinct populations that are subject to the countermeasures; for instance, the very young and the very old, and in pregnant women, if the countermeasure is to be licensed for civilian use. Other agencies will have an influence over the risk benefit scenarios for deploying the countermeasures and in establishing the number of doses utilized in the Strategic National Stockpile. We may not be able to sufficiently demonstrate the animal correlation to the satisfaction of the FDA, as these correlates are difficult to establish and are often unclear. Invocation of the Animal Rule may raise issues of confidence in the model systems even if the models have been validated. For many of the biological threats, the animal models are not available and we may have to develop the animal models, a time-consuming research effort. There are few historical precedents, or recent precedents, for the development of new countermeasures for bioterrorism agents. Despite the Animal Rule, the FDA may require large clinical trials to establish safety and immunogenicity before licensure and it may require safety and immunogenicity trials in additional populations. Approval of biodefense products may be subject to post-marketing studies, and could be restricted in use in only certain populations. The government’s biodefense priorities can change, which could adversely affect the commercial opportunity for the products we are developing. Further, other countries have not, at this time, established criteria for review and approval of these types of products outside their normal review process, i.e., there is no Animal Rule equivalent, and consequently there can be no assurance that we will be able to make a submission for marketing approval in foreign countries based on such animal data.

Additionally, few facilities in the U.S. and internationally have the capability to test animals with ricin, or otherwise assist us in qualifying the requisite animal models. We have to compete with other biodefense companies for access to this limited pool of highly specialized resources. We therefore may not be able to secure contracts to conduct the testing in a predictable timeframe or at all.

We are dependent on government funding, which is inherently uncertain, for the success of our biodefense operations.

We are subject to risks specifically associated with operating in the biodefense industry, which is a new and unproven business area. We do not anticipate that a significant commercial market will develop for our biodefense products. Because we anticipate that the principal potential purchasers of these products, as well as potential sources of research and development funds, will be the U.S. government and governmental agencies, the success of our biodefense division will be dependent in large part upon government spending decisions. The funding of government programs is dependent on budgetary limitations, congressional appropriations and administrative allotment of funds, all of which are inherently uncertain and may be affected by changes in U.S. government policies resulting from various political and military developments. Our receipt of government funding is also dependent on our ability to adhere to the terms and provisions of the original grant and contract documents and other regulations. We can provide no assurance that we will receive or continue to receive funding for grants and contracts we have been awarded. The loss of government funds could have a material adverse effect on our ability to progress our biodefense business.

If the parties we depend on for supplying our drug substance raw materials and certain manufacturing-related services do not timely supply these products and services, it may delay or impair our ability to develop, manufacture and market our products. We do not have or anticipate having internal manufacturing capabilities.

We rely on suppliers for our drug substance raw materials and third parties for certain manufacturing-related services to produce material that meets appropriate content, quality and stability standards, which material will be used in clinical trials of our products and, after approval, for commercial distribution. To succeed, clinical trials require adequate supplies of drug substance and drug product, which may be difficult or uneconomical to procure or manufacture. We and our suppliers and vendors may not be able to (i) produce our drug substance or drug product to appropriate standards for use in clinical studies, (ii) perform under any definitive manufacturing, supply or service agreements with us or (iii) remain in business for a sufficient time to be able to develop, produce, secure regulatory approval of and market our product candidates. If we do not maintain important manufacturing and service relationships, we may fail to find a replacement supplier or required vendor or develop our own manufacturing capabilities which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers and vendors, we may not be able to enter into agreements with them on terms and conditions favorable to us and, there could be a substantial delay before a new facility could be qualified and registered with the FDA and foreign regulatory authorities.

We rely on third parties for pre-clinical and clinical trials of our product candidates and, in some cases, to maintain regulatory files for our product candidates. If we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us, we may not be able to obtain regulatory approval for, or commercialize, our product candidates.

We rely on academic institutions, hospitals, clinics and other third-party collaborators for preclinical and clinical trials of our product candidates. Although we monitor, support, and/or oversee our pre-clinical and clinical trials, because we do not conduct these trials ourselves, we have less control over the timing and cost of these studies and the ability to recruit trial subjects than if we conducted these trials wholly by ourselves. If we are unable to maintain or enter into agreements with these third parties on acceptable terms, or if any such engagement is terminated, we may be unable to enroll patients on a timely basis or otherwise conduct our trials in the manner we anticipate. In addition, there is no guarantee that these third parties will devote adequate time and resources to our studies or perform as required by a contract or in accordance with regulatory requirements, including maintenance of clinical trial information regarding our product candidates. If these third parties fail to meet expected deadlines, fail to timely transfer to us any regulatory information, fail to adhere to protocols or fail to act in accordance with regulatory requirements or our agreements with them, or if they otherwise perform in a substandard manner or in a way that compromises the quality or accuracy of their activities or the data they obtain, then preclinical and/or clinical trials of our product candidates may be extended, delayed or terminated, or our data may be rejected by the FDA or regulatory agencies.

The manufacturing of our products is a highly exacting process, and if we or one of our materials suppliers encounter problems manufacturing our products, our business could suffer.

The FDA and foreign regulators require manufacturers to register manufacturing facilities. The FDA and foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices (“cGMP”) or similar requirements that the FDA or foreign regulators establish. We, or our materials suppliers, may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or the supplier may not be able to maintain compliance with the FDA’s cGMP requirements, or those of foreign regulators, necessary to continue manufacturing our drug substance. Any failure to comply with cGMP requirements or other FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to market and develop our products.

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and human resources, we are currently focusing on the regulatory approval of certain product candidates. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on existing and future product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic alliance, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in an area in which it would have been more advantageous to enter into a partnering arrangement.

Even if approved, our products will be subject to extensive post-approval regulation.

Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved NDA is subject to periodic and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the NDA. Application holders must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling, or manufacturing process. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw product approval.

Even if we obtain regulatory approval to market our product candidates, our product candidates may not be accepted by the market.

Even if the FDA approves one or more of our product candidates, physicians and patients may not accept it or use it. Even if physicians and patients would like to use our products, our products may not gain market acceptance among healthcare payors such as managed care formularies, insurance companies or government programs such as Medicare or Medicaid. Acceptance and use of our products will depend upon a number of factors including: perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drug product; cost-effectiveness of our product relative to competing products; availability of reimbursement for our product from government or other healthcare payers; and effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

The degree of market acceptance of any product that we develop will depend on a number of factors, including:

●	cost-effectiveness;
●	the safety and effectiveness of our products, including any significant potential side effects, as compared to alternative products or treatment methods;
●	the timing of market entry as compared to competitive products;
●	the rate of adoption of our products by doctors and nurses;
●	product labeling or product insert required by the FDA for each of our products;
●	reimbursement policies of government and third-party payors;
●	effectiveness of our sales, marketing and distribution capabilities and the effectiveness of such capabilities of our collaborative partners, if any; and
●	unfavorable publicity concerning our products or any similar products.

Our product candidates, if successfully developed, will compete with a number of products manufactured and marketed by major pharmaceutical companies, biotechnology companies and manufacturers of generic drugs. Our products may also compete with new products currently under development by others. Physicians, patients, third-party payors and the medical community may not accept and utilize any of our product candidates. If our products do not achieve market acceptance, we will not be able to generate significant revenues or become profitable.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of these products to find market acceptance would harm our business and could require us to seek additional financing.

We do not have extensive sales and marketing experience and our lack of experience may restrict our success in commercializing some of our product candidates.

We do not have extensive experience in marketing or selling pharmaceutical products whether in the U.S. or internationally. To obtain the expertise necessary to successfully market and sell any of our products, the development of our own commercial infrastructure and/or collaborative commercial arrangements and partnerships will be required. Our ability to make that investment and also execute our current operating plan is dependent on numerous factors, including, the performance of third-party collaborators with whom we may contract.

Our products, if approved, may not be commercially viable due to change in health care practice and third-party reimbursement limitations.

Initiatives to reduce the federal deficit and to change health care delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, price controls on pharmaceuticals, and other fundamental changes to the health care delivery system. Any changes of this type could negatively impact the commercial viability of our products, if approved. Our ability to successfully commercialize our product candidates, if they are approved, will depend in part on the extent to which appropriate reimbursement codes and authorized cost reimbursement levels of these products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations. In the absence of national Medicare coverage determination, local contractors that administer the Medicare program may make their own coverage decisions. Any of our product candidates, if approved and when commercially available, may not be included within the then current Medicare coverage determination or the coverage determination of state Medicaid programs, private insurance companies or other health care providers. In addition, third-party payers are increasingly challenging the necessity and prices charged for medical products, treatments and services.

Our product candidates may cause serious adverse events or undesirable side effects which may delay or prevent marketing approval, or, if approval is received, require them to be taken off the market, require them to include safety warnings or otherwise limit their sales.

Serious adverse events or undesirable side effects from any of our product candidates could arise either during clinical development or, if approved, after the approved product has been marketed. The results of future clinical trials may show that our product candidates cause serious adverse events or undesirable side effects, which could interrupt, delay or halt clinical trials, resulting in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities.

If any of our product candidates cause serious adverse events or undesirable side effects:

●	regulatory authorities may impose a clinical hold which could result in substantial delays and adversely impact our ability to continue development of the product;
●	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
●	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;
●	we may be required to implement a risk minimization action plan, which could result in substantial cost increases and have a negative impact on our ability to commercialize the product;
●	we may be required to limit the patients who can receive the product;
●	we may be subject to limitations on how we promote the product;
●	sales of the product may decrease significantly;
●	regulatory authorities may require us to take our approved product off the market;
●	we may be subject to litigation or product liability claims; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from the sale of our products.

If we fail to obtain or maintain orphan drug exclusivity for our product candidates, our competitors may sell products to treat the same conditions and our revenue will be reduced.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. In the EU, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the EU, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Even though we have orphan drug designation for HyBryte™ in the U.S. and Europe, and RiVax® in the U.S., we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing drugs or biologic products. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Absent patent or other intellectual property protection, even after an orphan drug is approved, the FDA or EMA may subsequently approve the same drug with the same active moiety for the same condition if the FDA or EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care.

Our business strategy includes the potential receipt and monetization of a Priority Review Voucher (“PRV”), but there can be no assurance that we will qualify for, receive or realize value from any such voucher, and changes in the PRV programs or our development plans could materially and adversely affect this aspect of our business.

From time to time, certain of our product candidates (currently including SuVax™, MarVax™ or combination thereof) may be eligible for a PRV under programs administered by the FDA, including the neglected tropical disease, rare pediatric disease or medical countermeasure PRV programs established under amendments to the Federal Food, Drug and Cosmetic Act. These programs permit a sponsor that obtains FDA approval of a qualifying product to receive a PRV that may be used to obtain priority review for a subsequent marketing application or may be transferred or sold to another sponsor. While PRVs have historically been sold in private transactions for significant amounts, the availability and value of any PRV are subject to substantial uncertainty. Accordingly, even if one or more of our product candidates successfully complete development and receive regulatory approval, we may not qualify for, receive or realize meaningful value from a PRV.

Eligibility for a PRV depends on numerous statutory and regulatory requirements, and the FDA retains significant discretion in determining whether a particular product satisfies the applicable criteria. For example, a product must generally target a disease that qualifies under the relevant PRV program and must itself satisfy specific eligibility requirements, including, in certain programs, that the product represents a “new chemical entity” or otherwise meets applicable novelty requirements.

If our product candidates do not meet these criteria, if the FDA interprets or applies these criteria differently than we expect, or if our development programs are modified in ways that affect eligibility, we may not qualify for a PRV even if the product ultimately receives marketing approval. In addition, the FDA may request or require additional data, analyses or clinical studies that could alter the regulatory pathway or timing of approval in ways that affect PRV eligibility. Certain PRV programs have statutory sunset provisions or limitations that could affect eligibility depending on the timing of regulatory submissions and approvals. For example, the rare pediatric disease PRV program has historically been subject to periodic legislative reauthorization and could expire or otherwise change unless extended by U.S. Congress. Congress has, from time to time, proposed amendments that would narrow eligibility, impose additional conditions or eliminate the program entirely, and similar proposals could be advanced in the future.

Even if we qualify for and receive a PRV, the timing of receipt would be uncertain and dependent on the timing of regulatory approval of the underlying product candidate. Delays in clinical development, manufacturing, regulatory review or other aspects of the approval process could delay the issuance of any PRV, potentially reducing its strategic or economic value. In addition, the FDA could determine that a product does not meet PRV eligibility criteria at the time of approval, even if we previously believed it would qualify. Further, the FDA has broad authority to rescind or decline to recognize a PRV if it determines that the underlying approval was based on incomplete, inaccurate or subsequently invalidated data, or if the sponsor fails to comply with post approval requirements.

The market value of PRVs is highly variable and has fluctuated significantly over time as a result of market supply and demand, regulatory developments and the perceived utility of priority review. The number of PRVs available may increase if additional sponsors receive vouchers, which could reduce market demand and depress prices. Conversely, changes in FDA review practices or the perceived advantages of priority review could affect the willingness of potential purchasers to acquire PRVs or the prices they are willing to pay. As a result, even if we obtain a PRV and seek to monetize it through a sale or other transfer, the proceeds we receive, if any, may be significantly lower than historical transaction values or our expectations. In addition, PRV transactions are typically complex, privately negotiated arrangements that may require us to make representations, warranties, indemnities or other commitments that could expose us to post closing liabilities.

In addition, the regulatory and legislative framework governing PRVs could change in ways that adversely affect our ability to obtain or benefit from a voucher. Congress could amend, suspend or terminate PRV programs, modify eligibility requirements, impose additional conditions on issuance or transferability or otherwise limit the availability or value of PRVs. Similarly, the FDA could adopt new guidance, regulations or interpretive positions affecting the eligibility criteria, review process or administration of the PRV programs. Any such changes could occur at any time, including during the development of our vaccine candidates, and could prevent us from qualifying for a PRV or reduce the value of any voucher we may receive. Moreover, changes in user fee legislation or FDA resource allocation could diminish the practical benefits of priority review, thereby reducing the attractiveness of PRVs to potential purchasers.

Moreover, a PRV may not provide the strategic or financial benefits we anticipate. If we elect to use a PRV to obtain priority review for one of our own future marketing applications, we would be required to pay an additional user fee to the FDA, which in recent years has exceeded several million dollars, and there can be no assurance that priority review would ultimately result in a successful approval or meaningful acceleration of the product’s commercial launch. Alternatively, if we elect to sell or transfer a PRV, we may encounter limited market demand, delays in identifying a buyer or other transaction related risks. The transfer of a PRV must also be reported to the FDA and may be subject to other procedural requirements. We may also be unable to consummate a sale on acceptable terms or within the time frame we anticipate, and any delay or failure to monetize a PRV could adversely affect our liquidity planning.

Additionally, our ability to obtain, retain or monetize a PRV may depend on factors outside our control, including the actions of collaborators, licensors, contract manufacturers or other third parties involved in the development or regulatory submission for a qualifying product. Any failure by these parties to meet their obligations, maintain compliance with regulatory requirements or provide timely and accurate data could jeopardize PRV eligibility or delay issuance.

Because the potential receipt and monetization of a PRV may be viewed by investors as a component of our overall business strategy or potential future liquidity, the failure to qualify for, obtain or realize expected value from a PRV could adversely affect market perceptions of our development programs and prospects. Any such outcome could have a material adverse effect on our business, financial condition, results of operations and the market price of our securities. Even if we ultimately receive a PRV, there can be no assurance that it will generate any revenue or strategic benefit or that the PRV programs will continue to exist in their current form at the time we seek to use or monetize a voucher.

Federal and/or state health care reform initiatives could negatively affect our business.

The availability of reimbursement by governmental and other third-party payers affects the market for any pharmaceutical product. These third-party payers continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Medicare’s policies may decrease the market for our products. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products.

Third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. Once approved, we might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope, particularly for product candidates addressing small patient populations. On July 15, 2008, the Medicare Improvements for Patients and Providers Act of 2008 became law with a number of Medicare and Medicaid reforms to establish a bundled Medicare payment rate that includes services and drug/labs that were separately billed at that time. Bundling initiatives that have been implemented in other healthcare settings have occasionally resulted in lower utilization of services that had not previously been a part of the bundled payment.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. We expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

We may not be able to retain rights licensed to us by third parties to commercialize key products or to develop the third-party relationships we need to develop, manufacture and market our products.

We currently rely on license agreements from New York University, Yeda Research and Development Company Ltd., the University of Texas Southwestern Medical Center, the University of British Columbia, and George B. McDonald, MD as well as sublicense agreement from VitriVax for the rights to commercialize key product candidates. We may not be able to retain the rights granted under these agreements or negotiate additional agreements on reasonable terms, if at all. Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, we may be required to make certain payments to the licensor, we may lose the exclusivity of our license, or the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license.

Additionally, the milestone and other payments associated with these licenses will make it less profitable for us to develop our drug candidates. See “Business – Patents and Other Proprietary Rights” for a description of our license agreements.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise regarding intellectual property subject to a licensing agreement, including but not limited to:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	the sublicensing of patent and other rights;
●	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and
●	the priority of invention of patented technology.

If disputes over intellectual property and other rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

Additionally, the research resulting in certain of our licensed patent rights and technology was funded by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the U.S. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

Furthermore, we currently have very limited product development capabilities and no manufacturing, marketing or sales capabilities. For us to research, develop and test our product candidates, we need to contract or partner with outside researchers, in most cases with or through those parties that did the original research and from whom we have licensed the technologies. If products are successfully developed and approved for commercialization, then we will need to enter into additional collaboration and other agreements with third parties to manufacture and market our products. We may not be able to induce the third parties to enter into these agreements, and, even if we are able to do so, the terms of these agreements may not be favorable to us. Our inability to enter into these agreements could delay or preclude the development, manufacture and/or marketing of some of our product candidates or could significantly increase the costs of doing so. In the future, we may grant to our development partners rights to license and commercialize pharmaceutical and related products developed under the agreements with them, and these rights may limit our flexibility in considering alternatives for the commercialization of these products. Furthermore, third-party manufacturers or suppliers may not be able to meet our needs with respect to timing, quantity and quality for the products.

Additionally, if we do not enter into relationships with additional third parties for the marketing of our products, if and when they are approved and ready for commercialization, we would have to build our own sales force or enter into commercialization agreements with other companies. Development of an effective sales force in any part of the world would require significant financial resources, time and expertise. We may not be able to obtain the financing necessary to establish a sales force in a timely or cost effective manner, if at all, and any sales force we are able to establish may not be capable of generating demand for our product candidates, if they are approved.

We may suffer product and other liability claims; we maintain only limited product liability insurance, which may not be sufficient.

The clinical testing, manufacture and sale of our products involves an inherent risk that human subjects in clinical testing or consumers of our products may suffer serious bodily injury or death due to side effects, allergic reactions or other unintended negative reactions to our products. As a result, product and other liability claims may be brought against us. We currently have clinical trial and product liability insurance with aggregate limits of liability of $10 million, which may not be sufficient to cover our potential liabilities. Because liability insurance is expensive and difficult to obtain, we may not be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Furthermore, if any claims are brought against us, even if we are fully covered by insurance, we may suffer harm such as adverse publicity.

We may use hazardous chemicals in our business. Potential claims relating to improper handling, storage or disposal of these chemicals could affect us and be time consuming and costly.

Our research and development processes and/or those of our third-party contractors involve the controlled use of hazardous materials and chemicals. These hazardous chemicals are reagents and solvents typically found in a chemistry laboratory. Our operations also may produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. While we attempt to comply with all environmental laws and regulations, including those relating to the outsourcing of the disposal of all hazardous chemicals and waste products, we cannot eliminate the risk of contamination from or discharge of hazardous materials and any resultant injury.

In the event of such an accident, we could be held liable for any resulting damages and any liability could materially adversely affect our business, financial condition and results of operations.

Compliance with environmental laws and regulations may be expensive. Current or future environmental regulations may impair our research, development or production efforts. We might have to pay civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. We are not insured against these environmental risks. We may agree to indemnify our collaborators in some circumstances against damages and other liabilities arising out of development activities or products produced in connection with these collaborations.

In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations.

We may not be able to compete with our larger and better financed competitors in the biotechnology industry.

The biotechnology industry is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements. Most of our existing competitors have greater financial resources, larger technical staffs, and larger research budgets than we have, as well as greater experience in developing products and conducting clinical trials. Our competition is particularly intense in the gastroenterology and transplant areas and is also intense in the therapeutic area of inflammatory bowel diseases. We face intense competition in the biodefense area from various public and private companies and universities as well as governmental agencies, such as the U.S. Army, which may have their own proprietary technologies that may directly compete with our technologies. In addition, there may be other companies that are currently developing competitive technologies and products or that may in the future develop technologies and products that are comparable or superior to our technologies and products. We may not be able to compete with our existing and future competitors, which could lead to the failure of our business.

Additionally, if a competitor receives FDA approval before we do for a drug that is similar to one of our product candidates, FDA approval for our product candidate may be precluded or delayed due to periods of non-patent exclusivity and/or the listing with the FDA by the competitor of patents covering its newly-approved drug product. Periods of non-patent exclusivity for new versions of existing drugs such as our current product candidates can extend up to three and one-half years. See “Business – The Drug Approval Process.”

These competitive factors could require us to conduct substantial new research and development activities to establish new product targets, which would be costly and time consuming. These activities would adversely affect our ability to commercialize products and achieve revenue and profits.

Competition and technological change may make our product candidates and technologies less attractive or obsolete.

We compete with established pharmaceutical and biotechnology companies that are pursuing other forms of treatment for the same indications we are pursuing and that have greater financial and other resources. Other companies may succeed in developing products earlier than us, obtaining FDA approval for products more rapidly, or developing products that are more effective than our product candidates. Research and development by others may render our technology or product candidates obsolete or noncompetitive, or result in treatments or cures superior to any therapy we develop. We face competition from companies that internally develop competing technology or acquire competing technology from universities and other research institutions. As these companies develop their technologies, they may develop competitive positions that may prevent, make futile, or limit our product commercialization efforts, which would result in a decrease in the revenue we would be able to derive from the sale of any products.

There can be no assurance that any of our product candidates will be accepted by the marketplace as readily as these or other competing treatments. Furthermore, if our competitors’ products are approved before ours, it could be more difficult for us to obtain approval from the FDA. Even if our products are successfully developed and approved for use by all governing regulatory bodies, there can be no assurance that physicians and patients will accept our product(s) as a treatment of choice.

Furthermore, the pharmaceutical research industry is diverse, complex, and rapidly changing. By its nature, the business risks associated therewith are numerous and significant. The effects of competition, intellectual property disputes, market acceptance, and FDA regulations preclude us from forecasting revenues or income with certainty or even confidence.

Our business could be harmed if we fail to retain our current personnel or if they are unable to effectively run our business.

We currently have 14 employees and we depend upon these employees, in particular Dr. Christopher Schaber, our President and Chief Executive Officer, to manage the day-to-day activities of our business. Because we have such limited personnel, the loss of any of them or our inability to attract and retain other qualified employees in a timely manner would likely have a negative impact on our operations. We may be unable to effectively manage and operate our business, and our business may suffer, if we lose the services of our employees.

Instability and volatility in the financial markets could have a negative impact on our business, financial condition, results of operations, and cash flows.

During recent years, there has been substantial volatility in financial markets due at least in part to the uncertainty regarding the global economic environment. In addition, there has been substantial uncertainty in the capital markets and access to additional financing is uncertain. Moreover, customer spending habits may be adversely affected by current and future economic conditions. These conditions could have an adverse effect on our industry and business, including our financial condition, results of operations, and cash flows.

To the extent that we do not generate sufficient cash from operations, we may need to issue stock or incur indebtedness to finance our plans for growth. Recent turmoil in the credit markets and the potential impact on the liquidity of major financial institutions may have an adverse effect on our ability to fund our business strategy through borrowings, under either existing or newly created instruments in the public or private markets on terms we believe to be reasonable, if at all.

Changes in U.S. and international trade policies may adversely impact our business and operating results.

U.S. trade policy remains subject to significant uncertainty following a recent ruling by the U.S. Supreme Court limiting the executive branch’s authority to impose certain tariffs without clear congressional authorization. Although this decision invalidated a number of previously imposed tariffs, it has also created uncertainty regarding the scope of future trade measures and the mechanisms by which they may be implemented. The Administration may seek to impose new or replacement tariffs under alternative statutory authorities, and Congress may consider additional trade legislation. As a result, the timing, scope and structure of future tariffs, export controls or other trade restrictions remain uncertain.

Any unfavorable government policies on international trade, including new or replacement tariffs, export controls, capital controls, or other trade barriers, could increase the cost of manufacturing our product candidates, disrupt the import or export of raw materials or finished product candidates used in our and our collaborators’ preclinical studies and clinical trials, and affect the demand for our drug products, if approved. In addition, uncertainty surrounding trade enforcement, potential refund claims related to previously imposed tariffs, and possible renegotiation of trade agreements could create volatility in global supply chains. Any such developments could have an adverse effect on our business, financial condition and results of operations.

Adverse developments affecting financial institutions such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver. Despite subsequent actions taken by the U.S. Department of the Treasury, the U.S. Federal Reserve and the FDIC to ensure that all depositors of SVB had access to all of their cash deposits following the closure of SVB, uncertainty and liquidity concerns in the broader financial services industry remain.

We maintain cash balances at a third-party financial institution in excess of the FDIC insurance limit. Our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired to the extent the financial institution with which we maintain cash balances faces liquidity constraints or failures. Any material decline in our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in significant disruptions to our business, any of which could have material adverse impacts on our operations and liquidity. There is no guarantee that the U.S. Department of Treasury, the U.S. Federal Reserve and the FDIC will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.

We may not be able to utilize all of our net operating loss carryforwards.

The State of New Jersey’s Technology Business Tax Certificate Program allows certain high technology and biotechnology companies to sell unused net operating loss (“NOL”) carryforwards to other New Jersey-based corporate taxpayers. We sold 2024 and 2023 New Jersey NOL carryforwards, resulting in the recognition of $506,615 and $409,114 of income tax benefit, net of transaction costs during the years ended December 31, 2025 and 2024, respectively. Both amounts were recorded as receivables and are included in prepaid expenses and other current assets on the accompanying consolidated balance sheets for the years ended December 31, 2025 and 2024, respectively. We have not yet sold our 2025 New Jersey NOL carryforwards but may do so in the future. If there is an unfavorable change in the State of New Jersey’s Technology Business Tax Certificate Program (whether as a result of a change in law, policy or otherwise) that terminates the program or eliminates or reduces our ability to use or sell our NOL carryforwards or if we are unable to find a suitable buyer to utilize our New Jersey NOL carryforwards to the extent the NOLs expire before we are able to utilize them against our taxable income, our cash taxes may increase which may have an adverse effect on our financial condition.

Global pathogens that could have an impact on financial markets, materials sourcing, patients, governments and population (e.g. COVID-19).

Global pathogens (e.g., SARS-CoV-2, the pathogen responsible for COVID-19) could cause an impact on financial markets and therefore repercussions to our operating business, including but not limited to, the sourcing of materials for our product candidates, manufacture of supplies for our preclinical and/or clinical studies, delays in clinical operations, which may include the availability or the continued availability of patients for our trials due to such things as quarantines, our conduct of patient monitoring and clinical trial data retrieval at investigational study sites.

The impacts of outbreaks are highly uncertain and cannot be predicted, and we cannot provide any assurance that any outbreak will not have a material adverse impact on our operations or future results or filings with regulatory health authorities. The extent of the impact to us, if any, will depend on future developments, including actions taken to contain the pathogen.

Escalation of armed conflict and geopolitical instability in the Middle East, including tensions involving Israel, Iran and the United States, could materially disrupt our clinical development activities in general and specifically those relating to SGX945 (dusquetide) for the treatment of BD.

Ongoing hostilities and escalating tensions in the Middle East may materially and adversely affect our ability to conduct clinical development activities and execute our development strategies in general and specifically for SGX945 (dusquetide) for the treatment of BD. BD has a significant prevalence in countries situated along the historic “Silk Road,” including Turkey, Iran, Japan and China, and we currently anticipate that a meaningful portion of our clinical trial activities, including site selection, patient enrollment and investigator engagement, may occur in jurisdictions in the Middle East and adjacent regions.

Military conflict, acts of terrorism, civil unrest, political instability, cyberattacks, retaliatory measures or other disruptions in areas in which we conduct clinical trials could impair our ability to initiate, conduct or complete clinical trials on anticipated timelines, if at all. Armed conflict or the threat of further escalation may result in new or continual travel restrictions, border closures, airspace limitations, damage to infrastructure, interruptions in power and telecommunications, and the diversion of medical personnel and hospital resources to emergency or military-related activities. Clinical trial sites located in affected regions may suspend operations, delay patient visits, experience challenges maintaining protocol compliance or be unable to access drug products, laboratory supplies or other essential materials. Patients may also be unwilling or unable to travel to trial sites due to safety concerns, displacement or logistical constraints, which could materially impair patient enrollment and retention, increase protocol deviations and adversely affect the integrity, completeness and regulatory acceptability of our clinical data. If such disruptions occur, we may be required to amend clinical protocols, shift development activities to alternative jurisdictions, add or replace clinical sites, or suspend or terminate affected studies, any of which could result in significant delays, increased costs and uncertainty regarding the timing or outcome of our clinical programs.

The conflict has also contributed to heightened geopolitical tensions and has the potential to result in additional economic sanctions, export controls and other governmental restrictions. Sanctions or trade restrictions imposed by the government of the United States or other authorities could limit our ability to engage clinical research organizations, investigators, suppliers or other service providers in affected jurisdictions, restrict the cross-border movement of drug products, biological samples or data, or impede the transfer of funds necessary to support clinical operations. Compliance with evolving sanctions regimes and trade controls may require us to implement additional procedures and controls and may cause us to modify, delay or discontinue planned activities in certain jurisdictions. Failure to comply with applicable sanctions or trade restrictions could expose us to civil or criminal penalties and reputational harm.

In addition, the conflict may contribute to broader macroeconomic and financial market instability, including volatility in global markets, inflationary pressures and supply chain disruptions. These developments could increase the cost of manufacturing, storing and transporting our drug products, disrupt the availability of key materials or services and otherwise increase our operating expenses. Geopolitical instability may also adversely affect the availability of capital for biotechnology companies and contribute to increased volatility in equity markets, which could impair our ability to obtain additional financing on acceptable terms, or at all, and thereby limit our ability to advance our clinical programs.

Moreover, because BD is geographically concentrated in regions that may be directly or indirectly affected by ongoing hostilities or geopolitical tensions, our clinical development strategy may be inherently more exposed to regional instability than programs focused on diseases with more geographically diversified patient populations. The scope, duration and potential escalation of the current conflict remain highly uncertain, including the possibility of broader regional involvement or retaliatory actions by additional state or non-state actors. Any further deterioration in regional security conditions could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to our Intellectual Property

We may be unable to commercialize our products if we are unable to protect our proprietary rights, and we may be liable for significant costs and damages if we face a claim of intellectual property infringement by a third party.

Our near and long-term prospects depend in part on our ability to obtain and maintain patents, protect trade secrets and operate without infringing upon the proprietary rights of others. In the absence of patent and trade secret protection, competitors may adversely affect our business by independently developing and marketing substantially equivalent or superior products and technology, possibly at lower prices. We could also incur substantial costs in litigation and suffer diversion of attention of technical and management personnel if we are required to defend ourselves in intellectual property infringement suits brought by third parties, with or without merit, or if we are required to initiate litigation against others to protect or assert our intellectual property rights. Moreover, any such litigation may not be resolved in our favor.

Although we and our licensors have filed various patent applications covering the uses of our product candidates, patents may not be issued from the patent applications already filed or from applications that we might file in the future. Moreover, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions, and has been the subject of much litigation. Any patents we own or license, now or in the future, may be challenged, invalidated or circumvented. To date, no consistent policy has been developed in the U.S. Patent and Trademark Office (the “PTO”) regarding the breadth of claims allowed in biotechnology patents.

In addition, because patent applications in the U.S. are maintained in secrecy until patent applications publish or patents issue, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we and our licensors are the first creators of inventions covered by any licensed patent applications or patents or that we or they are the first to file. The PTO may commence interference proceedings involving patents or patent applications, in which the question of first inventorship is contested. Accordingly, the patents owned or licensed to us may not be valid or may not afford us protection against competitors with similar technology, and the patent applications licensed to us may not result in the issuance of patents.

It is also possible that our owned and licensed technologies may infringe on patents or other rights owned by others, and licenses to which may not be available to us. We may be unable to obtain a license under such patent on terms favorable to us, if at all. We may have to alter our products or processes, pay licensing fees or cease activities altogether because of patent rights of third parties.

In addition to the products for which we have patents or have filed patent applications, we rely upon unpatented proprietary technology and may not be able to meaningfully protect our rights with regard to that unpatented proprietary technology. Furthermore, to the extent that consultants, key employees or other third parties apply technological information developed by them or by others to any of our proposed projects, disputes may arise as to the proprietary rights to this information, which may not be resolved in our favor.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

The pharmaceutical industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies have employed intellectual property litigation to gain a competitive advantage. We may become subject to infringement claims or litigation arising out of patents and pending applications of our competitors, or additional interference proceedings declared by the PTO to determine the priority of inventions. The defense and prosecution of intellectual property suits, PTO proceedings, and related legal and administrative proceedings are costly and time-consuming to pursue, and their outcome is uncertain. Litigation may be necessary to enforce our issued patents, to protect our trade secrets and know-how, or to determine the enforceability, scope, and validity of the proprietary rights of others. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities, require us to obtain licenses from third parties, or restrict or prevent us from selling our products in certain markets. Although patent and intellectual property disputes might be settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include our paying large fixed payments and ongoing royalties. Furthermore, the necessary licenses may not be available on satisfactory terms or at all.

Competitors may infringe our patents, and we may file infringement claims to counter infringement or unauthorized use. This can be expensive, particularly for a company of our size, and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly.

Also, a third party may assert that our patents are invalid and/or unenforceable. There are no unresolved communications, allegations, complaints or threats of litigation related to the possibility that our patents are invalid or unenforceable. Any litigation or claims against us, whether or not merited, may result in substantial costs, place a significant strain on our financial resources, divert the attention of management and harm our reputation. An adverse decision in litigation could result in inadequate protection for our product candidates and/or reduce the value of any license agreements we have with third parties.

Interference proceedings brought before the PTO may be necessary to determine priority of invention with respect to our patents or patent applications. During an interference proceeding, it may be determined that we do not have priority of invention for one or more aspects in our patents or patent applications and could result in the invalidation in part or whole of a patent or could put a patent application at risk of not issuing. Even if successful, an interference proceeding may result in substantial costs and distraction to our management.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or interference proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If investors perceive these results to be negative, the price of our common stock could be adversely affected.

If we infringe the rights of third parties we could be prevented from selling products, forced to pay damages, and defend against litigation.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to: obtain licenses, which may not be available on commercially reasonable terms, if at all; abandon an infringing product candidate; redesign our products or processes to avoid infringement; stop using the subject matter claimed in the patents held by others; pay damages; and/or defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Risks Related to Technology and Intellectual Property

Our strategy includes an increasing dependence on technology in our operations. If any of our key technology fails, our business could be adversely affected.

Our operations are increasingly dependent on technology. Our information technology systems are critical to our ability to develop our products and otherwise operating our business. Problems with the operation of the information or communication technology systems we use could adversely affect, or temporarily disable, all or a portion of our operations. Further, any systems failures could impede our ability to timely collect and report financial results in accordance with applicable laws.

Our use of generative artificial intelligence tools in our operations may expose us to risks related to confidentiality, accuracy, regulatory compliance and intellectual property ownership or rights.

We may utilize generative artificial intelligence (“AI”) tools in certain aspects of our operations, including drafting, analysis, administrative functions and other business processes. While these technologies may enhance efficiency, their use involves risks that could adversely affect our business.

Generative AI platforms are typically operated by third-party providers and may process information through external systems. Although we maintain internal policies governing the use of such tools, there can be no assurance that confidential, proprietary or sensitive information will not be inadvertently disclosed, misused or accessed by unauthorized parties. Any such disclosure could result in reputational harm, competitive disadvantage, regulatory scrutiny or potential legal liability.

In addition, AI-generated outputs may contain inaccuracies, incomplete information, outdated data or unintended biases. If such outputs are relied upon without appropriate review and validation, they could impair internal decision-making or result in errors in communications or disclosures.

The legal and regulatory landscape surrounding artificial intelligence technologies is evolving. Future laws, regulations or regulatory interpretations could impose additional requirements or restrictions on the use of AI tools, increase compliance costs or limit our ability to utilize such technologies effectively.

Further, uncertainty regarding intellectual property ownership or rights associated with AI-generated materials may create additional legal risk. Any failure to appropriately manage the risks associated with our use of generative AI tools could adversely affect our operations, financial condition or results of operations.

A cybersecurity incident could negatively impact our business and our relationships with our employees, service providers, patients, clinical study sites and government agencies.

We use information technology and operational technology assets, including computer and information networks, in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees, service providers, patients, clinical study sites and government agencies. Such uses give rise to cybersecurity risks, including security breach, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including clinical trial participants’ personal information, private information about employees and financial and strategic information about us and our business partners. If we fail to assess and identify cybersecurity threats, we may become increasingly vulnerable to such threats. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventive measures and incident response efforts may not be entirely effective. Also, the regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. This changing regulatory landscape may cause increasingly complex compliance challenges, which may increase our compliance costs. Any failure to comply with these changing security and privacy laws and regulations could result in significant penalties, fines, legal challenges and reputational harm. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of confidence, potential liability and competitive disadvantage.

Risks Related to this Offering

The price of our common stock may be highly volatile.

The market price of our securities, like that of many other research and development public pharmaceutical and biotechnology companies, has been highly volatile and the price of our common stock may be volatile in the future due to a wide variety of factors, including:

●	announcements by us or others of results of pre-clinical testing and clinical trials;
●	announcements of technological innovations, more important bio-threats or new commercial therapeutic products by us, our collaborative partners or our present or potential competitors;
●	failure of our common stock to continue to be listed or quoted on a national exchange or market system, such as Nasdaq or the New York Stock Exchange;
●	our quarterly operating results and performance;
●	developments or disputes concerning patents or other proprietary rights;
●	mergers or acquisitions;
●	litigation and government proceedings;
●	adverse legislation;
●	changes in government regulations;
●	our available working capital;
●	economic and other external factors; and
●	general market conditions.

Since January 1, 2025, the closing stock price of our common stock has fluctuated between a high of $4.96 per share to a low of $1.04 per share. On March 24, 2026, the last reported sale price of our common stock on The Nasdaq Capital Market was $1.17 per share. The fluctuation in the price of our common stock has sometimes been unrelated or disproportionate to our operating performance. In addition, potential dilutive effects of future sales of shares of common stock and warrants by us, as well as potential sale of common stock by the holders of warrants and options, could have an adverse effect on the market price of our shares.

If we fail to meet Nasdaq’s listing requirements, we could be removed from The Nasdaq Capital Market, which would limit the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market and negatively impact our ability to raise capital.

Companies trading on Nasdaq, such as our company, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and must meet the listing requirements in order to maintain the listing of common stock on The Nasdaq Capital Market. If we do not meet these requirements, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of shareholders to sell their securities in the secondary market.

Nasdaq has also proposed amendments to its continued listing standards that would require companies listed on The Nasdaq Capital Market to maintain a minimum market value of at least $5 million. Under the proposed rules, if a company’s market value remains below $5 million for a period of 30 consecutive business days, Nasdaq would issue a Staff Delisting Determination and immediately suspend trading of the company’s securities, without providing a cure or compliance period. In addition, a timely request for a hearing would not stay the suspension of trading, and the hearings panel would have limited authority to grant relief, including being unable to provide additional time to regain compliance. If adopted and applicable to us, these proposed rule changes could materially increase the risk of immediate suspension and delisting during periods of sustained market capitalization decline, which would likely have a material adverse effect on the liquidity and market price of our common stock and our ability to raise additional capital.

If our common stock is delisted from Nasdaq, it will have material negative impact on the actual and potential liquidity of our securities, as well as material negative impact on our ability to raise future capital. If, for any reason, Nasdaq should delist our common stock from trading on its exchange and we are unable to obtain listing on another national securities exchange or take action to restore our compliance with the Nasdaq continued listing requirements, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

●	the liquidity of our common stock;
●	the market price of our common stock;
●	our ability to obtain financing for the continuation of our operations;
●	the number of institutional and general investors that will consider investing in our securities;
●	the number of market makers in our common stock;
●	the availability of information concerning the trading prices and volume of our common stock; and
●	the number of broker-dealers willing to execute trades in shares of our common stock.

Investors will experience immediate and substantial dilution as a result of this offering and may suffer substantial dilution related to issued stock warrants and options.

Investors will incur immediate and substantial dilution as a result of this offering. Investors in this offering can expect an immediate dilution of $0.56 per share of common stock. See “Dilution.”

As of March 24, 2026, we had a number of agreements or obligations that may result in dilution to investors. These include:

●	5,330,560 shares of common stock issuable upon the exercise of outstanding Offering Warrants at a weighted average price of $1.35 per share, of which warrants to purchase 5,330,560 shares are exercisable as of March 24, 2026;
●	1,467,581 shares of common stock issuable upon the exercise of outstanding warrants (other than the Offering Warrants) at a weighted average price of $6.04 per share, of which warrants to purchase 1,467,581 shares are exercisable as of March 24, 2026;
●	892,699 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.14 per share, of which options to purchase 398,353 shares of common stock are vested as of March 24, 2026; and

●	5,705,018 shares of common stock available for future issuance under our 2015 Equity Incentive Plan as of March 24, 2026.

We also have an incentive compensation plan for our management, employees and consultants. We have granted, and expect to grant in the future, options to purchase shares of our common stock to our directors, employees and consultants. To the extent that common stock warrants, or options are exercised, our stockholders will experience dilution and our stock price may decrease.

Additionally, the sale, or even the possibility of the sale, of the shares of common stock underlying these common stock warrants, and options could have an adverse effect on the market price for our securities or on our ability to obtain future financing.

Our shares of common stock are thinly traded, so stockholders may be unable to sell at or near ask prices or at all if they need to sell shares to raise money or otherwise desire to liquidate their shares.

Our common stock has from time to time been “thinly-traded,” meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give stockholders any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, our stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Upon our dissolution, our stockholders may not recoup all or any portion of their investment.

In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the proceeds and/or our assets remaining after giving effect to such transaction, and the payment of all of our debts and liabilities will be distributed to the holders of common stock on a pro rata basis. There can be no assurance that we will have available assets to pay to the holders of common stock, or any amounts, upon such a liquidation, dissolution or winding-up. In this event, our stockholders could lose some or all of their investment.

The issuance of our common stock pursuant to the terms of the asset purchase agreement with Hy Biopharma Inc. may cause dilution and the issuance of such shares of common stock, or the perception that such issuances may occur, could cause the price of our common stock to fall.

On April 1, 2014, we entered into an option agreement pursuant to which Hy Biopharma Inc. (“Hy Biopharma”) granted us an option to purchase certain assets, properties and rights (the “Hypericin Assets”) related to the development of Hy Biopharma’s synthetic hypericin product candidate for the treatment of CTCL, which we refer to as HyBryte™, from Hy Biopharma. In exchange for the option, we paid $50,000 in cash and issued 18 shares of common stock in the aggregate to Hy Biopharma and its assignees. We subsequently exercised the option, and on September 3, 2014, we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Hy Biopharma, pursuant to which we purchased the Hypericin Assets. Pursuant to the Asset Purchase Agreement, we initially paid $275,000 in cash and issued 771 shares of common stock in the aggregate to Hy Biopharma and its assignees, and the licensors of the license agreement acquired from Hy Biopharma. Also, on September 3, 2014, we entered into a Registration Rights Agreement with Hy Biopharma, pursuant to which we may be required to file a registration statement with the Securities and Exchange Commission (the “SEC”). In March 2020, we issued 8,151 shares of common stock at a value of $5,000,000 (based upon an effective per share price of $614.40 as a result of HyBryte™ demonstrating statistically significant treatment response in the Phase 3 clinical trial. We will be required to issue up to $5 million worth of our common stock (subject to a cap equal to 19.9% of our issued and outstanding common stock) in the aggregate, if HyBryte™ is approved for the treatment of CTCL by either the FDA or the EMA.

The number of shares that we may issue under the Asset Purchase Agreement will fluctuate based on the market price of our common stock. Depending on market liquidity at the time, the issuance of such shares may cause the trading price of our common stock to fall.

We may ultimately issue all, some or none of the additional shares of our common stock that may be issued pursuant to the Asset Purchase Agreement. We are required to register any shares issued pursuant to the purchase agreement for resale under the Securities Act of 1933, as amended (the “Securities Act”). After any such shares are registered, the holders will be able to sell all, some or none of those shares. Therefore, issuances by us under the purchase agreement could result in substantial dilution to the interests of other holders of our common stock. Additionally, the issuance of a substantial number of shares of our common stock pursuant to the Asset Purchase Agreement, or the anticipation of such issuances, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

Our Board of Directors can, without stockholder approval, cause preferred stock to be issued on terms that adversely affect holders of our common stock.

Under our Certificate of Incorporation, our Board of Directors is authorized to issue up to 350,000 shares of preferred stock, of which none are issued and outstanding as of the date of this prospectus. Also, our Board of Directors, without stockholder approval, may determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares. If our Board of Directors causes shares of preferred stock to be issued, the rights of the holders of our common stock would likely be subordinate to those of preferred holders and therefore could be adversely affected. Our Board of Directors’ ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding common stock. Preferred shares issued by our Board of Directors could include voting rights or super voting rights, which could shift the ability to control our company to the holders of the preferred stock. Preferred stock could also have conversion rights into shares of our common stock at a discount to the market price of our common stock, which could negatively affect the market for our common stock. In addition, preferred stock would have preference in the event of liquidation of our company, which means that the holders of preferred stock would be entitled to receive the net assets of our company distributed in liquidation before the holders of our common stock receive any distribution of the liquidated assets.

Our management will have broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree or which do not produce beneficial results.

We currently intend to use the net proceeds from this offering, to fund our research and development and commercialization activities, and for general corporate and working capital purposes, which may include, among other things, working capital, product development and/or commercialization, acquisitions, capital expenditures, repayment of debt and other business opportunities (see “Use of Proceeds”). We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us or our stockholders. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, and results of operation.

If we do not maintain a current and effective registration statement relating to the common stock issuable upon exercise of the pre-funded warrants and common warrants being offered in this offering, holders will be able to exercise such warrants on a “cashless” basis and we may not receive any additional funds upon the exercise of such warrants.

If we do not maintain a current and effective registration statement relating to the common stock issuable upon exercise of the pre-funded warrants and common warrants being offered in this offering, such warrants may be exercised by way of a “cashless” exercise, meaning that the holder would not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the warrant. Accordingly, we may not receive any additional funds upon the exercise of such warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA AND MARKET INFORMATION

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are often identified by words such as “may,” “should,” “would,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue,” “plan,” “potential” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

●	uncertainty as to whether our product candidates will be sufficiently safe and effective to support regulatory approvals;
●	uncertainty inherent in developing therapeutics and vaccines, and manufacturing and conducting preclinical and clinical trials;
●	our ability to obtain future financing or funds when needed, either through the raising of capital, the incurrence of convertible or other indebtedness or through strategic financing or commercialization partnerships;
●	our ability to secure government grants or contracts to support our vaccine development;
●	our ability to maintain our listing on Nasdaq and meet Nasdaq’s listing requirements;
●	that product development and commercialization efforts will be reduced or discontinued due to difficulties or delays in clinical trials or a lack of progress or positive results from research and development efforts;
●	maintenance and progression of our business strategy;
●	the possibility that our products under development may not gain market acceptance;
●	our expectations about the potential market sizes and market participation potential for our product candidates may not be realized;
●	our expected revenues (including sales, milestone payments and royalty revenues) from our product candidates and any related commercial agreements of ours may not be realized;
●	the ability of our manufacturing partners to supply us or our commercial partners with clinical or commercial supplies of our products in a safe, timely and regulatory compliant manner and the ability of such partners to timely address any regulatory issues that have arisen or may arise in the future;
●	competition existing today or that may arise in the future, including the possibility that others may develop technologies or products superior to our products;
●	the effect that global pathogens could have on financial markets, materials sourcing, service providers, patients, clinical study sites, governments and population (e.g. COVID-19); and
●	other factors, including those “Risk Factors” beginning on page 8 of this prospectus.

You should also consider carefully the statements under the section titled “Risk Factors” in this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Industry Data and Market Information

This prospectus contains estimates, projections and other statistical data made by independent parties and by us relating to market size and growth, the potential value of government procurement contracts, the incidence of certain medical conditions and other industry data. These data, to the extent they contain estimates or projections, involve a number of subjective assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. While we believe that the data from these industry publications and other reports are generally reliable, we have not independently verified the accuracy or completeness of such data in all instances. These and other factors could cause results to differ materially from those expressed in these publications and reports.

We have provided estimates of the potential worldwide market or value of potential government procurement contracts and grants for certain of our product candidates. These estimates are based on a number of factors, including our expectation as to the number of patients with a certain medical condition that would potentially benefit from a particular product candidate, the current costs of treating patients with the targeted medical condition, our expectation that we will be able to demonstrate to the FDA’s satisfaction in our clinical trials that the product candidate is safe and effective, our belief that our product candidate would, if approved, have an assumed treatment cost per patient, historic values of government procurement contracts for vaccines, and our expectation of the dosage of the product candidate. While we have determined these estimates based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized. Among these factors are the following: (1) there is no assurance that the product candidate will prove to be safe and effective or will ultimately be approved for sale by the FDA; (2) any FDA approval of the product candidate may contain restrictions on its use or require warning labels; (3) third party payors may not be willing to provide reimbursement for the product candidate at the assumed price per patient; (4) the government may not be willing to procure our vaccine candidates in amounts or at costs similar to its historic procurement activities; (5) the dosage that ultimately may be approved may be different from the assumed dosage; and (6) doctors may not adopt the product candidate for use as quickly or as broadly as we have assumed. It is possible that the ultimate market for a product candidate or value of procurement contracts will differ significantly from our expectations due to these or other factors. As a result of these and other factors, investors should not place undue reliance on such estimates.

USE OF PROCEEDS

We estimate that net proceeds from this offering will be approximately $7,196,256 (assuming the Offering Warrants are exercised in full for cash), after deducting estimated offering expenses payable by us. However, because the amount of proceeds is dependent on the exercise of warrants, the actual offering amount and net proceeds to us are not presently determinable and may be substantially less than the amount set forth above, and we may not sell all or any of the securities we are offering. We will only receive proceeds from the exercise of the Offering Warrants if the Offering Warrants are exercised for cash. We cannot predict when or if the Offering Warrants will be exercised. It is possible that the Offering Warrants may expire and may never be exercised. Additionally, the Offering Warrants contain a cashless exercise provision that permit exercise of such warrants on a cashless basis at any time when there is no effective registration statement under the Securities Act covering the issuance of the underlying shares.

We intend to use the net proceeds from the sale of the Warrant Shares, if any, to fund our research and development and commercialization activities, and for general corporate and working capital purposes, which may include, among other things, working capital, product development and/or commercialization, acquisitions, capital expenditures, repayment of debt and other business opportunities. We have not determined the amount of net proceeds to be used specifically for such purposes and, as a result, management will retain broad discretion over the allocation of net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus. Pending their uses, we intend to invest the net proceeds of this offering in interest-bearing bank accounts or in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have not paid cash dividends on our common stock, and we do not anticipate that we will declare or pay dividends on our common stock in the foreseeable future. Payment of dividends, if any, is within the sole discretion of our Board of Directors and will depend, among other factors, upon our earnings, capital requirements and our operating and financial condition. To the extent we have any earnings, we likely will retain earnings to pay down debt, or expand corporate operations and not use such earnings to pay dividends.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on The Nasdaq Capital Market under the symbol “SNGX.” The following table sets forth the high and low sales prices per share of our common stock for the periods indicated, as reported by The Nasdaq Capital Market.

	Price Range
Period	High	Low
Year Ended December 31, 2024:
First Quarter	$19.20	$8.89
Second Quarter	$14.92	$2.50
Third Quarter	$14.83	$1.83
Fourth Quarter	$4.87	$2.65
Year Ended December 31, 2025:
First Quarter	$3.68	$2.03
Second Quarter	$2.28	$1.26
Third Quarter	$6.23	$1.09
Fourth Quarter	$1.97	$1.13

Our stock is listed on The Nasdaq Capital Market under the symbol “SNGX.” The Nasdaq Capital Market prices set forth above represent inter-dealer quotations, without adjustment for retail mark-up, mark-down or commission, and may not represent the prices of actual transactions. On March 24, 2026, the last reported price of our common stock quoted on The Nasdaq Capital Market was $1.17 per share.

Unregistered Sales of Equity Securities

We issued (1) a vender 3,125 shares of fully vested common stock with a fair value of $23.36 per share on April 27, 2023; (2) a vender 1,978 shares of fully vested common stock with a fair value of $25.28 per share on May 2, 2023; (3) a total of 9,139 shares of common stock to two lenders upon conversion of approximately $100,000 of principal under promissory notes at a conversion price of $10.88 on January 3, 2024; (4) a total of 27,651 shares of common stock to two lenders upon conversion of approximately $155,000 of principal under promissory notes at a conversion price of $5.60 on April 15, 2024; (5) a vendor 5,000 shares of fully vested common stock with a fair value of $3.16 per share on December 13, 2024; and (6) a vendor 12,346 shares of fully vested common stock with a fair value of $2.43 per share on March 14, 2025.

The issuance of common stock as described above was exempt under Section 4(a)(2) of the Securities Act of 1933, as amended. The recipients are knowledgeable, sophisticated and experienced in making investment decisions of this kind and received adequate information about us or had adequate access to information about us. The vendors represented to the Company that the vendors are not “consultants” for purposes of Nasdaq Listing Rule 5635(c).

Transfer Agent

Shares of our common stock are issued in registered form. Equiniti Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219 (Telephone: (718) 921-8200; Facsimile: (718) 765-8719) is the registrar and transfer agent for shares of our common stock.

Holders of Common Stock

As of March 24, 2026, there were 188 holders of record of our common stock. As of such date, 10,306,079 shares of our common stock were issued and outstanding.

Equity Compensation Plan Information

In April 2015, our Board of Directors approved the 2015 Equity Incentive Plan (“2015 Plan”), which was approved by stockholders on June 18, 2015. On September 22, 2022, the stockholders approved an amendment to the 2015 Plan to increase the maximum number of shares of common stock available for issuance under the plan from 2,000,000 to 6,000,000 shares. In June 2025, our Board of Directors approved the 2025 Equity Incentive Plan (“2025 Plan”), which was approved by stockholders on June 20, 2025. No additional grants may be made under the 2015 Plan; however, securities may be issued in accordance with the terms of outstanding grants made under the 2015 Plan. As of December 31, 2025, there are 5,309,912 shares currently available for future grants under the 2025 Plan.

The following table sets forth certain information, as of December 31, 2025, with respect to the following compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance:

●	all compensation plans previously approved by our security holders; and
●	all compensation plans not previously approved by our security holders.

Number of
Securities
Remaining
Available for
Future
	Number of		Issuance
	Securities to	Weighted-	Under Equity
	be Issued	Average	Compensation
	upon Exercise	Exercise	Plans
	of	Price of	(excluding
	Outstanding	Outstanding	securities
	Options,	Options,	reflected in
	Warrants and	Warrants and	the first
Plan Category	Rights	Rights	column)
Equity compensation plans approved by security holders (1)	893,355	$6.15	5,309,912
Equity compensation plans not approved by security holders	—	—	—
Total	893,355	$6.15	5,309,912
(1)	Includes our 2015 Plan and 2025 Plan. Our 2015 Plan expired in 2025 and thus no securities remain available for future issuance under that plan.

The number of shares reserved for issuance under the 2025 Plan automatically increases pursuant to the terms thereof on January 1 of each year, from January 1, 2026 through January 1, 2035. Pursuant to the terms of the 2025 Plan, the number of shares reserved for issuance under the plan increased by 403,446 as of January 1, 2026, for a total number of shares reserved for issuance under the plan of 6,403,446.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total long-term liabilities and capitalization as of December 31, 2025 on:

o	an actual basis; and
o	on an as adjusted basis, to give effect to this sale by us of 5,330,560 shares of common stock upon the exercise of the Offering Warrants at the current exercise price of $1.35 per share, after deducting estimated offering expenses payable by us, assuming full exercise of the Offering Warrants for cash.

You should read this capitalization table together with the section titled “Use of Proceeds” in this prospectus, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus.

	At December 31, 2025
	Actual	As Adjusted
		(unaudited)
Cash and cash equivalents	$7,936,153	$15,377,362
Total current portion of liabilities	3,699,275	3,699,275
Total non-current liabilities, net of current portion	244,121	244,121

Stockholders’ equity:
Common stock, $.001 par value; 75,000,000 shares authorized; 10,086,130 shares issued and outstanding at December 31, 2025	10,086	15,629
Additional paid-in capital	250,287,382	257,723,048
Accumulated other comprehensive income	45,789	45,789
Accumulated deficit	(245,051,132)	(245,051,132)
Total stockholders’ equity	5,292,125	12,733,334
Total liabilities and shareholders’ equity	$9,235,521	$16,676,730

The number of shares of common stock to be outstanding after this offering set forth in the table above is based on 10,306,079 shares of common stock outstanding on March 24, 2026, gives effect to the issuance of the Warrant Shares upon exercise of the Offering Warrants at the current exercise price of $1.35 per share, but excludes:

●	1,467,581 shares of common stock issuable upon the exercise of outstanding warrants (other than the Offering Warrants) at a weighted average price of $6.04 per share, of which warrants to purchase 1,467,581 shares are exercisable as of March 24, 2026;
●	892,699 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.16 per share, of which options to purchase 398,353 shares of common stock are vested as of March 24, 2026; and
●	5,705,018 shares of common stock available for future issuance under our 2025 Plan as of March 24, 2026.

DILUTION

Purchasers of the Warrant Shares upon the exercise of the Offering Warrants will experience immediate dilution to the extent of the difference between the exercise price per share of common stock and the net tangible book value per share of common stock immediately after this offering.

Our pro forma net tangible book value as of December 31, 2025 was $5,182,113, or $0.50 per share of common stock, based upon 10,306,079 shares outstanding as of March 24, 2026, after giving effect to the issuance of 219,949 shares of common stock for approximately $244,953 from January 1, 2026 through March 24, 2026. Pro forma net tangible book value per share is determined by dividing the net of total tangible assets, which excludes intangible assets, less total liabilities, by the aggregate number of shares of common stock outstanding as of December 31, 2025, as adjusted for the issuance of 219,949 shares of common stock for approximately $244,953 from January 1, 2026 through March 24, 2026. After giving effect to our sale in this offering of 5,330,560 Warrant Shares upon the exercise of the Offering Warrants for $7,196,256 cash, our pro forma net tangible book value as of December 31, 2025 would have been $12,378,369, or $0.79 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.29 to our existing stockholders and an immediate dilution of $0.56 per share of common stock issued to the investors purchasing securities in this offering. The dilution figures assume full exercise of the Offering Warrants for 5,330,560 Warrant Shares for $7,196,256 cash.

The following table illustrates this dilution on a per-share basis:

Public offering price per share of common stock		$1.35
Pro forma net tangible book value per share as of December 31, 2025	$0.50
Pro forma increase per share attributable to new investors participating in this offering	$0.29
Pro forma net tangible book value per share after this offering		$0.79
Dilution in pro forma net tangible book value per share to new investors		$0.56

The above table excludes:

●	1,467,581 shares of common stock issuable upon the exercise of outstanding warrants (other than the Offering Warrants) at a weighted average price of $6.04 per share, of which warrants to purchase 1,467,581 shares are exercisable as of March 24, 2026;
●	892,699 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.16 per share, of which options to purchase 398,353 shares of common stock are vested as of March 24, 2026; and
●	5,705,018 shares of common stock available for future issuance under our 2025 Plan as of March 24, 2026.

To the extent that options or warrants are exercised, new options are issued under our 2025 Plan, or we issue additional shares of common stock in the future, there may be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The dilution per share to purchasers in the offering may be more than that indicated above in the event that the actual number of Warrant Shares sold, if any, is less than the maximum number of Warrant Shares underling the Offering Warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this analysis in conjunction with our audited consolidated financial statements and related notes and our unaudited consolidated interim financial statements and their notes. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements are only predictions, and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this prospectus, which could cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements, including those set forth in “Risk Factors” in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements and Industry Data and Market Information.”

Our Business Overview

We are a late-stage biopharmaceutical company focused on developing and commercializing products to treat rare diseases where there is an unmet medical need. We maintain two active business segments: Specialized BioTherapeutics and Public Health Solutions.

Our Specialized BioTherapeutics business segment is developing and moving toward potential commercialization of HyBryte™ (a proposed proprietary name of SGX301 or synthetic hypericin sodium), a novel photodynamic therapy, utilizing topical synthetic hypericin activated with safe visible light for the treatment of cutaneous T-cell lymphoma (“CTCL”). With successful completion of the first Phase 3 FLASH (Fluorescent Light Activated Synthetic Hypericin) study and agreement from the European Medicines Agency (“EMA”) on the key design components of a confirmatory Phase 3 placebo-controlled study evaluating the safety and efficacy of HyBryte™ in the treatment of CTCL patients with early-stage disease, we began patient enrollment during December 2024 for the second Phase 3 study called “FLASH2” (Fluorescent Light Activated Synthetic Hypericin 2). We anticipate top-line results in the second half of 2026. Upon successful completion of the Phase 3 FLASH2 study, regulatory approval will be sought to support potential commercialization worldwide.

Development programs in this business segment also include expansion of synthetic hypericin into psoriasis (SGX302), and our first-in-class Innate Defense Regulator technology, dusquetide, for the treatment of inflammatory diseases, including oral mucositis in head and neck cancer (SGX942) and aphthous ulcers in Behçet’s Disease (“BD”) (SGX945).

Our Public Health Solutions business segment includes development programs for (i) RiVax®, a ricin toxin vaccine candidate, (ii) SGX943, a therapeutic candidate for antibiotic resistant and emerging infectious disease, and (iii) various vaccine programs, including a program targeting filoviruses (such as Marburg virus (“MARV”) and Ebola virus (“EBOV”)) and CiVax™, a vaccine candidate for the prevention of COVID-19 (caused by SARS-CoV-2). The development of our vaccine programs incorporates the use of our proprietary heat stabilization platform technology, known as ThermoVax®. To date, this business segment has been supported with government grant and contract funding from the National Institute of Allergy and Infectious Diseases, the Biomedical Advanced Research and Development Authority and the Defense Threat Reduction Agency.

Our business strategy can be outlined as follows:

●	Following agreement from the EMA on the key design components for the second confirmatory Phase 3 placebo-controlled FLASH2 clinical trial of HyBryte™ in CTCL and positive primary endpoint results from the first Phase 3 FLASH study, continue enrollment and execution of the FLASH2 study, while at the same time, continuing discussions with the U.S. Food and Drug Administration (“FDA”) on potential modifications to the development path to adequately address their feedback.
●	Expand development of synthetic hypericin under the research name SGX302 into psoriasis with the conduct of a Phase 2a clinical trial, following the positive Phase 3 FLASH study and positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients.
●	Expand development of dusquetide under the research name SGX945 into BD by conducting a Phase 2 clinical trial, where previous studies with dusquetide in BD have validated the biologic activity in aphthous ulcers in BD.

●	Following feedback from the United Kingdom (“UK”) Medicines and Healthcare products Regulatory Agency (“MHRA”) that a second Phase 3 clinical trial of SGX942 (dusquetide) in the treatment of oral mucositis would be required to support a marketing authorization, design a second study and attempt to identify a potential partner(s) to continue this development program.
●	Continue development of our heat stabilization platform technology, ThermoVax®, in combination with programs for RiVax® (ricin toxin vaccine), and filovirus vaccines (targeting EBOV, Sudan virus, and MARV and multivalent combinations), with United States (“U.S.”) government and non-governmental organization funding support.
●	Continue to apply for and secure additional government funding for each of our Specialized BioTherapeutics and Public Health Solutions programs through grants, contracts and/or procurements.
●	Pursue business development opportunities for pipeline programs, as well as explore all strategic alternatives, including but not limited to merger/acquisition strategies.
●	Acquire or in-license new clinical-stage compounds for development, as well as evaluate new indications with existing pipeline compounds for development.

Corporate Information

We were incorporated in Delaware in 1987 under the name Biological Therapeutics, Inc. In 1987, we merged with Biological Therapeutics, Inc., a North Dakota corporation, pursuant to which we changed our name to “Immunotherapeutics, Inc.” We changed our name to “Endorex Corp.” in 1996, to “Endorex Corporation” in 1998, to “DOR BioPharma, Inc.” in 2001, and finally to “Soligenix, Inc.” in 2009. Our principal executive offices are located at 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540 and our telephone number is (609) 538-8200.

Our Product Candidates in Development

The following tables summarize our product candidates under development:

Specialized BioTherapeutics Product Candidates

Soligenix Product Candidate	Therapeutic Indication	Stage of Development

HyBryte™	Cutaneous T-Cell Lymphoma

Phase 2 trial completed; demonstrated significantly higher response rate compared to placebo; Phase 3 trial completed; demonstrated statistical significance in primary endpoint in March 2020 (Cycle 1) and demonstrated continued improvement in treatment response with extended treatment in April 2020 (Cycle 2) and October 2020 (Cycle 3); new drug application (“NDA’) submitted to FDA December 2022; FDA refusal to file letter received February 2023; second Phase 3 trial based upon EMA-accepted protocol began patient enrollment in December 2024 with interim analysis expected in Q2 2026 and top-line results anticipated in the second half of 2026; discussions continue with FDA on modifying the development path to adequately address FDA’s preference for a longer duration comparative study over a placebo-controlled trial

SGX302	Mild-to-Moderate Psoriasis

Positive proof-of-concept demonstrated in a small Phase 1/2 pilot study; Phase 2a protocol and Investigation New Drug (“IND”) clearance received from the FDA; Phase 2a study remains ongoing having demonstrated biological effect in Cohort 1,  clinically meaningful benefit in Cohorts 2 and 3, including expanded benefit with a gel formulation in Cohort 3.

SGX945	Aphthous Ulcers in Behçet’s Disease	Phase 2a protocol and IND clearance received from the FDA; Phase 2a study complete having achieved the study objective of demonstrating safety and biological efficacy

SGX942†	Oral Mucositis in Head and Neck Cancer

Phase 2 trial completed; demonstrated significant response compared to placebo with positive long-term (12 month) safety also reported; Phase 3 clinical trial results announced December 2020: The primary endpoint of median duration of severe oral mucositis (“SOM”) did not achieve the pre-specified  criterion  for  statistical  significance  (p≤0.05);  although biological activity was observed with a 56% reduction in the median duration of SOM from 18 days in the placebo group to 8 days in the SGX942 treatment group; analyzed full dataset from Phase 3 study and designing a second Phase 3 clinical trial; continued development contingent upon identification of partnership

Public Health Solutions†

Soligenix Product Candidate	Indication	Stage of Development
ThermoVax®	Thermostability of vaccines for Ricin toxin, EBOV, and MARV	Pre-clinical

RiVax®	Vaccine against Ricin Toxin Poisoning	Phase 1a, 1b and 1c trials completed, safety and neutralizing antibodies for protection demonstrated

SGX943	Therapeutic against Emerging Infectious Diseases	Pre-clinical
†	Contingent upon continued government contract/grant funding or other funding source.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements, we believe that the following accounting policies are those most critical to the assumptions and estimates used in the preparation of our financial statements.

Research and Development Costs

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contract and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to:

●	contract research organizations (“CROs”) in connection with performing research activities on our behalf and conducting preclinical studies and clinical trials on our behalf;
●	investigative sites or other service providers in connection with clinical trials;
●	vendors in connection with preclinical and clinical development activities; and
●	vendors related to product manufacturing and distribution of preclinical and clinical supplies.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing fees, we estimate the time period over which services will be performed, enrollment of patients, number of sites active and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. During the year ended December 31, 2024, we made adjustments to estimated accrued clinical trial expenses for completed trials of approximately $1.4 million. These adjustments resulted in decreases to research and development expenses in the accompanying consolidated statements of operations during the year ended December 31, 2024.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions such as the fair value of stock options and to accrue for clinical trials in process that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update enhances the transparency and decision-usefulness of income tax disclosures, providing investors with additional information to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows.

The standard requires public entities to disclose additional disaggregation of information in the effective tax rate reconciliation, including specified categories. Additionally, entities must provide separate disclosure of significant reconciling items and expanded disclosure of income taxes paid by jurisdiction.

ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We have adopted ASU 2023-09 for the year ended December 31, 2025, and have updated our income tax disclosures accordingly. The adoption of this standard did not impact the recognition or measurement of our financial statements but resulted in enhanced income tax related disclosures in the notes to the consolidated financial statements.

Material Changes in Results of Operations

Year Ended December 31, 2025 Compared to 2024

For the year ended December 31, 2025, we had a net loss of $11,080,380 as compared to a net loss of $8,266,576 for the prior year, representing increased net loss of $2,813,804 or 34%. The increase in net loss is primarily attributed to increases in research and development costs associated with the Phase 2 study in BD, the ongoing second confirmatory Phase 3 CTCL study and a decrease in other income relating to tax credits and the change in the fair value of debt.

For the year ended December 31, 2025, we had no revenues as compared to revenues of $119,371 for the prior year, representing a decrease of $119,371 or 100%. The decrease in revenues was primarily a result of the conclusion of the zero-margin grant for the HyBryte™ investigator initiated study.

For the year ended December 31, 2025, we had no costs related to contract and grant revenues as compared to costs of $119,371 for the prior year, representing a decrease of $119,371 or 100%. The decrease in costs was primarily a result of the conclusion of the zero-margin grant for the HyBryte™ investigator initiated study.

Research and development expenses increased by $2,262,224 or 43% to $7,485,813 for year ended December 31, 2025 as compared to $5,223,589 for the prior year. The increase in research and development spending for the year ended

December 31, 2025 was primarily related to costs associated with the Phase 2 study in BD and the ongoing second confirmatory Phase 3 CTCL study.

General and administrative expenses increased by $143,755 or 3%, to $4,359,663 for the year ended December 31, 2025, as compared to $4,215,908 for the prior year. This increase is primarily attributable to increases in various franchise taxes and stock related expenses offset by a decrease in professional fees.

In April 2023, we entered into an amendment (the “2023 Amendment”) to the convertible debt financing agreement with Pontifax Medison Finance (“Pontifax”) (see Note 5 in the accompanying consolidated financial statements – Debt). The 2023 Amendment called for the immediate payment of $5 million of the outstanding principal balance and any accrued interest, waived any prepayment charge in connection with the repayment of this amount and resulted in an outstanding principal balance of $3 million. The 2023 Amendment adjusted certain payment provisions, and provided for an adjustment to the conversion price provisions with respect to the remaining principal amount to (i) 90% of the closing price of our common stock on the day before the delivery of a conversion notice with respect to the first 36,790 shares of our common stock issuable upon conversion and to (ii) $27.20 with respect to all shares of our common stock issuable upon conversion thereafter.

The 2023 Amendment resulted in the extinguishment of the original convertible debt for accounting purposes. We elected to account for the amended convertible debt using the fair value option. As a result, we recognized $260,933 of other income from the change in the fair value of the convertible debt in the accompanying consolidated statements of operations during the year ended December 31, 2024. The fair value of the convertible debt was estimated using the Monte Carlo valuation method.

During the year ended December 31, 2024, Pontifax delivered to us notices of conversion electing to convert a portion of the then outstanding principal balance into shares of our common stock. Accordingly, we issued 36,790 shares of our common stock resulting in a reduction of the outstanding principal balance totaling $254,256.

In October 2024, we entered into an amendment (the “2024 Amendment”) to the Loan Agreement, as amended. The 2024 Amendment reduced the conversion price with respect to the remaining principal amount outstanding to (i) $3.81 for the first 501,648 shares of our common stock issuable upon conversion and (ii) $4.23 with respect to all shares of our common stock issuable upon conversion thereafter. The remaining terms of the agreement remained in effect with minimal, non-material modifications to those terms. Pursuant to applicable accounting standards, after the 2024 Amendment, we elected not to account for the amended convertible debt under the fair value option. Accordingly, there was no further recognition for the impact of changes in fair value in our financial statements.

In February 2025, we fully repaid all outstanding obligations and terminated the Loan Agreement. As a result, all related liens and security interests securing our obligations were released. We did not incur any prepayment penalties for the early repayment.

Total other income for the year ended December 31, 2025 was $258,481 as compared to $763,807 for the prior year, reflecting a decrease of $505,326 or 66%. The decrease in total other income was primarily associated with decreases in tax credits and the change in the fair value of debt.

The State of New Jersey’s Technology Business Tax Certificate Program allows certain high technology and biotechnology companies to sell unused NOL carryforwards to other New Jersey-based corporate taxpayers. We sold our 2024 and 2023 New Jersey NOL carryforwards resulting in the recognition of income tax benefits, net of transaction costs of $506,615 and $409,114 during the years ended December 31, 2025 and 2024, respectively. Both amounts were recorded as receivables and are included in prepaid expenses and other current assets on the accompanying consolidated balance sheets for the years ended December 31, 2025 and 2024, respectively. We have not yet sold our 2025 New Jersey NOL carryforwards but may do so in the future. However, there can be no assurance as to the continuation or magnitude of this program in future years.

Business Segments

We maintain two active business segments for the years ended December 31, 2025 and 2024: Specialized BioTherapeutics and Public Health Solutions.

The Specialized BioTherapeutics business segment had no revenue for the year ended December 31, 2025 as compared to $119,371 for the year ended December 31, 2024, representing a decrease of $119,371 or 100%. The decrease was due to the conclusion of the zero-margin grant for the HyBryte™ investigator initiated study.

The Public Health Solutions business segment had no revenues for the years ended years ended December 31, 2025 and 2024, respectively.

Loss from operations for the Public Health Solutions business segment for the year ended December 31, 2025 was $88,769 as compared to loss from operations of $254,576 for the year ended December 31, 2024, representing a decrease in loss of $165,807 or 65%. This decrease in loss is attributable to a reduction in resources allocated to this business segment.

Loss from operations for the Specialized BioTherapeutics business segment for the year ended December 31, 2025 was $6,981,971 as compared to $4,365,034 for the year ended December 31, 2024, representing an increase in loss of $2,616,937 or 60%. This increase in loss is primarily related to costs associated with the Phase 2 study in BD and the ongoing second confirmatory Phase 3 CTCL study.

Financial Condition and Liquidity

Cash and Working Capital

As of December 31, 2025, we had cash and cash equivalents of $7,936,153 as compared to $7,819,514 as of December 31, 2024, representing an increase of $116,639 or 1%. As of December 31, 2025, we had working capital of $5,149,732, representing an increase of $1,169,514 as compared to working capital of $3,980,218 for the prior year. The increase in cash and cash equivalents was primarily related to net proceeds received from financing activities offset by cash used in operating activities and repayment of convertible debt. The increase in working capital is primarily the result of net proceeds received from financing activities partially offset by the repayment of convertible debt and cash used in operating activities during the year ended December 31, 2025.

Based on our operating budget, current rate of cash outflows, and cash on hand, we believe we have sufficient resources available to support our development activities, business operations and meet our obligations as they become due into the fourth quarter of 2026. However, as of March 31, 2026, we do not have sufficient cash and cash equivalents to support our operations for at least 12 months following the issuance of our financial statements on March 24, 2026. As a result, these conditions raise substantial doubt about our ability to continue as a going concern through 12 months after the issuance date of the financial statements

To mitigate the conditions that raise substantial doubt about our ability to continue as a going concern, our plans include securing:

●	additional capital, potentially through a combination of public or private equity offerings and strategic transactions, including potential alliances and drug product collaborations;
●	additional proceeds from government contract and grant programs; and
●	additional proceeds from at-the-market sales of shares of our common stock via an At Market Issuance Sales Agreement (“Rodman Sales Agreement”) with Rodman & Renshaw LLC.

In January 2026, we entered into the Rodman Sales Agreement (See Note 12 in the accompanying consolidated financial statements – Subsequent Events). The Rodman Sales Agreement provides for the offer and sale of shares of common stock having aggregate potential gross proceeds of up to approximately $3.5 million. We have up to approximately $3.2 million of potential gross proceeds capacity remaining from the Rodman Sales Agreement as of March 24, 2026 under the prospectus supplement dated January 23, 2026.

While the Rodman Sales Agreement is in place, none of the other funding alternatives are currently committed. There is no assurance that we will be successful in securing sufficient financing on acceptable terms, if at all, to continue operations, enter into strategic transactions that provide the necessary capital, or implement other strategies to mitigate the substantial doubt about our ability to continue as a going concern. If these alternatives are unavailable or not secured on satisfactory terms, we will not have sufficient cash resources or liquidity to fund our operations for at least 12 months after the financial statements are issued. Failure to obtain adequate capital when needed may force us to delay, reduce, or eliminate business development efforts, negatively impacting our ability to achieve our objectives, remain competitive, and maintain our financial condition and operating results.

Additionally, macroeconomic and geopolitical uncertainties may further restrict access to capital, exacerbating liquidity challenges. Furthermore, concerns regarding our ability to continue as a going concern could negatively impact relationships with business partners, vendors, and other stakeholders.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Our plans with respect to our liquidity management include, but are not limited to, the following:

●	We plan to submit additional contract and grant applications for further support of our programs with various funding agencies. However, there can be no assurance that we will obtain additional governmental grant funding;
●	We will continue to use equity instruments to provide a portion of the compensation due to vendors and collaboration partners;
●	We will continue to pursue NOL sales in the state of New Jersey pursuant to its Technology Business Tax Certificate Transfer Program if the program remains available;
●	We plan to pursue potential partnerships for pipeline programs as well as continue to explore merger and acquisition strategies. However, there can be no assurances that we can consummate such transactions;
●	We are currently evaluating additional equity/debt financing opportunities on an ongoing basis and may execute them when appropriate. However, there can be no assurances that we can consummate such a transaction, or consummate a transaction at favorable pricing.

Expenditures

Under our budget and based upon our existing product development agreements and license agreements pursuant to letters of intent and option agreements, we expect our total research and development expenditures for the year ending December 31, 2026 to be approximately $3.3 million before any contract or grant reimbursements, of which approximately all relates to the Specialized BioTherapeutics business segment. We do not anticipate any grant reimbursements for the same period to offset research and development expenses in the Specialized BioTherapeutics business segment.

The table below details our costs for research and development by program and amounts reimbursed for the years ended December 31, 2025 and 2024:

	2025	2024
Research & Development Expenses
RiVax® and ThermoVax® Vaccines	$88,447	$253,994
SGX942 (Dusquetide)	39,892	(330,257)
HyBryte™ (SGX301 or synthetic hypericin)	6,940,144	4,691,803
Other	417,330	608,049
Total	$7,485,813	$5,223,589

Reimbursed under Government Contracts and Grants
HyBryte™ (investigator-initiated study)	—	119,371
Total	—	119,371
Grand Total	$7,485,813	$5,342,960

Contractual Obligations

Licenses and Royalties

We have licensing fee commitments of approximately $230,000 as of December 31, 2025 over the next five years for several licensing agreements with partners and universities. Additionally, we are party to other agreements which include cash milestone payments, royalties and other fees payable, which are all contingent upon clinical or commercialization success. There can be no assurance that clinical or commercialization success will occur.

In September 2014, we entered into an asset purchase agreement with Hy Biopharma pursuant to which we acquired certain intangible assets, properties and rights of Hy Biopharma related to the development of Hy BioPharma’s synthetic hypericin product. As consideration for the assets acquired, we initially paid $275,000 in cash and issued 771 shares of common stock with a fair value based upon our stock price on the date of grant of $3.75 million. These amounts were charged to research and development expense during the third quarter of 2014 as the assets will be used in our research and development activities and do not have alternative future use.

In March 2020, we filed a prospectus supplement covering the offer and sale of up to 8,151 shares of our common stock, which were issued to Hy Biopharma as payment for achieving a milestone: we determine the Phase 3 clinical trial of HyBryte™ to be successful in the treatment of CTCL. The number of shares of our common stock issued to Hy Biopharma was calculated using an effective price of $614.40 per share, based upon a formula set forth in the purchase agreement.

Pursuant to an agreement with Hy Biopharma, we are obligated to pay Hy Biopharma a success-oriented milestone of $5 million in the event FDA approval is attained. Such payment will be payable in our restricted securities provided such number of shares does not exceed 19.9% ownership of our outstanding stock. As of December 31, 2025, no other milestone or royalty payments have been paid or accrued.

Leases

We currently lease approximately 6,200 square feet of office space at 29 Emmons Drive, Suite B-10 in Princeton, New Jersey. This office space currently serves as our corporate headquarters, and both of our business segments (Specialized BioTherapeutics and Public Health Solutions), operate from this space. Pursuant to an amendment in May 2025, the lease has been extended through October 2028. The current monthly rent is $11,625 through October 2026 and increases to $11,883 in November 2026 and to $12,142 in November 2027 where it remains until expiration.

Employment Agreements

In May 2025, we entered into an amendment to Dr. Schaber’s employment agreement to increase the number of shares of common stock, from 2,084 to 200,000, issuable to Dr. Schaber immediately prior to the completion of a transaction, or series or a combination of related transactions, negotiated by our Board of Directors whereby, directly or indirectly, a majority of our capital stock or a majority of our assets are transferred from us and/or our stockholders to a third party.

Debt Financing

In December 2020, we entered into a $20 million convertible debt financing agreement with Pontifax (the “Loan Agreement”). Under the terms of the Loan Agreement, we had access to up to $20 million in convertible debt financing which accrued interest at a rate of 8.47% on borrowed amounts and an interest rate of 1% on amounts available but not borrowed as an unused line of credit fee. Payments of interest only were due for the first two years and thereafter, the outstanding principal was to be repaid in quarterly installments, as defined.

Upon the closing of this transaction, we borrowed an initial amount of $10 million and made no further borrowings through the term of the agreement.

In April 2023, we entered into an amendment to the Loan Agreement (the “2023 Amendment”). The 2023 Amendment called for the immediate payment of $5 million of the outstanding principal balance and any accrued interest, waived any prepayment charge in connection with the repayment of this amount and resulted in an outstanding principal balance of $3 million. The 2023 Amendment adjusted certain payment provisions, and provided for an adjustment to the conversion price provisions with respect to the remaining principal amount to (i) 90% of the closing price of our common stock on the day before the delivery of a conversion notice with respect to the first 36,790 shares of our common stock issuable upon conversion and to (ii) $27.20 with respect to all shares of our common stock issuable upon conversion thereafter.

The 2023 Amendment resulted in the extinguishment of the original convertible debt for accounting purposes. We elected to account for the amended convertible debt using the fair value option. As a result, we recognized $260,933 of other income from the change in the fair value of the convertible debt in our accompanying consolidated statements of operations during the year ended December 31, 2024. The fair value of the convertible debt was estimated using the Monte Carlo valuation method.

During the first half of 2024, Pontifax delivered to us notices of conversion electing to convert a portion of the then outstanding principal balance into shares of our common stock. Accordingly, we issued 36,790 shares of our common stock resulting in a reduction of the outstanding principal balance totaling $254,256.

In October 2024, we entered into an amendment (the “2024 Amendment”) to the Loan Agreement, as amended. The 2024 Amendment reduced the conversion price with respect to the remaining principal amount outstanding to (i) $3.81 for the first 501,648 shares of our common stock issuable upon conversion and (ii) $4.23 with respect to all shares of our common stock issuable upon conversion thereafter. The remaining terms of the agreement remained in effect with minimal, non-material modifications to those terms. Pursuant to applicable accounting standards, after the 2024 Amendment, we elected not to account for the amended convertible debt under the fair value option. Accordingly, there was no further recognition for the impact of changes in fair value in our financial statements.

In February 2025, we fully repaid all outstanding obligations and terminated the Loan Agreement. As a result, all related liens and security interests securing our obligations were released. We did not incur any prepayment penalties for the early repayment.

BUSINESS

Our Business Overview

We are a late-stage biopharmaceutical company focused on developing and commercializing products to treat rare diseases where there is an unmet medical need. We maintain two active business segments: Specialized BioTherapeutics and Public Health Solutions.

Our Specialized BioTherapeutics business segment is developing and moving toward potential commercialization of HyBryte™ (a proposed proprietary name of SGX301 or synthetic hypericin sodium), a novel photodynamic therapy (“PDT”), utilizing topical synthetic hypericin activated with safe visible light for the treatment of cutaneous T-cell lymphoma (“CTCL”). With successful completion of the first Phase 3 FLASH (Fluorescent Light Activated Synthetic Hypericin) study and agreement from the European Medicines Agency (“EMA”) on the key design components of a confirmatory Phase 3 placebo-controlled study evaluating the safety and efficacy of HyBryte™ in the treatment of CTCL patients with early-stage disease, we began patient enrollment during December 2024 for the second Phase 3 study called “FLASH2” (Fluorescent Light Activated Synthetic Hypericin 2). We anticipate top-line results in the second half of 2026. Upon successful completion of the Phase 3 FLASH2 study, regulatory approval will be sought to support potential commercialization worldwide.

Development programs in this business segment also include expansion of synthetic hypericin into psoriasis (SGX302), and our first-in-class Innate Defense Regulator (“IDR”) technology, dusquetide, for the treatment of inflammatory diseases, including aphthous ulcers in Behçet’s Disease (“BD”) (SGX945) and oral mucositis in head and neck cancer (SGX942).

Our Public Health Solutions business segment includes development programs for (i) RiVax®, a ricin toxin vaccine candidate, (ii) SGX943, a therapeutic candidate for antibiotic resistant and emerging infectious disease, and (iii) various vaccine programs, including a program targeting filoviruses (such as Marburg virus (“MARV”) and Ebola virus (“EBOV”)) and CiVax™, a vaccine candidate for the prevention of COVID-19 (caused by SARS-CoV-2). The development of our vaccine programs incorporates the use of our proprietary heat stabilization platform technology, known as ThermoVax®. To date, this business segment has been supported with government grant and contract funding from the National Institute of Allergy and Infectious Diseases (“NIAID”), the Biomedical Advanced Research and Development Authority and the Defense Threat Reduction Agency.

Our business strategy can be outlined as follows:

●	Following agreement from the EMA on the key design components for the second confirmatory Phase 3 placebo-controlled FLASH2 clinical trial of HyBryte™ in CTCL and positive primary endpoint results from the first Phase 3 FLASH study, continue enrollment and execution of the FLASH2 study, while at the same time, continuing discussions with the U.S. Food and Drug Administration (“FDA”) on potential modifications to the development path to adequately address their feedback.
●	Expand development of synthetic hypericin under the research name SGX302 into psoriasis with the conduct of a Phase 2a clinical trial, following the positive Phase 3 FLASH study and positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients.
●	Expand development of dusquetide under the research name SGX945 into BD by conducting a Phase 2 clinical trial, where previous studies with dusquetide in BD have validated the biologic activity in aphthous ulcers in BD.
●	Following feedback from the United Kingdom (“UK”) Medicines and Healthcare products Regulatory Agency (“MHRA”) that a second Phase 3 clinical trial of SGX942 (dusquetide) in the treatment of oral mucositis would be required to support a marketing authorization, design a second study and attempt to identify a potential partner(s) to continue this development program.

●	Continue development of our heat stabilization platform technology, ThermoVax®, in combination with programs for RiVax® (ricin toxin vaccine), and filovirus vaccines (targeting EBOV, Sudan virus (“SUDV”), and MARV and multivalent combinations), with U.S. government or non-governmental organization funding support.
●	Continue to apply for additional government funding for each of our Specialized BioTherapeutics and Public Health Solutions programs through grants, contracts and/or procurements.
●	Pursue business development opportunities for pipeline programs, as well as explore all strategic alternatives, including but not limited to merger/acquisition strategies.
●	Acquire or in-license new clinical-stage compounds for development, as well as evaluate new indications with existing pipeline compounds for development.

Corporate Information

We were incorporated in Delaware in 1987 under the name Biological Therapeutics, Inc. In 1987, we merged with Biological Therapeutics, Inc., a North Dakota corporation, pursuant to which we changed our name to “Immunotherapeutics, Inc.” We changed our name to “Endorex Corp.” in 1996, to “Endorex Corporation” in 1998, to “DOR BioPharma, Inc.” in 2001, and finally to “Soligenix, Inc.” in 2009. Our principal executive offices are located at 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540 and our telephone number is (609) 538-8200.

Our Product Candidates in Development

The following tables summarize our product candidates under development:

Specialized BioTherapeutics Product Candidates

Soligenix Product Candidate	Therapeutic Indication	Stage of Development

HyBryte™	Cutaneous T-Cell Lymphoma

Phase 2 trial completed; demonstrated significantly higher response rate compared to placebo; Phase 3 trial completed; demonstrated statistical significance in primary endpoint in March 2020 (Cycle 1) and demonstrated continued improvement in treatment response with extended treatment in April 2020 (Cycle 2) and October 2020 (Cycle 3); new drug application (“NDA”) submitted to FDA December 2022; FDA refusal to file (“RTF”) letter received February 2023; second Phase 3 trial based upon EMA-accepted protocol began patient enrollment in December 2024 with interim analysis expected in Q2 2026 and top-line results anticipated in the second half of 2026; discussions continue with FDA on modifying the development path to adequately address FDA’s preference for a longer duration comparative study over a placebo-controlled trial

Soligenix Product Candidate	Therapeutic Indication	Stage of Development

SGX302	Mild-to-Moderate Psoriasis

Positive proof-of-concept demonstrated in a small Phase 1/2 pilot study; Phase 2a protocol and Investigation New Drug (“IND”) clearance received from the FDA; Phase 2a study remains ongoing having demonstrated biological effect in Cohort 1, clinically meaningful benefit in Cohorts 2 and 3, including expanded benefit with a gel formulation in Cohort 3.

SGX945	Aphthous Ulcers in BD	Phase 2a protocol and IND clearance received from the FDA; Phase 2a study complete having achieved the study objective of demonstrating safety and biological efficacy

SGX942†	Oral Mucositis in Head and Neck Cancer

Phase 2 trial completed; demonstrated significant response compared to placebo with positive long-term (12 month) safety also reported; Phase 3 clinical trial results announced December 2020: the primary endpoint of median duration of severe oral mucositis (“SOM”) did not achieve the pre-specified criterion for statistical significance (p≤0.05); although biological activity was observed with a 56% reduction in the median duration of SOM from 18 days in the placebo group to 8 days in the SGX942 treatment group; analyzed full dataset from Phase 3 study and designing a second Phase 3 clinical trial; continued development contingent upon identification of partnership

Public Health Solutions†

Soligenix Product Candidate	Indication	Stage of Development
ThermoVax®	Thermostability of vaccines for Ricin toxin, EBOV, and MARV	Pre-clinical

RiVax®	Vaccine against Ricin Toxin Poisoning	Phase 1a, 1b, and 1c trials completed, safety and neutralizing antibodies for protection demonstrated

SGX943	Therapeutic against Emerging Infectious Diseases	Pre-clinical

†	Contingent upon continued government contract/grant funding or other funding source.

Specialized BioTherapeutics Overview

Synthetic Hypericin

Synthetic Hypericin is a potent photosensitizer that is topically applied to skin lesions, taken up by cutaneous T-cells and then activated by safe visible light. Hypericin is also found in several species of Hypericum plants, although the active moiety used in HyBryte™ and SGX302 is chemically synthesized by a proprietary manufacturing process and not extracted from plants. Importantly, hypericin is optimally activated with visible light thereby avoiding the negative consequences of ultraviolet (“UV”) light. Other light therapies using UVA or UVB light can result in serious adverse effects including secondary skin cancers.

Combined with photoactivation, in clinical trials synthetic hypericin has demonstrated significant anti-proliferative effects on activated normal human lymphoid cells and inhibited growth of malignant T-cells isolated from CTCL patients. In both settings, it appears that the mode of action is an induction of cell death in a concentration as well as a light dose-dependent fashion. These effects appear to result, in part, from the generation of singlet oxygen during photoactivation of hypericin.

Synthetic hypericin is one of the most efficient known generators of singlet oxygen, the key component for phototherapy. The generation of singlet oxygen induces necrosis and apoptosis in cells. The use of topical synthetic hypericin coupled with directed visible light results in generation of singlet oxygen only at the treated site. We believe that the use of visible light (as opposed to cancer-causing UV light) is a major advance in photodynamic therapy. In a small published Phase 1/2 proof of concept pilot clinical study using synthetic hypericin twice weekly for six weeks, statistically significant efficacy was demonstrated in patients with CTCL (58.3% response, p=0.04) and psoriasis (80% response, p<0.02). Subsequently, a published Phase 3 study in CTCL has further confirmed the biological efficacy of synthetic hypericin (termed HyBryte™ in the context of CTCL). A confirmatory, placebo-controlled Phase 3 study based upon an EMA-accepted protocol is actively enrolling with interim analysis expected in the second quarter of 2026 and top-line results expected in the second half of 2026.

HyBryte™ – for Treating Cutaneous T-Cell Lymphoma

HyBryte™ is a novel, first-in-class, PDT, that utilizes safe visible light for activation. The active ingredient in HyBryte™ is synthetic hypericin, a photosensitizer which is topically applied to skin lesions and then activated by visible fluorescent light 16 to 24 hours later.

Based on the positive and previously published Phase 1/2 results, we initiated our Phase 3 clinical study of HyBryte™ for the treatment of CTCL during December 2015 and completed the trial in 2020. This trial, referred to as the FLASH study, aimed to evaluate the response to HyBryte™ as a skin directed therapy to treat early stage CTCL. We completed the study with approximately 35 CTCL centers across the U.S. participating in this trial. The Phase 3 protocol was a highly powered, double-blind, randomized, placebo-controlled, multicenter trial that enrolled 169 subjects (166 evaluable). The trial consisted of three treatment cycles, each of eight weeks duration. Treatments were administered twice weekly for the first six weeks and treatment response was determined at the end of the eighth week. In the first treatment cycle, approximately 66% of subjects received HyBryte™ and 33% received placebo treatment of their index lesions. In the second cycle, all subjects received HyBryte™ treatment of their index lesions, and in the third cycle, all subjects received HyBryte™ treatment of all of their lesions. The majority of subjects enrolled elected to continue into the third optional, open-label cycle of the study. Subjects were followed for an additional six months after their last evaluation visit. The primary efficacy endpoint was assessed on the percentage of patients in each of the two treatment groups (i.e., HyBryte™ and placebo) achieving a partial or complete response of the treated lesions, defined as a ≥ 50% reduction in the total Composite Assessment of Index Lesion Disease Severity (“CAILS”) score for three index lesions at the Cycle 1 evaluation visit (Week 8) compared to the total CAILS score at baseline. Secondary endpoints for the trial included the duration of responses, the extent of the regression of the tumors, and the safety of the treatment. We continue to work closely with the Cutaneous Lymphoma Foundation, as well as the National Organization for Rare Disorders.

Over the course of 2020, analysis of the Phase 3 FLASH study data was completed. The study enrolled 169 patients (166 evaluable) randomized 2:1 to receive either HyBryte™ (116 patients) or placebo (50 patients) and demonstrated a statistically significant treatment response (p=0.04) in the CAILS primary endpoint assessment at 8 weeks for Cycle 1. A total of 16% of the patients receiving HyBryte™ achieved at least a 50% reduction in their index lesions compared to only 4% of patients in the placebo group at 8 weeks. HyBryte™ treatment in the first cycle was safe and well tolerated.

Analysis of the second open-label treatment cycle (Cycle 2) showed that continued treatment with HyBryte™ twice weekly for an additional 6 weeks (12 weeks total) increased the positive response rate to 40% (p<0.0001 compared to placebo and p<0.0001 compared to 6-weeks treatment). The response rate in patients receiving a total of 12 weeks of treatment increased two and a half-fold. Treatment responses were assessed at Week 8 (after 6 weeks of treatment) and at Week 16 (after 12 weeks of treatment). A positive response was defined as an improvement of at least 50% in the CAILS score for the three index lesions evaluated in both Cycles 1 and 2. The data continued to indicate that HyBryte™ was safe and well tolerated.

The optional third open-label treatment cycle (Cycle 3) focused on safety and all patients could elect to receive HyBryte™ treatment of all their lesions for an additional 6 weeks or up to 18 weeks in total. Of note, 66% of patients elected to continue with this optional safety cycle of the study. Of the subset of patients that received HyBryte™ throughout all three cycles of treatment (18 weeks), 49% of them demonstrated a treatment response (p=0.046 vs. patients completing 12 weeks of HyBryte™ treatment in Cycle 2; p<0.0001 vs. patients receiving placebo in Cycle 1). Moreover, in a subset of patients evaluated in this cycle, it was demonstrated that HyBryte™ is not systemically available, consistent with the general safety of this topical product observed to date. At the end of Cycle 3, HyBryte™ continued to be well tolerated despite extended and increased use of the product to treat multiple lesions.

In addition, continued analysis of results from the protocol mandated efficacy cycles (Cycles 1 and 2) of the study revealed that 12 weeks of treatment (Cycle 2) with HyBryte™ is equally effective on both patch (response 37%, p=0.0009) and plaque (response 42%, p<0.0001) lesions when compared to Cycle 1 placebo lesion responses, further demonstrating the unique benefits of the more deeply penetrating visible light activation of hypericin.

Following the first Phase 3 study of HyBryte™ for the treatment of CTCL, the FDA and the EMA indicated that they would require a second successful Phase 3 trial to support marketing approval. With agreement from the EMA on the key design components, the confirmatory Phase 3 trial will be a randomized, double-blind, placebo-controlled, multicenter study treating approximately 80 subjects with early-stage CTCL. It will evaluate the efficacy and safety of HyBryte™ topically applied to CTCL lesions twice weekly for 18 weeks, with each application followed 21 (±3) hours later by the administration of safe, visible light at a wavelength of 500 to 650 nm. All of the patient’s lesions that are readily available for exposure to the visible light source will be treated and three to five index lesions of each patient will be prospectively identified and indexed for the modified composite assessment of index lesions severity (“mCAILS”) evaluation prior to randomization (baseline). The primary efficacy endpoint will be assessed on the percent of patients in each of the two treatment groups (i.e., HyBryte™ and placebo) achieving a Partial or Complete Response (yes/no) of the treated lesions defined as a ≥ 50% reduction in the total mCAILS score for the three to five index lesions following 18 weeks of treatment compared to the total mCAILS score at baseline. Other secondary measures will assess treatment response (including duration), degree of improvement, time to relapse and safety. Following treatment, all patients will be followed every four weeks for a total of 12 weeks (through Week 30). The Data Monitoring Committee will conduct one (1) interim analysis when approximately 60% of the total subjects have completed the primary endpoint evaluation. The primary efficacy endpoint and the key safety endpoints will be analyzed. A sample size recalculation may be performed after examining the assumptions or the trial halted for either futility, safety concerns, or overwhelming efficacy. We, the participating clinical investigators, and any other personnel involved in trial conduct will remain blinded to study treatment until completion of the trial.

HyBryte™ has received Orphan Drug designation as well as Fast Track designation from the FDA. The Orphan Drug Act is intended to assist and encourage companies to develop safe and effective therapies for the treatment of rare diseases and disorders. In addition to providing a seven-year term of market exclusivity for HyBryte™ upon final FDA approval, Orphan Drug designation also positions us to be able to leverage a wide range of financial and regulatory benefits, including government grants for conducting clinical trials, waiver of FDA user fees for the potential submission of a NDA for HyBryte™, and certain tax credits. In addition, Fast Track is a designation that the FDA reserves for a drug intended to treat a serious or life-threatening condition and one that demonstrates the potential to address an unmet medical need for the condition. Fast Track designation is designed to facilitate the development and expedite the review of new drugs. For instance, we were eligible to submit a NDA for HyBryte™ on a rolling basis, permitting the FDA to review sections of the NDA prior to receiving the complete submission. Additionally, NDAs for Fast Track development programs ordinarily will be eligible for priority review. HyBryte™ for the treatment of CTCL also was granted Orphan Drug designation from the EMA Committee for Orphan Medical Products and Promising Innovative Medicine (“PIM”) designation from the MHRA, as well as Innovation Passport under the Innovative Licensing and Access Pathway (“ILAP”) in the UK.

In May 2021, HyBryte™ was awarded an "Innovation Passport" for the treatment of early stage CTCL in adults under the UK’s ILAP. The decision to award the Innovation Passport to the HyBryte™ program was made by the Innovative Licensing and Access Pathway Steering Group, which is comprised of representatives from MHRA, the National Institute for Health and Care Excellence (“NICE”), and the Scottish Medicines Consortium (“SMC”). ILAP was launched at the start of 2021 to accelerate the development and access to promising medicines, thereby facilitating patient access to new medicines. The pathway, part of the UK’s plan to attract life sciences development in the post-Brexit era, features enhanced input and interactions with the MHRA, NICE, and SMC. The innovation passport designation is the first step in the ILAP process and triggers the MHRA and its partner agencies to create a target development profile to chart out a roadmap for regulatory and development milestones with the goal of early patient access in the UK. Other benefits of ILAP include a 150-day accelerated assessment, rolling review and a continuous benefit risk assessment.

In June 2021, we received a Paediatric Investigation Plan (“PIP”) waiver from the EMA for HyBryte™. As part of the regulatory process for the registration of new medicines with the EMA, pharmaceutical companies are required to provide a PIP outlining their strategies for investigation of the new medicinal products in the pediatric population. In some instances, a waiver negating the need for a PIP for certain conditions may be granted by the EMA when development of a medicine for use in children is not feasible or appropriate, as is the case for HyBryte™ in CTCL which is extremely rare in children.

In July 2022, the results of our successful Phase 3 FLASH study evaluating HyBryte™ for the treatment of CTCL were published in the Journal of the American Medical Association (JAMA) Dermatology.

In July 2022, we received agreement from the FDA on an initial pediatric study plan (“iPSP”) for HyBryte™ for the treatment of CTCL. The agreed iPSP stipulates that we intend to request a full waiver of pediatric studies upon submission of the NDA. Agreement with FDA on an iPSP is one of the regulatory requirements that must be met prior to submitting a NDA.

In September 2022, the FDA awarded an Orphan Products Development grant to support the evaluation of HyBryte™ for expanded treatment in patients with early-stage CTCL. The grant, totaling $2.6 million over four years, was awarded to a prestigious academic institution that was a leading enroller in the published positive Phase 3 FLASH study in the treatment of early stage CTCL.

In December 2022, we submitted the HyBryte™ NDA for the treatment of CTCL with the FDA.

In February 2023, we received a RTF letter from the FDA for the HyBryte™ NDA. Upon preliminary review, the FDA determined that the NDA was not sufficiently complete to permit substantive review.

In April 2023, the United States Adopted Names (“USAN”) Council approved the use of the nonproprietary name of “hypericin sodium” for the novel active ingredient in both HyBryte™ (research name SGX301) for the treatment of CTCL and SGX302 for the treatment of mild-to-moderate psoriasis.

In April 2023, we had a Type A meeting with the FDA to clarify and respond to the issues identified in the RTF letter received from the FDA and to seek additional guidance concerning information that the FDA would require for a resubmitted NDA to be deemed acceptable to file, in order to advance HyBryte™ towards marketing approval and U.S. commercialization. In order to accept an NDA filing for HyBryte™, the FDA is requiring positive results from a second, Phase 3 pivotal study in addition to the Phase 3, randomized, double-blind, placebo-controlled FLASH study previously conducted in this orphan indication. Based on this feedback, we have decided to collaboratively engage in discussions with the FDA in order to define the protocol and evaluate the feasibility of conducting the additional clinical trial.

In May 2023, we were granted a follow-on Type A meeting with the FDA to initiate formal discussions regarding the protocol design of a second, Phase 3 pivotal study evaluating HyBryte™ in the treatment of CTCL in support of potential FDA marketing approval. While discussions have been collaborative, the FDA has expressed a preference for a longer duration comparative study over a placebo-controlled trial. Given the shorter time to potential commercial revenue and the similar trial design to the first FLASH study afforded by the EMA accepted protocol, we determined to initiate the FLASH2 study in support of worldwide potential approval. At the same time, we will continue discussions with the FDA on modifying the development path to adequately address their feedback.

In August 2023, patient enrollment was opened for the investigator-initiated study (“IIS”). The IIS is supported by an Orphan Products Development grant of $2.6 million over four years awarded by the FDA to a prestigious academic institution that was a leading enroller in the published positive Phase 3 FLASH study in the treatment of early-stage CTCL. The IIS will evaluate the expanded treatment, including up to 12 months of treatment, with HyBryte™ in patients with early-stage CTCL.

In March 2024, we received agreement from the EMA on the key design components of a confirmatory Phase 3 placebo-controlled study evaluating the safety and efficacy of HyBryte™ in the treatment of CTCL patients with early-stage disease. This confirmatory 18-week study is expected to enroll approximately 80 patients.

In September 2024, the European Patent Office granted the patent entitled "Systems and Methods for Producing Synthetic Hypericin". The newly issued patent’s claims are directed to a novel, highly purified form of synthetic hypericin manufactured through a unique proprietary process. Synthetic hypericin is the active pharmaceutical ingredient in HyBryte™, our photodynamic therapy for the treatment of CTCL, for which a confirmatory Phase 3 clinical trial has been initiated. This new European granted patent (EP3423428) is a related patent to US Pat. No. 10,053,413, previously issued in the U.S. Both patents are expected to expire in 2036, and form part of a larger patent family, including previously granted U.S. patents covering methods of use (US Pat. No. 7,122,518) and methods of synthesis (US Pat. No. 8,629,302), as well as other granted patents throughout the world.

In October 2024, we established a partnership agreement with Sterling Pharma Solutions Limited (“Sterling”) to optimize and implement a commercially viable, scalable production technology for synthetic hypericin. We are currently working to transfer and optimize the manufacturing processes and analytics to enable GMP manufacturing for clinical trials with the intent of establishing a long-term commercial manufacturing collaboration.

In October 2024, the Hong Kong Patent Office granted the patent entitled "Systems and Methods for Producing Synthetic Hypericin". The newly issued patent’s claims are directed to a novel, highly purified form of synthetic hypericin manufactured through a unique proprietary process. Synthetic hypericin is the active pharmaceutical ingredient in HyBryte™, our photodynamic therapy for the treatment of CTCL, for which a confirmatory Phase 3 clinical trial has been initiated. This new granted patent (HK1260757) is a related patent to US Pat. Nos. 10,053,413 and 10,526,268, previously issued in the U.S., and is in the same family as another patent granted in Europe. These patents are expected to expire in 2036, and form part of a larger collection of different patent families, including previously granted foreign patents covering liquid formulations and methods of use (EP Pat. No. 2,571,507) and issued U.S. patents for methods of synthesis (US Pat. No. 8,629,302), as well as other granted patents throughout the world.

In December 2024, we announced positive clinical results from a comparability study evaluating HyBryte™ versus Valchlor® (mechlorethamine gel) in the treatment of early-stage CTCL. The open-label study has demonstrated continued improvement in HyBryte™ treated patients and their individual lesions even after stopping treatment. The study, which enrolled 10 patients randomized 1:1 with 12 weeks of treatment and 4 weeks of follow-up post-treatment, was previously reported to demonstrate a positive difference in the overall per patient treatment response rate (60% in the HyBryte™ group vs. 20% in the Valchlor® group) at the end of treatment. After the 4-week follow-up period (Week 16), the majority (3 of 5) of HyBryte™ patients continued to demonstrate improvement with at least a further 10% improvement (absolute difference) at Week 16 relative to the primary outcome measure at Week 12, including one of the HyBryte™ patients achieving a "complete response". In contrast, of the four patients that completed the Valchlor® arm of the study, none achieved this level of improvement by Week 16. For patients, a treatment response was defined as a ≥50% improvement in their cumulative mCAILS score over 3 to 5 lesions. Treatment response was also assessed on individual lesions. There was a similar continued improvement in the lesion responses over time, with the plaque lesions of particular interest given their increasing association with risk of overall disease progression and long-term mortality. At the 12-week (end of treatment) timepoint, the HyBryte™ treated plaque lesions were statistically significantly improved compared to the Valchlor® treated plaques (63%, [10/16] treatment success with HyBryte™ vs. 17%, [2/12] with Valchlor®, p=0.02). By Week 16, the response rates in lesions treated with HyBryte™ were statistically significant responses for all lesions (72% HyBryte™ vs 28% Valchlor®, p=0.02) and specifically for plaque lesions (75% responding plaque lesions with HyBryte™ treatment vs. 17% with Valchlor®, p=0.006) relative to the Valchlor® group. No safety concerns with HyBryte™ were raised during the follow-up period.

In December 2024, we opened patient enrollment for our confirmatory Phase 3 study evaluating HyBryte™ (synthetic hypericin) in the treatment of CTCL with top-line results anticipated in the second half of 2026.

In April 2025, we announced positive interim results from the ongoing open-label, IIS evaluating extended HyBryte™ treatment for up to 54 weeks in patients with early-stage CTCL. Following 18 weeks of treatment, 75% of patients achieved "Treatment Success," reinforcing HyBryte™ as a potentially safe and fast-acting therapy for this chronic and underserved cancer. To date, nine patients have been enrolled and treated with HyBryte™ over a time period of up to 54 weeks, with all data for the Week 18 timepoint now complete. Consistent with the Phase 3 trials, Treatment Success is predefined as a greater than or equal to 50% improvement in the cumulative mCAILS score compared to Baseline. Of the eight patients who could be evaluated through Week 18, six (75%) had a Treatment Success. The 18-week treatment window is the same window that is being evaluated in the FLASH2 double-blind, placebo-controlled, randomized study that is currently enrolling patients. This rapid response is a distinct advantage of HyBryte™ therapy, with many other therapies used in CTCL taking up to six to 12 months to generate a clinically meaningful treatment response. Of these eight evaluable patients through Week 18, four have gone on to complete the 54-week treatment with an average maximum improvement in mCAILS score of 85%, with three of the eight evaluable patients achieving a complete response over the course of the study. HyBryte™ appears to be safe and well tolerated in all patients. The trial is sponsored by Ellen Kim, MD, Director, Penn Cutaneous Lymphoma Program, Vice Chair of Clinical Operations, Dermatology Department, and Professor of Dermatology at the Hospital of the University of Pennsylvania who was a leading enroller in the Phase 3 FLASH study for the treatment of early-stage CTCL.

In July 2025, we successfully completed the transfer of the manufacturing process for our synthetic hypericin active ingredient under our partnership agreement with Sterling. The transfer from Europe to the U.S. included the optimization and implementation of a commercially viable, scalable production process for this important active ingredient, which is used in the topical drug product formulations of HyBryte™ and SGX302, being developed for the treatment of CTCL and psoriasis, respectively. Together with Sterling, we have enabled current good manufacturing practices requirements for clinical trials with the intent of establishing a long-term commercial manufacturing collaboration.

In October 2025, the first Data Monitoring Committee meeting for our confirmatory Phase 3 study evaluating HyBryte™ in the treatment of CTCL concluded that there were no safety concerns and that HyBryte™ has an acceptable safety profile that remains consistent with the safety data from all prior clinical studies.

In November 2025, we successfully completed the planned enrollment of 50 patients necessary for the planned interim analysis in the second quarter of 2026 for our confirmatory Phase 3 study evaluating HyBryte™ in the treatment of CTCL and updated our enrollment progress to 66 patients in February of 2026.

In March 2026, a summary of all clinical trials completed to date evaluating HyBryte™ as a treatment for CTCL was published in the peer-reviewed medical journal Expert Opinion on Investigational Drugs.

In March 2026, findings from recent supportive trials with HyBryte™ in the treatment of CTCL were presented at the U.S. Cutaneous Lymphoma Consortium Workshop, preceding the American Academy of Dermatology Annual Meeting.

We estimate the potential worldwide market for HyBryte™ is in excess of $250 million for the treatment of CTCL. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Cutaneous T-Cell Lymphoma

CTCL is a class of non-Hodgkin’s lymphoma (“NHL”), a type of cancer of the white blood cells that are an integral part of the immune system. CTCL is caused by an expansion of malignant T-cell lymphocytes (involved in cell-mediated immunity) normally programmed to migrate to the skin causing various lesions to appear that may change shape as the disease progresses, typically beginning as a rash and eventually forming plaques and tumors. Mycosis fungoides (“MF”) is the most common form of CTCL. It generally presents with skin involvement only, manifested as scaly, erythematous patches. Advanced disease with diffuse lymph node and visceral organ involvement is usually associated with a poorer response rate to standard therapies. A relatively uncommon sub-group of CTCL patients present with extensive skin involvement and circulating malignant cerebriform T-cells, referred to as Sézary syndrome. These patients have substantially graver prognoses (expected five-year survival rate of 24%), than those with MF (expected five-year survival rate of 88%).

CTCL mortality is related to stage of disease, with median survival generally ranging from about 12 years in the early stages to only 2.5 years when the disease has advanced. There is currently no FDA-approved drug for front-line treatment of early-stage CTCL. Treatment of early-stage disease generally involves skin-directed therapies. One of the most common unapproved therapies used for early-stage disease is oral 5 or 8-methoxypsoralen (“Psoralen”) given with ultraviolet A (“UVA”) light, referred to as PUVA, which is approved for dermatological conditions such as disabling psoriasis not adequately responsive to other forms of therapy, idiopathic vitiligo and skin manifestations of CTCL in persons who have not been responsive to other forms of treatment. Psoralen is a mutagenic chemical that interferes with DNA causing mutations and other malignancies. Moreover, UVA is a carcinogenic light source that when combined with the Psoralen, results in serious adverse effects including secondary skin cancers; therefore, the FDA requires a Black Box warning for PUVA.

CTCL constitutes a rare group of NHLs, occurring in about 4% of the more than 1.7 million individuals living with the disease in the U.S. and Europe (European Union and United Kingdom). It is estimated, based upon review of historic published studies and reports and an interpolation of data on the incidence of CTCL that it affects approximately 31,000 individuals in the U.S. (based on SEER data, with approximately 3,200 new cases seen annually) and approximately 38,000 individuals in Europe (based on ECIS prevalence estimates, with approximately 3,800 new cases annually). We estimate, based upon review of historic published studies and reports and an interpolation of data on the incidence of CTCL, that it affects over 20,000 individuals in the U.S., with approximately 2,800 new cases seen annually.

SGX302 – for Treating Mild-to-Moderate Psoriasis

SGX302 (synthetic hypericin) is a potent photosensitizer that is topically applied to skin lesions and taken up by cutaneous T-cells. With subsequent activation by safe, visible light, T-cell apoptosis is induced, addressing the dysregulated T-cells found in psoriasis lesions. Other PDTs have shown efficacy in psoriasis with a similar apoptotic mechanism, albeit using UV light associated with more severe potential long-term toxicities. The use of visible light in the red-yellow spectrum has the advantage of deeper penetration into the skin (much more than UV light) potentially treating deeper skin disease and thicker plaques and lesions, similar to what was observed in the positive Phase 3 FLASH study in CTCL. Further, this treatment approach avoids the risk of secondary malignancies (including melanoma) inherent with both the frequently used DNA-damaging drugs and other phototherapies that are dependent on UVA or UVB exposure. The use of SGX302 coupled with safe, visible light also avoids the risk of serious infections and cancer associated with the systemic immunosuppressive treatments used in psoriasis.

In September 2021, following the validation of synthetic hypericin’s biologic activity in the positive Phase 3 FLASH study in CTCL, as well as positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients, we decided to expand this novel therapy into a Phase 2a clinical trial in mild-to-moderate psoriasis.

In June 2022, we received FDA IND clearance for our Phase 2a clinical trial (protocol number HPN-PSR-01) titled, "Phase 2 Study Evaluating SGX302 in the Treatment of Mild-to-Moderate Psoriasis." In December 2022, we initiated patient enrollment for the Phase 2a study (protocol number HPN-PSR-01) evaluating SGX302 in the treatment of mild-to-moderate psoriasis. The Phase 2a clinical trial (protocol number HPN-PSR-01) will target enrollment of up to 42 patients ages 18 years or older with mild to moderate, stable psoriasis covering 2 to 30% of the body. In both Parts A and B, all patients will apply the study drug twice per week and activate the drug with visible light 24 ± 6 hours later using the supplied visible light devices and according to the manufacturer’s instructions. Patients will undergo treatments for a total of 18 weeks and, on completion, will be followed for a four-week follow-up period in which patients will not receive other psoriasis treatments. In Part A, five to ten patients will be assigned open-label SGX302 (0.25% hypericin) at the time of enrollment. Once the tolerability and response to SGX302 has been established, Part B of the protocol will commence. In Part B, patients will be randomized to double-blind treatment groups at a ratio 1:1 of active drug to placebo ointment. Active dermatologic assessment of treated lesions for adverse events will be performed immediately before and during light treatments. Patients will be assessed for overall disease status through four weeks of follow-up. Efficacy endpoints will include the extent of lesion clearance and patient reported quality of life indices. Routine safety data also will be collected.

In July 2023, we expanded the Phase 2a trial of SGX302 after demonstration of biological effect in the initial five subjects (Cohort 1). In January 2024, positive preliminary results of clinical success were demonstrated in the Cohort 2 subjects enrolled in the ongoing Phase 2a study. In the four evaluable patients from Cohort 2 (one patient withdrew early in the treatment course for personal reasons unrelated to the study), two reached a disease status of “Almost Clear” represented by an Investigator Global Assessment score of 1, which is considered the standard clinical measure for treatment success in psoriasis. In addition, the Psoriasis Activity and Severity Index score, another well-characterized measure of treatment success, for patients in Cohort 2 had a mean drop of approximately 50% over the 18-week treatment. SGX302 therapy was well tolerated by all patients with no drug related adverse events identified.

In December 2025, we announced extended results of our ongoing Phase 2a trial of SGX302 (synthetic hypericin) for the treatment of mild-to-moderate psoriasis. In this extension (Cohort 3) of the exploratory phase of the study, an additional four patients were enrolled and treated with an improved topical gel formulation of synthetic hypericin. The Cohort 3 patients were treated for the same 18-week period as Cohorts 1 and 2, but utilized an optimized gel formulation of synthetic hypericin. The gel formulation was specifically designed to improve ease of application to larger areas of the skin. SGX302 gel therapy was well tolerated by all patients with no drug related adverse events identified. On average over the three evaluable patients (one patient discontinued for personal reasons), there were improvements in the Investigator Global Assessment (“IGA”), the Psoriasis Activity and Severity Index (“PASI”), the simplified psoriasis index, the dermatology life quality index and the Skindex-29 questionnaire. One patient achieved a disease status of "Almost Clear" using the IGA, which is considered a standard clinical measure for treatment success in psoriasis, with a substantial improvement in their PASI score, exceeding 50%. These outcomes were very similar to or improved relative to those obtained with the previous ointment formulation, as expected given the comparable release characteristics of the two formulations and the enhanced ease of application of the gel. In totality, the initial exploratory phase of the study has confirmed that SGX302 improves psoriasis lesions, consistent with the general success of photodynamic therapies in psoriasis, and is well tolerated, potentially providing a non-carcinogenic, non-mutagenic treatment for the thicker lesions found in psoriasis.

We estimate the potential worldwide market for SGX302 is in excess of $1 billion for the treatment of mild-to-moderate psoriasis. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Psoriasis

Psoriasis is a chronic, non-communicable, itchy and often painful inflammatory skin condition for which there is no cure. Psoriasis has a significantly detrimental impact on patients’ quality of life, and is associated with cardiovascular, arthritic, and metabolic diseases, as well as psychological conditions such as anxiety, depression and suicide. Many factors contribute to development of psoriasis including both genetic and environmental factors (e.g., skin trauma, infections, and medications). The lesions develop because of rapidly proliferating skin cells, driven by autoimmune T-cell mediated inflammation. Of the various types of psoriasis, plaque psoriasis is the most common and is characterized by dry, red raised plaques that are covered by silvery-white scales occurring most commonly on the elbows, knees, scalp, and lower back. Approximately 80% of patients have mild-to-moderate disease. Mild psoriasis is generally characterized by the involvement of less than 3% of the body surface area (“BSA”), while moderate psoriasis will typically involve 3-10% BSA and severe psoriasis greater than 10% BSA. Between 20% and 30% of individuals with psoriasis will go on to develop chronic, inflammatory arthritis (psoriatic arthritis) that can lead to joint deformations and disability. Studies have also associated psoriasis, and particularly severe psoriasis, with an increased relative risk of lymphoma, particularly CTCL. Although psoriasis can occur at any age, most patients present with the condition before age 35.

Treatment of psoriasis is based on its severity at the time of presentation with the goal of controlling symptoms. It varies from topical options including PDT to reduce pain and itching, and potentially reduce the inflammation driving plaque formation, to systemic treatments for more severe disease. Most common systemic treatments and even current topical photo/photodynamic therapy such as UV A and B, carry a risk of increased skin cancer.

Psoriasis is the most common immune-mediated inflammatory skin disease. According to the World Health Organization (“WHO”) Global Report on Psoriasis 2016, the prevalence of psoriasis is between 1.5% and 5% in most developed countries, with some suggestions of incidence increasing with time. It is estimated, based upon review of historic published studies and reports and an interpolation of data that psoriasis affects 3% of the U.S. population or more than 7.5 million people. Current estimates have as many as 60-125 million people worldwide living with the condition. The global psoriasis treatment market was valued at approximately $15 billion in 2020 and is projected to reach as much as $40 billion by 2027.

Dusquetide

Dusquetide (research name: SGX94) is an IDR that regulates the innate immune system to simultaneously reduce inflammation, eliminate infection and enhance tissue healing. Dusquetide is based on a new class of short, synthetic peptides known as IDRs. It has a novel mechanism of action in that it modulates the body’s reaction to both injury and infection and is both simultaneously anti-inflammatory and anti-infective. IDRs have no direct antibiotic activity but modulate host responses, increasing survival after infections with a broad range of bacterial Gram-negative and Gram-positive pathogens including both antibiotic sensitive and resistant strains, as well as accelerating resolution of tissue damage following exposure to a variety of agents including bacterial pathogens, trauma and chemo- or radiation-therapy. IDRs represent a novel approach to the control of infection and tissue damage via highly selective binding to an intracellular adaptor protein, sequestosome-1, also known as p62, which has a pivotal function in signal transduction during activation and control of the innate defense system. Preclinical data indicate that IDRs may be active in models of a wide range of therapeutic indications including life-threatening bacterial infections as well as the severe side-effects of chemo- and radiation-therapy. Additionally, due to selective binding to p62, dusquetide may have potential anti-tumor action.

Dusquetide has demonstrated efficacy in numerous animal disease models including mucositis, oncology, colitis, skin infection and other bacterial infections and has been evaluated in a double-blind, placebo-controlled Phase 1 clinical trial in 84 healthy volunteers with both single ascending dose and multiple ascending dose components. Dusquetide was shown to have a good safety profile and be well-tolerated in all dose groups when administered by IV over 7 days and was consistent with safety results seen in pre-clinical studies. We believe that market opportunities for dusquetide include, but are not limited to, oral and gastrointestinal mucositis, oncology (e.g., breast cancer), acute Gram-positive bacterial infections (e.g., methicillin resistant Staphylococcus aureus (“MRSA”)), acute Gram-negative infections (e.g., acinetobacter, melioidosis), and acute radiation syndrome.

SGX945 – for Treating Aphthous Ulcers in Behçet’s Disease

SGX945 is our product candidate containing our IDR technology, dusquetide, targeting the treatment of aphthous ulcers in BD. BD is an orphan disease and an area of unmet medical need. The Phase 2a study completed in July 2025, which evaluated control of oral ulcers in BD, reported beneficial effects for 7 of 8 patients, over the 4 weeks of treatment as well as a potentially enduring effect through the 4 weeks of follow-up. Many BD treatments, including the most recently approved apremilast (Otezla®), do not have an enduring impact, necessitating frequent and continuous administration. Using the Phase 3 study of apremilast as a baseline for comparison, this open-label study indicated that the area under the curve (AUC; a composite measurement of both peak number of oral ulcers and the time to resolution of the oral ulcers), average number of oral ulcers, and improvements in oral pain for SGX945 were similar to outcomes obtained in the apremilast study. Notably, outcomes in weeks 5 through 8 continued to show similar outcomes, even though apremilast treatment was continued through this period whereas SGX945 treatment was stopped at Week 4, per study design.

The primary endpoint in the Phase 3 apremilast study was the AUC of the mean number of ulcers versus time. Using this same endpoint after 4 weeks of treatment, the SGX945 treated group had a 40% improvement relative to the placebo group from the Phase 3 apremilast study, whereas apremilast had a 37% improvement relative to placebo. This improvement was sustained throughout the 4-week follow-up after treatment with SGX945, with 32% improvement evaluated at Week 8 despite treatment having stopped at Week 4. In contrast, apremilast, which was continuously administered through Week 12, had a 41% improvement at Week 8.

The improvements in oral pain mimicked the results in the AUC measurement. Seven of 8 patients reported perceived benefit with SGX945 treatment, with common outcomes including reduced duration of oral ulcers, reduced number of oral ulcers, and reduced oral pain. One patient began the study with a punctuated skin ulcer and this also resolved during the 4-week treatment with SGX945. Skin ulcers are generally considered very difficult to resolve and usually require protracted treatment. Notably, some patients also explicitly reported experiencing fewer ulcers and less pain during the 4-week follow-up period, as also reflected in the numerical analysis. SGX945 was well-tolerated with no treatment-related adverse events. Common adverse events for apremilast included diarrhea (41% of patients), nausea (19% of patients) and headache (14% of patients), none of which were observed with SGX945.

In January 2024, SGX945 received Fast Track designation from the FDA for the treatment of oral lesions of BD.

In August 2025, we received orphan drug designation from the FDA for the active ingredient in SGX945 (dusquetide) in the treatment of BD.

In December 2025, results from the Phase 2a proof of concept study evaluating SGX945 (dusquetide) in the treatment of BD were published in Rheumatology (Oxford), in an article entitled "Results from a Pilot Study of Dusquetide for the Treatment of Aphthous Ulcers Associated with Behçet Syndrome".

In February 2026, we received a positive recommendation from the EMA Committee for Orphan Medicinal Products on our request for orphan drug designation for SGX945 (dusquetide) for the treatment of BD following review of the recently published Phase 2a clinical results demonstrating biological efficacy and safety in patients with BD.

In March 2026, SGX945 (dusquetide) was granted PIM designation in the UK by the MHRA for the treatment of BD.

In March 2026, the European Commission granted orphan drug designation to SGX945 (dusquetide) for the treatment of BD.

We estimate the potential worldwide market for SGX945 is in excess of $200 million for the treatment of aphthous ulcers in BD. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Behçet’s Disease

BD is commonly known as an inflammatory disorder of the blood vessels (vasculitis). Often first diagnosed in young adults, its effects and severity will wax and wane over time. Major signs and symptoms usually include mouth sores (approximately 95% of patients), skin rashes and lesions (approximately 50% of patients), genital sores (approximately 50% of patients), leg ulcers (approximately 40% of patients) and eye inflammation (approximately 15% of patients). It is a painful disease, directly impacting the patient’s quality of life and ability to productively engage in life activities, including work.

BD is thought to be an auto-immune disease with both genetic and environmental factors. It is most common along the “silk road” in the Middle East and East Asia, including Turkey, Iran, Japan and China. There are approximately 18,000 known cases of BD in the U.S. and 80,000 in Europe. There are as many as 1,000,000 people worldwide living with BD.

There is no cure for BD, rather treatments are prescribed to manage symptoms. Treatments may include both maintenance therapies and those specifically addressing mucocutaneous flares (e.g., mouth ulcers, genital ulcers and leg ulcers). Corticosteroids are generally applied topically to sores and as eyedrops and may also be given systemically to reduce inflammation. Although used frequently, they have limited efficacy over the long-term and have significant side effects that become more concerning with more chronic use. Genital ulcers are often associated with significant genital scarring while leg ulcers can result in a post-thrombotic syndrome. Other treatments for BD flares involve suppressing the immune system with drugs (e.g., cyclosporine or cyclophosphamide). These drugs come with a higher risk of infection, liver and kidney problems, low blood counts and high blood pressure. Finally, anti-inflammatory drugs are also used, including anti-TNF medications. The only approved drug in BD is apremilast, which is used as a maintenance therapy to prevent formation of oral ulcers. Unfortunately, apremilast is associated with both high cost and side effects including diarrhea, nausea, upper respiratory tract infection and headache.

SGX942 – for Treating Oral Mucositis in Head and Neck Cancer

SGX942 is our product candidate containing our IDR technology, dusquetide, targeting the treatment of oral mucositis in head and neck cancer patients. Oral mucositis in this patient population is an area of unmet medical need where there are currently no approved drug therapies. Accordingly, we received Fast Track designation for the treatment of oral mucositis as a result of radiation and/or chemotherapy treatment in head and neck cancer patients from the FDA. In addition, dusquetide has been granted PIM designation in the UK by the MHRA for the treatment of SOM in head and neck cancer patients receiving chemoradiation therapy.

In a Phase 2 proof-of-concept clinical study that enrolled 111 patients, SGX942, at a dose of 1.5 mg/kg, successfully reduced the median duration of SOM by 50%, from 18 days to 9 days (p=0.099) in all patients and by 67%, from 30 days to 10 days

(p=0.040) in patients receiving the most aggressive chemoradiation therapy for treatment of their head and neck cancer. The p-values met the prospectively defined statistical threshold of p<0.1 in the study protocol. A less severe occurrence of oral mucositis, ulcerative oral mucositis (defined as oral mucositis with a WHO score ≥2 corresponding to the occurrence of overt ulceration in the mouth), was also monitored during the study. In the patients receiving the most aggressive chemoradiation therapy, the median duration of oral mucositis was found to decrease from 65 days in the placebo treated patients to 51 days in the patients treated with SGX942 1.5 mg/kg (p=0.099).

In addition to identifying the best dose of 1.5 mg/kg, this study achieved all objectives, including increased incidence of “complete response” of tumor at the one month follow-up visit (47% in placebo vs. 63% in SGX942 at 1.5 mg/kg). Decreases in mortality and decreases in infection rate were also observed with SGX942 treatment, consistent with the preclinical results observed in animal models. Data from this Phase 2 trial are published in the Journal of Biotechnology.

SGX942 was found to be generally safe and well tolerated, consistent with the safety profile observed in the prior Phase 1 study conducted in 84 healthy volunteers. The long-term (12 month) follow-up data was consistent with the preliminary positive safety and efficacy findings. While the placebo population experienced the expected 12-month survival rate of approximately 80%, as defined in the Surveillance, Epidemiology, and End Results statistics 1975-2012 from the National Cancer Institute, the SGX942 1.5 mg/kg treatment group reported a 12-month survival rate of 93% (7% mortality in the SGX942 1.5 mg/kg group compared to 19% in the placebo group). Similarly, tumor resolution (complete response) at 12 months was better in the SGX942 1.5 mg/kg treatment group relative to the placebo population (80% in the 1.5 mg/kg group compared to 74% in the placebo group). The long-term follow-up results from the Phase 2 study are published in Biotechnology Reports.

In September 2016, we and SciClone Pharmaceuticals, Inc. (“SciClone”) entered into an exclusive license agreement, pursuant to which we granted rights to SciClone to develop, promote, market, distribute and sell SGX942 in defined territories. Under the terms of the license agreement, SciClone will be responsible for all aspects of development, product registration and commercialization in the territories, having access to data generated by us. In exchange for exclusive rights, SciClone will pay us royalties on net sales, and we will supply commercial drug product to SciClone on a cost-plus basis, while maintaining worldwide manufacturing rights.

Based on the positive and previously published Phase 2 results, we conducted a Phase 3 clinical trial referred to as the “DOM–INNATE” (Dusquetide treatment in Oral Mucositis – by modulating INNATE immunity) study. The Phase 3 protocol was a double-blind, randomized, placebo-controlled, multinational trial that sought to enroll approximately 260 subjects with squamous cell carcinoma of the oral cavity and oropharynx who were scheduled to receive a minimum total cumulative radiation dose of 55 Gy fractionated as 2.0-2.2 Gy per day with concomitant cisplatin chemotherapy given as a dose of 80-100 mg/m2 every third week. Subjects were randomized to receive either 1.5 mg/kg SGX942 or placebo given twice a week during and for two weeks following completion of chemoradiation therapy (“CRT”). The primary endpoint for the study was the median duration of SOM, which was assessed by oral examination at each treatment visit and then through six weeks following completion of CRT. Oral mucositis is evaluated using the WHO Grading system. SOM is defined as a WHO Grade of ≥3. Subjects are followed for an additional 12 months after the completion of treatment.

The results of the study showed that the primary endpoint of median duration of SOM did not achieve the pre-specified criterion for statistical significance (p≤0.05); although biological activity was observed with a 56% reduction in the median duration of SOM from 18 days in the placebo group to 8 days in the SGX942 treatment group. Despite this clinically meaningful improvement, the variability in the distribution of the data yielded a p-value that was not statistically significant. Other secondary endpoints supported the biological activity of dusquetide, including a statistically significant 50% reduction in the median duration of SOM in the per-protocol population, which decreased from 18 days in the placebo group to 9 days in the SGX942 treatment group (p=0.049), consistent with the findings in the Phase 2 trial (Study IDR-OM-01). Similarly, incidence of SOM also followed this biological trend as seen in the Phase 2 study, decreasing by 16% in the SGX942 treatment group relative to the placebo group in the per-protocol population. The per-protocol population was defined as the population receiving a minimum of 55 Gy radiation and at least 10 doses of study drug (placebo or SGX942) throughout the intended treatment period, with no major protocol deviations (e.g. breaks in study drug administration longer than 8 days between successive doses).

Following analysis of the full dataset, including the 12-month long-term follow-up safety data in late 2021, we held a meeting with the MHRA to review the study results and to obtain further clarity on the future of the oral mucositis development program. The meeting was informative with the outcome being that based on the SGX942 biologic activity observed and the consistency in response between the Phase 2 and Phase 3 trials, the Phase 3 DOM-INNATE study could serve as the first of two Phase 3 studies required to support potential marketing authorization, assuming the second Phase 3 clinical trial achieves the required level of statistical significance in its primary endpoint. With the benefit of a robust preclinical and clinical data package for SGX942, we now will analyze the data to design a second Phase 3 study and will look to identify a potential partner(s) to continue this development program.

In January 2022, dusquetide proved effective at reducing tumor size in nonclinical xenograft models. Recent studies, recapitulating results from previously published studies, have confirmed the efficacy of dusquetide as a stand-alone and combination anti-tumor therapy, with radiation, chemotherapy and targeted therapy, in the context of the MCF-7 breast cancer cell line. Of note, these results are consistent with a potential direct anti-tumor effect identified with SGX942 and is another important consideration in the oral mucositis treatment space.

In June 2022, an article was published describing the binding of our IDR, dusquetide, to the p62 protein. Dusquetide binds to p62 or SQSTM-1, a scaffold protein implicated in a number of intracellular signaling networks implicated in tumor cell survival, including autophagy. This publication elaborates on the direct interaction of dusquetide with p62, as well as some of the direct downstream consequences of that interaction, consistent with its observed anti-infective, anti-tumor and anti-inflammatory activities. This information advances the understanding of dusquetide’s novel mechanism of action and supports the development of analogs related to dusquetide.

We estimate the potential worldwide market for SGX942 is in excess of $500 million for the treatment of oral mucositis. This potential market information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential market size based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Oral Mucositis

Mucositis is the clinical term for damage done to the mucosa by anticancer therapies. It can occur in any mucosal region, but is most commonly associated with the mouth, followed by the small intestine. We estimate, based upon our review of historic studies and reports, and an interpolation of data on the incidence of mucositis, that mucositis affects approximately 500,000 people in the U.S. per year and occurs in 40% of patients receiving chemotherapy. Mucositis can be severely debilitating and can lead to infection, sepsis, the need for parenteral nutrition and narcotic analgesia. The gastro-intestinal damage causes severe diarrhea. These symptoms can limit the doses and duration of cancer treatment, leading to sub-optimal treatment outcomes.

The mechanisms of mucositis have been extensively studied and have been linked to the interaction of chemotherapy and/or radiation therapy with the innate defense system. Bacterial infection of the ulcerative lesions is regarded as a secondary consequence of dysregulated local inflammation triggered by therapy-induced cell death, rather than as the primary cause of the lesions.

We estimate, based upon our review of historic studies and reports, and an interpolation of data on the incidence of oral mucositis, that oral mucositis is a subpopulation of approximately 90,000 patients in the U.S., with a comparable number in Europe. Oral mucositis almost always occurs in patients with head and neck cancer treated with radiation therapy (greater than 80% incidence of severe mucositis) and is common in patients undergoing high dose chemotherapy and hematopoietic cell transplantation, where the incidence and severity of oral mucositis depends greatly on the nature of the conditioning regimen used for myeloablation.

Public Health Solutions Overview

ThermoVax® – Thermostability Platform Technology

ThermoVax® is a novel method for thermostabilizing vaccines with a variety of adjuvants, resulting in a single vial which can be reconstituted with water for injection immediately prior to use. One of the adjuvants utilized in ThermoVax® is aluminum salts (known colloquially as “Alum”). Alum is the most widely employed adjuvant technology in the vaccine industry.

The value of ThermoVax® lies in its potential ability to eliminate the need for cold chain production, transportation, and storage for Alum-adjuvanted vaccines. This would relieve the high costs of producing and maintaining vaccines under refrigerated conditions. Based on historical reports from WHO and other scientific reports, we believe that a meaningful proportion of vaccine doses globally are wasted due to excursions from required cold chain temperature ranges. This is due to the fact that many vaccines need to be maintained either between 2 and 8 degrees Celsius (“C”), frozen below -20 degrees C, or frozen below -60 degrees C, and even brief excursions from these temperature ranges usually necessitate the destruction of the product or the initiation of costly stability programs specific for the vaccine lots in question. ThermoVax® has the potential to facilitate easier storage and distribution of strategic national stockpile vaccines for ricin exposure in emergency settings.

ThermoVax® development, specifically in the context of an Alum adjuvant, was supported pursuant to a previous $9.4 million NIAID grant which enabled development of thermo-stable ricin (RiVax®) and anthrax vaccines. Proof-of-concept preclinical studies with ThermoVax® indicate that it is able to produce stable vaccine formulations using adjuvants, protein immunogens, and other components that ordinarily would not withstand long temperature variations exceeding customary refrigerated storage conditions. These studies were conducted with our Alum-adjuvanted ricin toxin vaccine, RiVax® and our Alum-adjuvanted anthrax vaccine. Each vaccine was manufactured under precise lyophilization conditions using excipients that aid in maintaining native protein structure of the key antigen. When RiVax® was kept at 40 degrees C (104 degrees Fahrenheit (“F”)) for up to one year, all of the animals vaccinated with the lyophilized RiVax® vaccine developed potent and high titer neutralizing antibodies. In contrast, animals that were vaccinated with the liquid RiVax® vaccine kept at 40 degrees C did not develop neutralizing antibodies and were not protected against ricin exposure. The ricin A chain is extremely sensitive to temperature and rapidly loses the ability to induce neutralizing antibodies when exposed to temperatures higher than 8 degrees C. When the anthrax vaccine was kept for up to 16 weeks at 70 degrees C, it was able to develop a potent antibody response, unlike the liquid formulation kept at the same temperature. Moreover, we also have demonstrated the compatibility of our thermostabilization technology with other secondary adjuvants such as TLR-4 agonists.

We also entered into a collaboration agreement with Axel Lehrer, PhD of the Department of Tropical Medicine, Medical Microbiology and Pharmacology, John A. Burns School of Medicine (“JABSOM”), University of Hawai’i at Manoa (“UH Manoa”) and Hawaii Biotech, Inc. (“HBI”) to develop a heat stable subunit Ebola vaccine. Dr. Lehrer, a co-inventor of the Ebola vaccine with HBI, has shown proof of concept efficacy with subunit Ebola vaccines in non-human primates (“NHP”). The most advanced Ebola vaccines involve the use of vesicular stomatitis virus and adenovirus vectors – live, viral vectors which complicate the manufacturing, stability and storage requirements. Dr. Lehrer’s vaccine candidate is based on highly purified recombinant protein antigens, circumventing many of these manufacturing difficulties. Dr. Lehrer and HBI have developed a robust manufacturing process for the required proteins. Application of ThermoVax® may allow for a product that can avoid the need for cold chain distribution and storage, yielding a vaccine ideal for use in both the developed and developing world. This agreement has expired in accordance with its terms.

In March 2020, we entered into a research collaboration with Axel Lehrer, PhD of the Department of Tropical Medicine, Medical Microbiology and Pharmacology, JABSOM, UH Manoa to further expand the filovirus collaboration to investigation of potential coronavirus vaccines, including for SARS-CoV-2 (causing COVID-19). This research collaboration will utilize the technology platform developed in the search for filovirus vaccines and will use well-defined surface glycoprotein(s) from one or more coronaviruses, which are expected to be protective for COVID-19.

During April 2020, we obtained an exclusive worldwide license for CoVaccine HT™, a novel vaccine adjuvant, from SERB Pharmaceuticals (formerly BTG Specialty Pharmaceuticals, a division of Boston Scientific Corporation) (“SERB”), for the fields of coronavirus infection (including SARS-CoV-2, the cause of COVID-19), and pandemic flu. CoVaccine HT™ is a novel adjuvant, which has been shown to enhance both cell-mediated and antibody-mediated immunity. We and our collaborators, including UH Manoa and Dr. Axel Lehrer, have successfully demonstrated the utility of CoVaccine HT™ in the development of our heat stable filovirus vaccine program, with vaccine candidates against EBOV and MARV disease. Given this previous success, CoVaccine HT™ will potentially be an important component of our vaccine technology platform currently being assessed for use against coronaviruses including SARS-CoV-2, the cause of COVID-19. The license agreement was executed between us and SERB, which owns the CoVaccine HT™ intellectual property.

In September 2020, the Journal of Pharmaceutical Sciences published a scientific article detailing the thermostabilization of the filovirus GP proteins and key assays describing their stability.

During October 2020, Frontiers in Immunology published a scientific article describing CiVax™, a prototype COVID-19 vaccine, using the novel CoVaccine HT™ adjuvant and demonstrating significant immunogenicity, including strong total and neutralizing antibody responses, with a balanced Th1 response, as well as enhancement of cell mediated immunity. These are all considered to be critical attributes of a potential COVID-19 vaccine.

During August 2021, positive data demonstrated the efficacy of multiple filovirus vaccine candidates in NHP, including thermostabilized multivalent vaccines in a single vial platform presentation. Collaborators at UH Manoa describe the potent efficacy of vaccine candidates protecting against three life-threatening filoviruses, EBOV, SUDV and MARV in an article titled "Recombinant Protein Filovirus Vaccines Protect Cynomolgus Macaques from Ebola, Sudan, and Marburg Viruses", published in Frontiers in Immunology. These vaccine candidates contain highly purified protein antigens combined with the novel CoVaccine HT™ adjuvant, in both monovalent (single antigen) and bivalent (two antigen) formulations. Most recently, efforts to formulate all three antigens and adjuvant into a thermostable single-vial vaccine platform has also been shown to protect 75% of vaccinated NHPs against subsequent SUDV challenge, with further development to test efficacy against other filovirus infections ongoing.

During August 2021, Vaccine published a scientific article describing the formulation of single-vial platform presentations of monovalent (single antigen), bivalent (two antigens) and trivalent (three antigens) combinations of filovirus vaccine candidates.

In December 2021, 100% protection of NHPs against lethal SUDV challenge was achieved using a bivalent, thermostabilized vaccine formulated in a single vial, reconstituted only with water immediately prior to use. This milestone is part of an ongoing collaboration with UH Manoa and further demonstrates the broad applicability of the vaccine platform, and its potential role in the U.S. government’s initiative for pandemic preparedness.

In May 2022, the U.S. Patent and Trademark Office issued a Notice of Allowance for the patent application titled “Composition and Methods of Manufacturing Trivalent Filovirus Vaccines.” The allowed claims are directed to unique, proprietary composition and methods directed to combinations of glycoprotein antigens with nano-emulsion adjuvants comprising sucrose fatty acid esters prior to lyophilization. The described vaccine platform has previously been successfully applied to filovirus vaccines (as mono-, bi- and tri-valent candidates for EBOV, SUDV and MARV) as well as SARS-CoV-2 vaccine. No currently licensed lyophilized vaccine that contains an adjuvant is presented in a single vial format and there are few reports of successfully using nano-emulsions in lyophilized formulations. Previous work has demonstrated the use of a single vial platform to co-lyophilize antigen(s) and a nano-emulsion adjuvant, CoVaccine HT™, maintaining key adjuvant stability characteristics including particle size and colloidal stability, as well as maintaining immunogenicity. This most recent milestone confirms that, in the context of lethal challenge with SUDV, complete protection is maintained with the thermostabilized formulation.

In June 2022, 100% protection of NHPs against lethal MARV challenge was achieved using a bivalent, thermostabilized vaccine formulated in a single vial, reconstituted only with sterile water immediately prior to use. This important milestone is part of an ongoing collaboration with UH Manoa, demonstrating the successful presentation of one or more antigen(s) within the same formulation while maintaining full potency and thermostability. It further demonstrates the broad applicability of the heat stable vaccine platform, and its potential role in the U.S. government’s initiative for pandemic preparedness.

In September 2023, positive data demonstrated two-year stability of thermostabilized bivalent and trivalent filovirus vaccine candidates at temperatures of 40 degrees C (104 degrees F) when formulated in a single vial, needing reconstitution only with sterile water immediately prior to use. This important milestone is part of an ongoing collaboration with UH Manoa, demonstrating the successful presentation of one or more antigen(s) within the same formulation while maintaining full potency and thermostability. It further demonstrates the broad applicability of the heat stable vaccine platform, and its potential role in the U.S. government’s initiative for pandemic preparedness.

In January 2024, Vaccine published the preclinical efficacy results of our novel, single-vial, thermostabilized bivalent filovirus vaccine providing 100% protection against both SUDV and MARV infections. The manuscript was entitled “Thermostable bivalent filovirus vaccine protects against severe and lethal Sudan ebolavirus and marburgvirus infection”.

In April 2024, we received orphan drug designation for the active ingredient in SuVax™, the subunit protein vaccine of recombinantly expressed SUDV glycoprotein, for the prevention and post-exposure prophylaxis against SUDV infection.

In April 2024, we received orphan drug designation for the active ingredient in MarVax™, the subunit protein vaccine of recombinantly expressed MARV glycoprotein, for the prevention and post-exposure prophylaxis against MARV infection.

In April 2024, we received notice of intent to grant additional patents based on our patent application titled “Compositions and Methods of Manufacturing Trivalent Filovirus Vaccines” in the United Kingdom and South Africa, with other international jurisdictions pending.

In March 2025, we announced a publication describing the preclinical efficacy of CiVax™, a thermostabilized subunit vaccine against SARS-CoV-2. Using custom-developed immunoassays, the combination of a primary adenovirus vaccine (COVID-19 Vaccine AstraZeneca) coupled with a CiVax™ booster was shown to induce broader protection against COVID-19 variants in non-human primates than a 2-shot mRNA series (such as the Moderna vaccine Spikefax® or the Pfizer vaccine Cominarty®) in humans. In collaboration with Axel Lehrer, PhD, Professor at the Department of Tropical Medicine, Medical Microbiology and Pharmacology, John A. Burns School of Medicine, University of Hawaiʻi at Mānoa, the manuscript entitled "Use of a Multiplex Immunoassay Platform to Investigate Multifaceted Antibody Responses in SARS-CoV-2 Vaccinees with and Without Prior Infection", has been published in COVID.

In September 2025, we announced a publication describing the extended stability of filovirus vaccines using our ThermoVax® platform. Bivalent and trivalent vaccines, constructed from antigens against EBOV, SUDV and MARV and the CoVaccine HT™ antigen, were formulated in a single vial and subjected to long-term storage at up to 40°C (104°F). After two years of storage, all vaccines were unchanged and had equivalent potency as when initially manufactured. In collaboration with Axel Lehrer, PhD, Professor at the Department of Tropical Medicine, Medical Microbiology and Pharmacology, John A. Burns School of Medicine, UH Manoa, the manuscript entitled "Thermostable Bivalent & Trivalent Filovirus Vaccines from Insect Cells: Potency Demonstrated after 3 Months and 2 Years", has been accepted for publication and is available online in Vaccine.

As a vaccine for a neglected tropical disease, an FDA approved SuVax™, MarVax™ or combined vaccine has the potential to qualify for a Tropical Disease Priority Review Voucher (“PRV”). PRVs are transferable and can be sold, with sales in recent years of approximately $200 million. When redeemed, PRVs entitle the user to an accelerated review period of nine months, saving a median of seven months review time as calculated in 2009. However, FDA must be advised 90 days in advance of the use of the PRV and the use of a PRV is associated with an additional user fee (approximately $2.0 million for fiscal year 2026).

RiVax® – for Protection Against Ricin Toxin Exposure

RiVax® is our proprietary vaccine candidate being developed to protect against exposure to ricin toxin and if approved, would be the first ricin vaccine. The immunogen in RiVax® induces a protective immune response in animal models of ricin exposure and functionally active antibodies in humans. The immunogen consists of a genetically inactivated ricin A chain subunit that is enzymatically inactive and lacks residual toxicity of the holotoxin. RiVax® has demonstrated statistically significant (p < 0.0001) preclinical survival results, providing 100% protection against acute lethality in an aerosol exposure non-human primate model (Roy et al, 2015, Thermostable ricin vaccine protects rhesus macaques against aerosolized ricin: Epitope-specific neutralizing antibodies correlate with protection, PNAS USA 112:3782-3787), and has also been shown to be well tolerated and immunogenic in two Phase 1 clinical trials in healthy volunteers. Results of the first Phase 1 human trial of RiVax® established that the immunogen was safe and induced antibodies that we believe may protect humans from ricin exposure. The antibodies generated from vaccination, concentrated and purified, were capable of conferring immunity passively to recipient animals, indicating that the vaccine was capable of inducing functionally active antibodies in humans. The outcome of this study was published in the Proceedings of the National Academy of Sciences (Vitetta et al., 2006, A Pilot Clinical Trial of a Recombinant Ricin Vaccine in Normal Humans, PNAS, 103:2268-2273). The second trial that was completed in September 2012 and was sponsored by University of Texas Southwestern Medical Center (“UTSW”) evaluated a more potent formulation of RiVax® that contained an Alum adjuvant. The results of the Phase 1b study indicated that Alum-adjuvanted RiVax® was safe and well tolerated, and induced greater ricin neutralizing antibody levels in humans than adjuvant-free RiVax®. The outcomes of this second study were published in the Clinical and Vaccine Immunology.

We have adapted the original manufacturing process for the immunogen contained in RiVax® for thermostability and large scale manufacturing and recent studies have confirmed that the thermostabilized RiVax® formulation enhances the stability of the RiVax® antigen, enabling storage for at least 1 year at temperatures up to 40 degrees C (104 degrees F). The program will pursue approval via the FDA “Animal Rule” since it is not possible to test the efficacy of the vaccine in a clinical study which would expose humans to ricin. Uniform, easily measured and species-neutral immune correlates of protection that can be measured in humans and animals, and are indicative of animal survival to subsequent ricin challenge, are central to the application of the “Animal Rule.” Recent work has identified such potential correlates of immune protection in animals and work to qualify and validate these approaches is continuing, with the goal of utilizing these assays in a planned Phase 1/2 clinical trial with the thermostable RiVax® formulation. During September 2018, we published an extended stability study of RiVax®, showing up to 100% protection in mice after 12 months storage at 40 degrees C (104 degrees F) as well as identification of a potential in vitro stability indicating assay, critical to adequately confirming the long-term shelf life of the vaccine. We have entered into a collaboration with IDT Biologika GmbH (“IDT”) to scale-up the formulation/filling process and continue development and validation of analytical methods established at IDT to advance the program. We also initiated a development agreement with Emergent BioSolutions, Inc. (“EBS”) to implement a commercially viable, scalable production technology for the RiVax® drug substance protein antigen.

The development of RiVax® has been sponsored through a series of overlapping challenge grants, UC1, and cooperative grants, U01, from the National Institutes of Health (“NIH”), granted to us and to UTSW where the vaccine originated. The second clinical trial was supported by a grant from the FDA’s Office of Orphan Products to UTSW. To date, we and UTSW have collectively received approximately $25 million in grant funding from the NIH for the development of RiVax®. In September 2014, we entered into a contract with the NIH for the development of RiVax® pursuant to which we were awarded an additional $21.2 million of funding in the aggregate. The development agreements with EBS and IDT were specifically funded under this NIH contract. No funds are remaining from any of these grants.

In November 2021, an article was published on pre-clinical immunogenicity studies for RiVax® demonstrating enduring protection for at least 12 months post-vaccination. These results, coupled with the previous demonstration of efficacy in mice and NHPs as well as long-term thermostability (at least 1 year at 40 degrees C or 104 degrees F), reinforce the practicality of stockpiling and potentially utilizing the RiVax® vaccine in warfighters and civilian first responders without the complexities that arise for vaccines that require stringent cold chain handling.

In December 2022, we published a paper demonstrating statistically significant correlates of protection predicting survival after lethal aerosolized ricin challenge in non-human primates. The article titled “Serum antibody profiling identifies vaccine-induced correlates of protection against aerosolized ricin toxin in rhesus macaques” was published in the journal npj Vaccines.

RiVax® has been granted Orphan Drug designation as well as Fast Track designation by the FDA for the prevention of ricin intoxication. In addition, RiVax® has also been granted Orphan Drug designation in the European Union (“EU”) from the EMA Committee for Orphan Medical Products.

Assuming development efforts are successful for RiVax®, we believe potential government procurement contract(s) could reach as much as $200 million. This potential procurement contract information is a forward-looking statement, and investors are urged not to place undue reliance on this statement. While we have determined this potential procurement contract value based on assumptions that we believe are reasonable, there are a number of factors that could cause our expectations to change or not be realized.

Ricin Toxin

Ricin toxin can be cheaply and easily produced, is stable over long periods of time, is toxic by several routes of exposure and thus has the potential to be used as a biological weapon against military and/or civilian targets. As a bioterrorism agent, ricin could be disseminated as an aerosol, by injection, or as a food supply contaminant. The potential use of ricin toxin as a biological weapon of mass destruction has been highlighted in a Federal Bureau of Investigation Bioterror report released in November 2007 titled Terrorism 2002-2005, which states that “Ricin and the bacterial agent anthrax are emerging as the most prevalent agents involved in WMD investigations.” Al Qaeda in the Arabian Peninsula had threatened the use of ricin toxin to poison food and water supplies and in connection with explosive devices. Domestically, the threat from ricin remains a concern for security agencies. In April 2013, letters addressed to the U.S. President, a Senator and a judge tested positive for ricin. As recently as September 2020, ricin-laced letters addressed to the White House and others addressed to Texas law enforcement agencies were intercepted before delivery raising fresh concerns about the deadly toxin.

The Centers for Disease Control and Prevention has classified ricin toxin as a Category B biological agent. Ricin works by first binding to glycoproteins found on the exterior of a cell, and then entering the cell and inhibiting protein synthesis leading to cell death. Once exposed to ricin toxin, there is no effective therapy available to reverse the course of the toxin. The recent ricin threat to government officials has heightened the awareness of this toxic threat. Currently, there is no FDA approved vaccine to protect against the possibility of ricin toxin being used in a terrorist attack, or its use as a weapon on the battlefield nor is there a known antidote for ricin toxin exposure.

SGX943 – for Treating Emerging and/or Antibiotic-Resistant Infectious Diseases

SGX943 is an IDR, containing the same active ingredient as SGX942. Dusquetide is a fully synthetic, 5-amino acid peptide with high aqueous solubility and stability. Extensive in vivo preclinical studies have demonstrated enhanced clearance of bacterial infection with SGX943 administration. SGX943 has shown efficacy against both Gram-negative and Gram-positive bacterial infections in preclinical models, independent of whether the bacteria is antibiotic-resistant or antibiotic-sensitive.

The innate immune system is responsible for rapid and non-specific responses to combat bacterial infection. Augmenting these responses represents an alternative approach to treating bacterial infections. In animal models, IDRs are efficacious against both antibiotic-sensitive and antibiotic-resistant infections, both Gram-positive and Gram-negative bacteria, and are active irrespective of whether the bacteria occupy a primarily extracellular or intracellular niche. IDRs are also effective as stand-alone agents or in conjunction with antibiotics. An IDR for the treatment of serious bacterial infections encompasses a number of clinical advantages including:

●	Treatment when antibiotics are contraindicated, such as:
o	before the infectious organism and/or its antibiotic susceptibility is known; or
o	in at-risk populations prior to infection.
●	An ability to be used as an additive, complementary treatment with antibiotics, thereby:
o	enhancing efficacy of sub-optimal antibiotic regimens (e.g., partially antibiotic-resistant infections);
o	enhancing clearance of infection, thereby minimizing the generation of antibiotic resistance (e.g., in treating melioidosis); and
o	reducing the required antibiotic dose, again potentially minimizing the generation of antibiotic resistance.
●	An ability to modulate the deleterious consequences of inflammation in response to the infection, including the inflammation caused by antibiotic-driven bacterial lysis.
●	Being unlikely to generate bacterial resistance since the IDR acts on the host, and not the pathogen.

Importantly, systemic inflammation and multi-organ failure is the ultimate common outcome of not only emerging and/or antibiotic-resistant infectious diseases, but also of most biothreat agents (e.g., Burkholderia pseudomallei), indicating that dusquetide would be applicable not only to antibiotic-resistant infection, but also to biothreat agents, especially where the pathogen is not known and/or has been engineered for enhanced antibiotic resistance.

The Drug Approval Process

The FDA and comparable regulatory agencies in state, local and foreign jurisdictions impose substantial requirements on the clinical development, manufacture and marketing of new drug and biologic products. The FDA, through regulations that implement the Federal Food, Drug, and Cosmetic Act, as amended (“FDCA”), and other laws and comparable regulations for other agencies, regulate research and development activities and the testing, manufacture, labeling, storage, shipping, approval, recordkeeping, advertising, promotion, sale, export, import and distribution of such products. The regulatory approval process is generally lengthy, expensive and uncertain. Failure to comply with applicable FDA and other regulatory requirements can result in sanctions being imposed on us or the manufacturers of our products, including holds on clinical research, civil or criminal fines or other penalties, product recalls, or seizures, or total or partial suspension of production or injunctions, refusals to permit products to be imported into or exported out of the U.S., refusals of the FDA to grant approval of drugs or to allow us to enter into government supply contracts, withdrawals of previously approved marketing applications and criminal prosecutions.

Before human clinical testing in the U.S. of a new drug compound or biological product can commence, an IND application is required to be submitted to the FDA. The IND application includes results of pre-clinical animal studies evaluating the safety and efficacy of the drug and a detailed description of the clinical investigations to be undertaken.

Clinical trials are normally done in three phases, although the phases may overlap. Phase 1 trials are smaller trials concerned primarily with metabolism and pharmacologic actions of the drug and with the safety of the product. Phase 2 trials are designed primarily to demonstrate effectiveness and safety in treating the disease or condition for which the product is indicated. These trials typically explore various doses and regimens. Phase 3 trials are expanded clinical trials intended to gather additional information on safety and effectiveness needed to clarify the product’s benefit-risk relationship and generate information for proper labeling of the drug, among other things. The FDA receives reports on the progress of each phase of clinical testing and may require the modification, suspension or termination of clinical trials if an unwarranted risk is presented to patients. When data is required from long-term use of a drug following its approval and initial marketing, the FDA can require Phase 4, or post-marketing, studies to be conducted.

With certain exceptions, once successful clinical testing is completed, the sponsor can submit a NDA, for approval of a drug, or a Biologic License Application (“BLA”), for biologics such as vaccines, which will be reviewed, and if successful, approved by the FDA, allowing the product to be marketed. The process of completing clinical trials for a new drug is likely to take a number of years and require the expenditure of substantial resources. Furthermore, the FDA or any foreign health authority may not grant an approval on a timely basis, if at all. The FDA may deny the approval of a NDA or BLA, in its sole discretion, if it determines that its regulatory criteria have not been satisfied or may require additional testing or information. Among the conditions for marketing approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform to good manufacturing practice regulations. In complying with standards contained in these regulations, manufacturers must continue to expend time, money and effort in the area of production, quality control and quality assurance to ensure full technical compliance. Manufacturing facilities, both foreign and domestic, also are subject to inspections by, or under the authority of, the FDA and by other federal, state, local or foreign agencies.

Even after initial FDA or foreign health authority approval has been obtained, further studies, including Phase 4 post-marketing studies, may be required to provide additional data on safety and will be required to gain approval for the marketing of a product as a treatment for clinical indications other than those for which the product was initially tested. For certain drugs intended to treat serious, life-threatening conditions that show great promise in earlier testing, the FDA can also grant conditional approval. However, drug developers are required to study the drug further and verify clinical benefit as part of the conditional approval provision, and the FDA can revoke approval if later testing does not reproduce previous findings. The FDA may also condition approval of a product on the sponsor agreeing to certain mitigation strategies that can limit the unfettered marketing of a drug. Also, the FDA or foreign regulatory authority will require post-marketing reporting to monitor the side effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the product. Further, if there are any modifications to the drug, including any change in indication, manufacturing process, labeling or manufacturing facility, an application seeking approval of such changes will likely be required to be submitted to the FDA or foreign regulatory authority.

In the U.S., the FDCA, the Public Health Service Act, the Federal Trade Commission Act, and other federal and state statutes and regulations govern, or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of drug, biological, medical device and food products. Noncompliance with applicable requirements can result in, among other things, fines, recall or seizure of products, refusal to permit products to be imported into the U.S., refusal of the government to approve product approval applications or to allow us to enter into government supply contracts, withdrawal of previously approved applications and criminal prosecution. The FDA may also assess civil penalties for violations of the FDCA involving medical devices.

For biodefense development, such as with RiVax®, the FDA has instituted policies that are expected to result in shorter pathways to market. This potentially includes approval for commercial use utilizing the results of animal efficacy trials, rather than efficacy trials in humans. However, we will still have to establish that the vaccine and countermeasures it is developing are safe in humans at doses that are correlated with the beneficial effect in animals. Such clinical trials will also have to be completed in distinct populations that are subject to the countermeasures; for instance, the very young and the very old, and in pregnant women, if the countermeasure is to be licensed for civilian use. Other agencies will have an influence over the benefit-risk scenarios for deploying the countermeasures and in establishing the number of doses utilized in the Strategic National Stockpile. We may not be able to sufficiently demonstrate the animal correlation to the satisfaction of the FDA, as these correlates are difficult to establish and are often unclear. Invocation of the animal rule may raise issues of confidence in the model systems even if the models have been validated. For many of the biological threats, the animal models are not available and we may have to develop the animal models, a time-consuming research effort. There are few historical precedents, or recent precedents, for the development of new countermeasure for bioterrorism agents. Despite the animal rule, the FDA may require large clinical trials to establish safety and immunogenicity before licensure and it may require safety and immunogenicity trials in additional populations. Approval of biodefense products may be subject to post-marketing studies, and could be restricted in use in only certain populations.

Vaccines are approved under the BLA process that exists under the Public Health Service Act. In addition to the greater technical challenges associated with developing biologics, the potential for generic competition is lower for a BLA product than a small molecule product subject to a NDA under the Federal Food, Drug and Cosmetic Act. Under the Patient Protection and Affordable Care Act enacted in 2010, a “generic” version of a biologic is known as a biosimilar and the barriers to entry – whether legal, scientific, or logistical – for a biosimilar version of a biologic approved under a BLA are higher.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs or biologics intended to treat a rare disease or condition – generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting a NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA or BLA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug or biologic for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application user fee.

Fast Track Designation and Accelerated Approval

The FDA is required to facilitate the development, and expedite the review, of drugs or biologics that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug or biologic candidate may request that the FDA designate the candidate for a specific indication as a fast track drug or biologic concurrent with, or after, the filing of the IND for the candidate. The FDA must determine if the drug or biologic candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. Unique to a fast track product, the FDA may initiate review of sections of a fast track product’s NDA or BLA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA or BLA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means the FDA may approve the product based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug or biologic candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug or biologic from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

Pediatric Information

Under the Pediatric Research Equity Act (“PREA”), NDAs or BLAs or supplements to NDAs or BLAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

Paediatric Investigation Plan

As part of the regulatory process for the registration of new medicines with the EMA and the MHRA, pharmaceutical companies are required to provide a PIP outlining our strategy for investigation of the new medicinal products in the paediatric population. In some instances, a waiver negating the need for a PIP for certain conditions may be granted by the EMA or MHRA when development of a medicine for use in children is not feasible or appropriate.

Innovative Licensing and Access Pathway

The ILAP was launched in the UK at the start of 2021 to accelerate the development and access to promising medicines, thereby facilitating patient access to new medicines. The pathway, part of the UK’s plan to attract life sciences development in the post-Brexit era, features enhanced input and interactions with the MHRA and other stakeholders including the NICE, and the SMC. The decision to award the Innovation Passport is made by an ILAP Steering Group, which is comprised of representatives from MHRA, NICE, and SMC. The Innovation Passport designation is the first step in the ILAP process and triggers the MHRA and its partner agencies to create a target development profile to chart out a roadmap for regulatory and development milestones with the goal of early patient access in the UK. Other benefits of ILAP include a 150-day accelerated assessment, rolling review and a continuous benefit risk assessment.

Early Access to Medicines Scheme

Launched in April 2014 in the United Kingdom by the MHRA, the Early Access to Medicines Scheme (“EAMS”) offers severely ill patients with life-threatening and seriously debilitating conditions the lifeline of trying ground-breaking new medicines earlier than they would normally be accessible. PIM designation is the first phase of EAMS and is awarded following an assessment of early nonclinical and clinical data by the MHRA. The criteria product candidates must meet to obtain PIM designation are:

●	Criterion 1 – The condition should be life-threatening or seriously debilitating with a high unmet medical need (i.e., there is no method of treatment, diagnosis or prevention available or existing methods have serious limitations).
●	Criterion 2 – The medicinal product is likely to offer major advantage over methods currently used in the UK.
●	Criterion 3 – The potential adverse effects of the medicinal product are likely to be outweighed by the benefits, allowing for the reasonable expectation of a positive benefit risk balance. A positive benefit risk balance should be based on preliminary scientific evidence that the safety profile of the medicinal product is likely to be manageable and acceptable in relation to the estimated benefits.

False Claims Laws

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government.

Anti-Kickback Laws

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other.

United States Healthcare Reform

Federal Physician Payments Sunshine Act and its implementing regulations require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. The Health Insurance Portability and Accountability Act (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates” – independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Third-Party Suppliers and Manufacturers

Drug substance and drug product manufacturing is outsourced to qualified suppliers. We do not have manufacturing capabilities/infrastructure and do not intend to develop the capacity to manufacture drug products substances. We have agreements with third-party manufacturers to supply bulk drug substances for our product candidates and with third parties to formulate, package and distribute our product candidates. Our employees include professionals with expertise in pharmaceutical manufacturing development, quality assurance and third-party supplier management who oversee work conducted by third-party companies. We believe that we have on hand or can easily obtain sufficient amounts of product candidates to complete our currently contemplated clinical trials. All of the drug substances used in our product candidates currently are manufactured by single suppliers. While we have not experienced any supply disruptions, the number of manufacturers of the drug substances is limited. In the event it is necessary or advisable to acquire supplies from alternative suppliers, assuming commercially reasonable terms could be reached, the challenge would be the efficient transfer of technology and know-how from current manufacturers to the new supplier. Formulation and distribution of our finished product candidates also currently are conducted by single suppliers but we believe that alternative sources for these services are readily available on commercially reasonable terms, subject to the efficient transfer of technology and know-how from current suppliers to the new supplier.

All of the current agreements for the supply of bulk drug substances for our product candidates and for the formulation or distribution of our product candidates relate solely to the development (including preclinical and clinical) of our product candidates. Under these contracts, our product candidates are manufactured upon our order of a specific quantity. In the event that we obtain marketing approval for a product candidate, we will qualify secondary suppliers for all key manufacturing activities supporting the marketing application.

Marketing and Collaboration

We do not currently have any sales and marketing capability, other than to potentially market our biodefense vaccine products directly to government agencies. With respect to other commercialization efforts, we currently intend to seek distribution and other collaboration arrangements for the sales and marketing of any product candidate that is approved, while also evaluating the potential to commercialize on our own in orphan disease indications. From time to time, we have had and are having strategic discussions with potential collaboration partners for our biodefense vaccine product candidates, although no assurance can be given that we will be able to enter into one or more collaboration agreements for our product candidate on acceptable terms, if at all. We believe that both military and civilian health authorities of the U.S. and other countries will increase their stockpiling of therapeutics and vaccines to treat and prevent diseases and conditions that could ensue following a bioterrorism attack.

On August 25, 2013, we entered into an agreement with SciClone, pursuant to which SciClone provided us with access to its oral mucositis clinical and regulatory data library in exchange for exclusive commercialization rights for SGX942 in the People’s Republic of China, including Hong Kong and Macau, subject to the negotiation of economic terms. SciClone’s data library was generated from two sequential Phase 2 clinical studies conducted in 2010 and 2012 evaluating SciClone’s compound, SCV-07, for the treatment of oral mucositis caused by chemoradiation therapy in head and neck cancer patients, before SciClone terminated its program. By analyzing data available from the placebo subjects in the SciClone trials, we acquired valuable insight into disease progression, along with quantitative understanding of its incidence and severity in the head and neck cancer patient population. This information assisted us with the design of the SGX942 Phase 2 clinical trial, in which positive preliminary results were announced in December 2015.

On September 9, 2016, we and SciClone entered into an exclusive license agreement, pursuant to which we granted rights to SciClone to develop, promote, market, distribute and sell SGX942 in the People’s Republic of China, including Hong Kong and Macau, as well as Taiwan, South Korea and Vietnam. Under the terms of the license agreement, SciClone will be responsible for all aspects of development, product registration and commercialization in the territories, having access to data generated by us. In exchange for exclusive rights, SciClone will pay us royalties on net sales, and we will supply commercial drug product to SciClone on a cost-plus basis, while maintaining worldwide manufacturing rights. We also entered into a common stock purchase agreement with SciClone pursuant to which we sold 1,471 shares of our common stock to SciClone for approximately $2,040 per share, for an aggregate price of approximately $3 million.

Competition

Our competitors are pharmaceutical and biotechnology companies, most of whom have considerably greater financial, technical, and marketing resources than we do. Universities and other research institutions, including the U.S. Army Medical Research Institute of Infectious Diseases, also compete in the development of treatment technologies, and we face competition from other companies to acquire rights to those technologies.

HyBryte™ Competition

There is currently no approved cure for CTCL and treatments are prescribed to manage symptoms. The FDA has approved several treatments for later stages (IIB-IV) of CTCL and/or in conditions that are unresponsive to prior treatment. Three are targeted therapies (Targretin®-caps, Ontak® and Adcetris®), two are histone deacetylases inhibitors (Zolina® and Istodax®) and the remaining two are topical therapies (Valchor® and Targretin®-gel). There are currently no FDA approved therapies for the treatment of front-line, early stage (I-IIA) CTCL; however certain topical chemotherapies and topical, radiation, photodynamic and other therapies which are approved for indications other than CTCL are prescribed off-label for the treatment of early stage CTCL. These include narrow-band ultraviolet B (NB-UVB) light therapy and psoralen combined with ultraviolet A UVA light therapy (“PUVA”); however, PUVA treatments are usually limited to three times per week and 200 times in total due to the potentially carcinogenic side effect, while NB UVB is known to be effective against patches but less so against plaque lesions, common in early stage CTCL. There are other drugs currently in development that may have the potential to be used in early stage (I-IIA) CTCL, primarily in early Phase 1 and 2 clinical studies. Other treatments for later stage disease are not considered direct competitors.

SGX302 Competition

There is currently no approved cure for psoriasis and treatments are prescribed to manage symptoms. The FDA has approved several topical and systemic treatments for psoriasis. Systemic therapies dominate the treatment of severe and increasingly the more severe moderate patients, and include biologics aimed at reducing systemic inflammation. Skin directed therapy remains the primary treatment for mild-to-moderate disease. Current therapies for mild-to-moderate disease include PUVA, (a photodynamic therapy), emollients, topical steroids, vitamin D preparations including retinoids (e.g., Sorilux®, Dovonex®, Cacitrene®), coal tar, salicylic acid, calcineurin inhibitors (e.g., Prograf®, Elidel®, Zorac®, Tazorac®) and dithranols (e.g., Drithocreme®). Other phototherapy approaches include the use of both broad-band and narrow-band ultraviolet B light. There are also a number of ongoing Phase 2 and 3 clinical trials in mild to moderate psoriasis.

Compared to PUVA, photoactivated hypericin uses non-carcinogenic and more penetrative visible light (unlike ultraviolet light used with PUVA) and a non-mutagenic compound hypericin (unlike psoralen used with PUVA), and is more highly targeted and more commensurate with long-term treatment. Compared to other skin-directed therapies, photoactivated hypericin has demonstrated a comparatively low local irritancy/adverse event rate with minimal long-term skin effects. Compared to systemic therapies, commonly used in more severe patients only, photoactivated hypericin does not cause immunosuppression.

SGX94/942/945 Competition

Because SGX94 (dusquetide) uses a novel mechanism of action in combating bacterial infections, there are no direct competitors at this time. Bacterial infections are routinely treated with antibiotics and SGX94 treatment is anticipated to be utilized primarily where antibiotics are insufficient (e.g., due to antibiotic resistance) or contra-indicated (e.g., in situations where the development of antibiotic resistance is a significant concern). Many groups are working on the antibiotic resistance problem and research into the innate immune system is intensifying, making emerging competition likely (from companies such as Qu Biologics Inc., Innaxon Therapeutics and Innate Pharma SA).

There is currently one drug approved for the treatment of oral mucositis in hematological cancer (palifermin). There are currently no approved drugs for treatment of oral mucositis in cancers with solid tumors (e.g., head and neck cancer). There are drugs in clinical development for oral mucositis – the most advanced listed is brilacidin by Innovation Pharmaceuticals, Inc. There are various natural products in small and/or open label studies (including sage, turmeric, honey and olive oil). In addition, there are medical devices approved for the treatment of oral mucositis including MuGard®, GelClair®, Episil®, and Caphosol®. These devices attempt to create a protective barrier around the oral ulceration with no biologic activity in treating the underlying disease.

There is currently no approved cure for BD and treatments are prescribed to manage symptoms. Treatments may include both maintenance therapies and those specifically addressing mucocutaneous flares (e.g., mouth ulcers, genital ulcers and leg ulcers). Corticosteroids are generally applied topically to sores and as eyedrops and may also be given systemically to reduce inflammation. Although used frequently, corticosteroids have limited efficacy over the long-term and have significant side effects that become more concerning with more chronic use. Other treatments for BD flares involve suppressing the immune system with drugs (e.g., cyclosporine or cyclophosphamide). These drugs come with a higher risk of infection, liver and kidney problems, low blood counts and high blood pressure. For skin and mucosal manifestations of BD, anti-inflammatory drugs are also used, including colchicine, azathioprine, anti-TNF, anti-interferon alpha, anti-IL-17 and anti-IL-23 medications. The only approved drug in BD is apremilast, which is used as a maintenance therapy to prevent formation of oral ulcers. Apremilast is associated with both high cost and side effects including diarrhea, nausea, upper respiratory tract infection and headache.

ThermoVax® Competition

Multiple groups and companies are working to address the unmet need of vaccine thermostability using a variety of technologies. In addition, other organizations, such as the Bill and Melinda Gates Foundation and PATH, have programs designed to advance technologies to address this need.

Several stabilization technologies currently being developed involve mixing vaccine antigen +/- adjuvant with various proprietary excipients or co-factors that either serve to stabilize the vaccine or biological product in a liquid or dried (lyophilized) form. Examples of these approaches include the use of various plant-derived sugars and macromolecules being developed by companies such as iosBio. Variation Biotechnologies, Inc. (“VBI”) is developing a lipid system (resembling liposomes) to stabilize viral antigens, including virus-like particles (“VLPs”), and for potential application to a conventional influenza vaccine among others.

Additionally, companies like Panacea Biotec Ltd. are developing proprietary vaccines with the application of some form of stabilization technology.

Public Health Solutions Competition

We face competition in the area of biodefense product development from various public and private companies, universities and governmental agencies, such as the U.S. Army, some of whom may have their own proprietary technologies which may directly compete with our technologies.

The U.S. Army Medical Research Institute of Infectious Diseases, the DoD’s lead laboratory for medical research to counter biological threats is also developing a ricin vaccine candidate, RVEc™. RVEc™ has been shown to be fully protective in mice exposed to lethal doses of ricin toxin by the aerosol route. Further studies, in both rabbits and nonhuman primates, were conducted to evaluate RVEc™’s safety as well as its immunogenicity, with positive results observed. No further data has been released in recent years. A monoclonal antibody is also being developed by Mapp Biopharmaceutical Inc. as a ricin therapeutic, with administration 4 hours after exposure demonstrating efficacy while administration 12 hours after ricin exposure was not protective in animal models.

There are no approved vaccines to prevent infection and/or mitigate exposure to SUDV or MARV. There are other vaccine candidates in development, primarily using viral-vectored vaccine platforms. These platforms may be contra-indicated in the immune-compromised, pregnant individuals or children. They may also have limited efficacy on repeat administration.

Patents and Other Proprietary Rights

Our goal is to obtain, maintain and enforce patent protection for our products, formulations, processes, methods and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the U.S. and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and patents, both in the U.S. and elsewhere in the world.

We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, none of which is patentable. To help protect our proprietary knowledge and experience that is not patentable, and for inventions for which patents may be difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all employees, consultants, advisors and other contractors to enter into confidentiality agreements, which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

In 2014, we acquired a novel PDT that utilizes safe visible light for activation, which we refer to as HyBryte™. The active ingredient in HyBryte™ is synthetic hypericin, a photosensitizer which is topically applied to skin lesions and then activated by fluorescent light 16 to 24 hours later. As part of the acquisition, we acquired a license agreement relating to the use of photo-activated hypericin, composition of matter patent for HyBryte™ (U.S. patent 8,629,302) and additional issued and pending applications, both in the U.S. and abroad. U.S. patent 8,629,302 is expected to expire in September 2030. In August 2018, we were granted a U.S. patent (No. 10,053,513) titled “Systems and Methods for Producing Synthetic Hypericin.” This newly issued patent, expected to expire in 2036, broadens the production around synthetic hypericin. Our proprietary formulation of synthetic hypericin also has been granted a European patent for the treatment of psoriasis, EP 2571507, and complements the method of treatment claims covered by the previously issued U.S. patent 6001882, Photoactivated hypericin and the use thereof. Further, on January 7, 2020, we also were granted a U.S. patent (No. 10,526,268) titled “Systems and Methods for Producing Synthetic Hypericin”, which further expanded protection for the composition of purified synthetic hypericin. This patent is also expected to expire in 2036. Patent protection is also pursued worldwide with similar patents and expiry dates.

In addition to issued and pending patents, we also have “Orphan Drug” designations for HyBryte™ in the U.S. and the EU for CTCL, for RiVax® in the U.S. and EU and for SGX945 in the U.S. Our Orphan Drug designations provide for seven years of post-approval marketing exclusivity in the U.S. and ten years exclusivity in Europe. We have pending patent applications for some indications that, if granted, may extend our anticipated marketing exclusivity beyond the U.S. seven year or EU ten year post-approval exclusivity provided by Orphan Drug legislation.

In 2013, we expanded our patent portfolio to include innate defense regulation through the acquisition of the novel drug technology, known as SGX94. By binding to the pivotal regulatory protein p62, also known as sequestosome-1, SGX94 regulates the innate immune system to reduce inflammation, eliminate infection and enhance healing. As part of the acquisition, we acquired all rights, including composition of matter patents for SGX94 as well as other analogs and crystal structures of SGX94 with its protein target p62, including U.S. patent 8,124,721 (expiring 2028), 9,416,157 (expiring 2028) and 8,791,061 (expiring 2029), both in the U.S. and abroad. SGX94 was developed pursuant to discoveries made by Professors B. Brett Finlay and Robert Hancock of University of British Columbia (“UBC”). We also have rights to the background technology patents 7,687,454 [expiring May 2026] and 11,311,598 [expiring 2034]). The U.S. Patent Office has also granted patents titled “Novel Peptides and Analogs for Use in the Treatment of Oral Mucositis.” The issued patents (U.S. patent numbers 9,850.279 and 10,253,068, both expiring in 2034) claim therapeutic use of dusquetide and related IDR analogs, and adds to composition of matter claims for dusquetide and related analogs that have been granted in the U.S. and worldwide.

ThermoVax® is the subject of U.S. patents 8,444,991 (expiring February 2030) and 8,808,710 (expiring March 2028) both issued on May 21, 2013 titled “Method of Preparing an Immunologically-Active Adjuvant-Bound Dried Vaccine Composition” and licensed to us by VitriVax, Inc. (“VitriVax”). ThermoVax® is also U.S. patent application number 15/694.023 filed September 17, 2017 titled “Thermostable Vaccine Compositions and Methods of Preparing Same” and jointly invented by the University of Colorado (“UC”) and us. The patent application and the corresponding foreign filings are pending or granted and they address the use of adjuvants in conjunction with vaccines that are formulated to resist thermal inactivation. The license agreement covers thermostable alum-adjuvanted vaccines for ricin toxin and EBOV. An additional patent, covering vaccine combinations such as ricin toxin and anthrax, was filed in 2015 and granted on May 21, 2019 in the U.S. (No. 10,293,041, titled “Multivalent Stable Vaccine Composition and Methods of Making Same”) and is expected to expire in 2035. A patent for unique, proprietary compositions and methods directed to combinations of glycoprotein antigens with nano-emulsion adjuvants comprising sucrose fatty acid esters prior to lyophilization was filed in 2020, granted in 2022 and expiring in 2040 (No. 11,433,129 titled “Compositions and Methods of Manufacturing Trivalent Filovirus Vaccines.”) Patent protection is also pursued worldwide with similar patents and expiry dates.

Additional vaccine thermostabilization patents specific for anti-viral vaccines, including filovirus and coronavirus have been filed but are not yet granted. If granted, expiry dates would range from 2040 to 2041. Patent protection is also pursued worldwide with similar patents and expiry dates.

HyBryte™ License Agreement

In September 2014, we acquired a worldwide exclusive license agreement with New York University and Yeda Research and Development Company Ltd. for the rights to a novel PDT that utilizes safe visible light for activation, which we refer to as HyBryte™. To maintain this license, we are obligated to pay $25,000 in annual license fees. In addition, we will pay the licensors: (a) a royalty amount equal to 3% of all net sales of HyBryte™ made directly by us and/or any affiliates; (b) a royalty amount equal to 2.5% of all net sales of HyBryte™ made by our sublicensees, subject to stated maximums and (c) 20% of all payments, not based on net sales, received by us from our sublicensees. This license may be terminated by either party upon notice of a material breach by the other party that is not cured within the applicable cure period. The exclusive license includes rights to several issued U.S. patents, including U.S. patent numbers 6,867,235 and 7,122,518, among other domestic and foreign patent applications. U.S. Patent numbers 6,867,235 and 7,122,518 expired in January 2020 and November 2023, respectively.

We acquired the license agreement for HyBryte™ and related intangible assets, including U.S. patent 8,629,302, properties and rights pursuant to an asset purchase agreement with Hy Biopharma Inc. (“Hy Biopharma”). As consideration for the assets acquired, we initially paid $275,000 in cash and issued 771 shares of common stock with a market value of

$3,750,000, and in March 2020 we issued 8,151 shares of common stock at a value of $5,000,000 (based upon an effective per share price of $614.40) as a result of HyBryte™ demonstrating statistical significant treatment response in the Phase 3 clinical trial. Provided the final success-orientated milestone is attained, we will be required to make a payment of up to $5 million, if and when achieved, payable in our common stock.

SGX94 License Agreements

On December 18, 2012, we acquired a first in class drug technology, known as SGX94 (dusquetide), representing a novel approach to modulation of the innate immune system. SGX94 is an IDR that regulates the innate immune system to reduce inflammation, eliminate infection and enhance tissue healing by binding to the pivotal regulatory protein p62, also known as sequestosome-1. As part of the acquisition, we acquired all rights, including composition of matter patents, preclinical and Phase 1 clinical study datasets for SGX94. We also assumed a license agreement with UBC to advance the research and development of the SGX94 technology. The license agreement with UBC provides us with exclusive worldwide rights to manufacture, distribute, market sell and/or license or sublicense products derived or developed from this technology. Under the license agreement we are obligated to pay UBC (i) an annual license maintenance fee of CAD $1,000, and (ii) milestone payments which could reach up to CAD $1.2 million. This license agreement (a) will automatically terminate if we file, or become subject to an involuntary filing, for bankruptcy, and (b) may be terminated by UBC in the event of, among other things, our insolvency, dissolution, grant of a security interest in the technology licensed to us pursuant to the license agreement, or material breach of or failure to perform material obligations under the license agreement or other research agreements between us and UBC.

ThermoVax® License Agreement

On December 21, 2010, we executed a worldwide exclusive license agreement with the UC for ThermoVax®, which is the subject of U.S. patent number 8,444,991 issued on May 21, 2013 titled “Method of Preparing an Immunologically-Active Adjuvant-Bound Dried Vaccine Composition.” This patent and its corresponding foreign filings are licensed to us by the UC and they address the use of adjuvants in conjunction with vaccines that are formulated to resist thermal inactivation. U.S. Patent 8,444,991 is expected to expire in December 2031. The license agreement also covers thermostable vaccines for biodefense as well as other potential vaccine indications. In addition, we, in conjunction with UC, filed domestic and foreign patent applications claiming priority back to a provisional application filed on May 17, 2011 titled: “Thermostable Vaccine Compositions and Methods of Preparing Same.” In April 2018, the UC delivered a notice of termination of our license agreement based upon our failure to achieve one of the development milestones: initiation of the Phase 1 clinical trial of the heat stabilization technology by March 31, 2018. After negotiating with the UC, we and the UC agreed to extend the termination date to October 31, 2018 in order to allow us time to agree upon a potential agreement that would allow us to keep the rights to, and to continue to develop, the heat stabilization technology or a product candidate containing the heat stabilization technology in our field of use.

On October 31, 2018, in a series of related transactions, (a) we and the UC agreed to terminate the original license agreement, (b) the UC and VitriVax executed a worldwide exclusive license agreement for the heat stabilization technology for all fields of use, and (c) we and VitriVax executed a worldwide exclusive sublicense agreement, which was amended and restated in October 2020, for the heat stabilization technology for use in the fields of ricin and Ebola vaccines. We paid a $100,000 sublicense fee on the effective date of the sublicense agreement. Under the amended sublicense agreement to maintain the sublicense we are obliged to pay a minimum annual royalty of $20,000 until first commercial sale of a sublicensed product, upon which point, we will be required to pay an earned royalty of 2% of net sales subject to a minimum royalty of $50,000 each year. We are also required to pay royalties on any sub-sublicense income based on a declining percentage of all sub-sublicense income calculated within the contractual period until reaching a minimum of 15% after two years. In addition, we are required to pay VitriVax milestone fees of: (a) $25,000 upon initiation of a Phase 2 clinical trial of the sublicensed product, (b) $100,000 upon initiation of a Phase 3 clinical trial of the sublicensed product, (c) $100,000 upon regulatory approval of a sublicensed product, and (d) $1 million upon achieving $10 million in aggregate net sales of a sublicensed product in the U.S. or equivalent. To date none of these milestones have been met.

RiVax® License Agreement

In June 2003, we executed a worldwide exclusive option to license patent applications with UTSW for the nasal, pulmonary and oral uses of a non-toxic ricin vaccine. In June 2004, we entered into a license agreement with UTSW for the injectable rights to the ricin vaccine and, in October 2004, we negotiated the remaining oral rights to the ricin vaccine. To maintain this license, we are obligated to pay $50,000 in annual license fees. Through this license, we have rights to the issued patent number 7,175,848 titled “Ricin A chain mutants lacking enzymatic activity as vaccines to protect against aerosolized ricin.” This patent includes methods of use and composition claims for RiVax®. Patent 7,175,848 expired in September 2020.

CoVaccine HT™ License Agreement

In April 2020, we executed an agreement for the exclusive worldwide license of CoVaccine HT™, a novel vaccine adjuvant, from BTG, a division of Boston Scientific Corporation (NYSE: BSX), for the fields of SARS-CoV-2, the cause of COVID-19 and pandemic flu. The agreement was executed with Protherics Medicines Development, one of the companies that make up the BTG specialty pharmaceuticals business, which owns the CoVaccine HT™ intellectual property.

Research and Development Expenditures

We spent approximately $7.5 million and $5.2 million in the years ended December 31, 2025 and 2024, respectively, on research and development. The amounts we spent on research and development per product during the years ended December 31, 2025 and 2024 are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Human Capital

We are committed to a work environment that is welcoming, inclusive and encouraging. To achieve our plans and goals, it is imperative that we attract and retain top talent. In order to do so, we aim to have a safe and encouraging workplace, with opportunities for our employees to grow and develop professionally, supported by strong compensation, benefits, and other incentives. In addition to competitive base salaries, we offer every full-time employee a cash target bonus, a comprehensive benefits package and equity compensation.

As of December 31, 2025, we employed a total of 14 persons, including 1 part-time employee and 13 full-time employees, four of whom are MDs/PhDs. In addition to our employees, we contract with third-parties for the conduct of certain clinical development, manufacturing, accounting and administrative activities. We anticipate increasing the number of our employees. We have no collective bargaining agreements with our employees, and none are represented by labor unions. We consider our relationships with our employees to be good.

Properties

We currently lease approximately 6,200 square feet of office space at 29 Emmons Drive, Suite B-10 in Princeton, New Jersey. Pursuant to an amendment in May 2025, the lease has been extended through October 2028. This office space currently serves as our corporate headquarters, and both of our business segments (Specialized BioTherapeutics and Public Health Solutions), operate from this space. The current monthly rent is $11,625 through October 2026 and increases to $11,883 in November 2026 and to $12,142 in November 2027 where it remains until expiration. Our office space is sufficient for our current needs. We may add new space or expand existing space as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we are a party to claims and legal proceedings arising in the ordinary course of business. Our management evaluates our exposure to these claims and proceedings individually and in the aggregate and allocates additional monies for potential losses on such litigation if it is possible to estimate the amount of loss and if the amount of the loss is probable.

MANAGEMENT

The table below contains information regarding the current members of the Board of Directors and executive officers. The ages of individuals are provided as of March 24, 2026.

Name	Age	Position
Christopher J. Schaber, PhD	59	Chairman of the Board, Chief Executive Officer and President
Gregg A. Lapointe, CPA, MBA	67	Director
Diane L Parks, MBA	73	Director
Robert J. Rubin, MD	80	Director
Jerome B. Zeldis, MD, PhD	75	Director
Jonathan Guarino, CPA, CGMA	53	Chief Financial Officer, Senior Vice President and Corporate Secretary
Oreola Donini, PhD	54	Chief Scientific Officer and Senior Vice President
Richard Straube, MD	74	Consulting Chief Medical Officer

Christopher J. Schaber, PhD has over 35 years of experience in the pharmaceutical and biotechnology industry. Dr. Schaber has been our President and Chief Executive Officer and a director since August 2006. He was appointed Chairman of the Board in October 2009. He also has served on the board of directors of the Biotechnology Council of New Jersey (“BioNJ”) since January 2009 and has been a member of the corporate council of the National Organization for Rare Disorders (“NORD”) since October 2009. He also serves on the scientific advisory board for private start-up medical device company, Simphotek, Inc. Prior to joining Soligenix, Dr. Schaber served from 1998 to 2006 as Executive Vice President and Chief Operating Officer of Discovery Laboratories, Inc., where he was responsible for overall pipeline development and key areas of commercial operations, including regulatory affairs, quality control and assurance, manufacturing and distribution, pre-clinical and clinical research, and medical affairs, as well as coordination of commercial launch preparation activities. From 1996 to 1998, Dr. Schaber was a co-founder of Acute Therapeutics, Inc., and served as its Vice President of Regulatory Compliance and Drug Development. From 1994 to 1996, Dr. Schaber was employed by Ohmeda PPD, Inc., as Worldwide Director of Regulatory Affairs and Operations. From 1989 to 1994, Dr. Schaber held a variety of regulatory, development and operations positions with The Liposome Company, Inc., and Elkins-Sinn Inc., a division of Wyeth-Ayerst Laboratories. Dr. Schaber received his BA degree from Western Maryland College, his MS degree in Pharmaceutics from Temple University School of Pharmacy and his PhD degree in Pharmaceutical Sciences from the Union Graduate School. During his career, Dr. Schaber has played a significant role in raising in excess of $350 million through both public offerings and private placements, as well as approximately $100 million in non-dilutive funding awards from state and federal governmental agencies. Dr. Schaber was selected to serve as a member of our Board of Directors because of his extensive experience in drug development and pharmaceutical operations, including his experience as a senior executive officer with our company and Discovery Laboratories, Inc., and as a member of the board of directors of BioNJ and Simphotek; because of his proven ability to raise funds and provide access to capital; and because of his advanced degrees in science and business.

Gregg A. Lapointe, CPA, MBA has been a director since March 2009. Mr. Lapointe is currently CEO of Cerium Pharmaceuticals, Inc. and serves on the board of directors of Rigel Pharmaceuticals, Inc. Mr. Lapointe has previously served on the board of directors of Astria Therapeutics, Inc., ImmunoCellular Therapeutics Ltd., Raptor Pharmaceuticals, Inc., SciClone Pharmaceuticals, Inc., the Pharmaceuticals Research and Manufacturers of America (PhRMA), Questcor Pharmaceuticals, Inc. and the board of trustees of the Keck Graduate Institute of Applied Life Sciences. He previously served in varying roles for Sigma-Tau Pharmaceuticals, Inc. (now known as Leadiant Biosciences, Inc.), a private biopharmaceutical company, from September 2001 through February 2012, including Chief Operating Officer from November 2003 to April 2008 and Chief Executive Officer from April 2008 to February 2012. From May, 1996 to August 2001, he served as Vice President of Operations and Vice President, Controller of AstenJohnson, Inc. (formerly JWI Inc.). Prior to that, Mr. Lapointe spent several years in the Canadian medical products industry in both distribution and manufacturing. Mr. Lapointe began his career at Price Waterhouse. Mr. Lapointe received his B.A. degree in Commerce from Concordia University in Montreal, Canada, a graduate diploma in Accountancy from McGill University and his M.B.A. degree from Duke University. He is a C.P.A. in the state of Illinois. Mr. Lapointe was selected to serve as a member of our Board of Directors because of his significant experience in the areas of global strategic planning and implementation, business development, corporate finance, and acquisitions, and his experience as an executive officer and board member in the pharmaceutical and medical products industries.

Diane L. Parks, MBA has been a director since July 2019. From February 2016 until July 2018, she served as Head of U.S. Commercial and Senior Vice President of Marketing, Sales & Market Research at Kite Pharma, Inc., a privately-held biopharma company. From October 2014 to October 2015, Ms. Parks served as Vice President of Global Marketing at Pharmacyclics LLC, a privately-held biopharmaceutical company. Prior to Pharmacyclics LLC, Ms. Parks held senior leadership roles as Vice President of Sales for Amgen, Inc., a publicly traded biopharmaceutical company, representing oncology and nephrology products, and Senior Vice President of Specialty Biotherapeutics and Managed Care at Genentech, Inc., a biotechnology company that was acquired by Roche Holding AG in 2009. At Genentech, she led the launches of multiple products as well as commercial development of Lucentis® and Rituxan®. Ms. Parks has been member of the board of directors of Kura Oncology, a publicly traded biopharmaceutical company, since November 2019. Since June 2022, she has also been a member of Celularity, Inc. board of directors. From May 2019 to October 2024 Diane was a member of the board of directors of Calliditas Therapeutics AB, a biopharmaceutical company. From October 2019 to July 2023, Ms. Parks was a member of the board of directors for TriSalus Life Sciences, a biotech company. Ms. Parks holds a Bachelor of Science from Kansas State University and a Master of Business Administration in Marketing from Georgia State University. She has been a commercial leader in the biotech and pharma industry for over 30 years.

Robert J. Rubin, MD has been a director since October 2009. Dr. Rubin was a clinical professor of medicine at Georgetown University from 1995 until 2012 when he was appointed a Distinguished Professor of Medicine. From 1987 to 2001, he was President of the Lewin Group (purchased by Quintiles Transnational Corp. in 1996), an international health policy and management consulting firm. From 1994 to 1996, Dr. Rubin served as Medical Director of ValueRx, a pharmaceutical benefits company. From 1992 to 1996, Dr. Rubin served as President of Lewin-VHI, a health care consulting company. From 1987 to 1992, he served as President of Lewin-ICF, a health care consulting company. From 1984 to 1987, Dr. Rubin served as a principal of ICF, Inc., a health care consulting company. From 1981 to 1984, Dr. Rubin served as the Assistant Secretary for Planning and Evaluation at the Department of Health and Human Services and as an Assistant Surgeon General in the U.S. Public Health Service. Dr. Rubin has served on the Board of BioTelemetry, Inc. (formerly known as CardioNet, Inc.) from 2007 to February 2021. He is currently on the Board of Cerium Pharmaceuticals where he is also the acting Chief Medical Officer since July 2022. He is a board certified nephrologist and internist. Dr. Rubin received an undergraduate degree in Political Science from Williams College and his medical degree from Cornell University Medical College. Dr. Rubin was selected to serve as a member of our Board of Directors because of his vast experience in the health care industry, including his experience as a nephrologist, internist, clinical professor of medicine and Assistant Surgeon General, and his business experience in the pharmaceutical industry.

Jerome B. Zeldis, MD, PhD has been a director since June 2011. In March 2023 Dr. Zeldis retired as Executive Vice President, Research and Development of Neximmune. He was the Chief Medical Officer and President of Clinical Research, Drug Safety and Regulatory of Sorrento Therapeutics, Inc. and Celularity, Inc. Previously, Dr. Zeldis was Chief Executive Officer of Celgene Global Health and Chief Medical Officer of Celgene Corporation, a publicly traded, fully integrated biopharmaceutical company. He was employed by Celgene from 1997 to 2016. From September 1994 to February 1997, Dr. Zeldis worked at Sandoz Research Institute and the Janssen Research Institute in both clinical research and medical development. He has been a board member of several biotechnology companies and is currently on the boards of Metastat, Inc., PTC Therapeutics Inc., BioSig Technologies, Inc., the Castleman’s Disease Organization and Alliqua, Inc. He has previously served on the boards of the NJ Chapter of the Arthritis Foundation and PTC Therapeutics, Inc. Additionally, he has served as Assistant Professor of Medicine at the Harvard Medical School from July 1987 to September 1988, Associate Professor of Medicine at University of California, Davis from September 1988 to September 1994, Clinical Associate Professor of Medicine at Cornell Medical School from January 1995 to December 2003 and Professor of Clinical Medicine at the Robert Wood Johnson Medical School from July 1998 to June 2010. Dr. Zeldis received a BA and an MS from Brown University, and an MD, and a PhD in Molecular Biophysics and Biochemistry from Yale University. Dr. Zeldis trained in Internal Medicine at the UCLA Center for the Health Sciences and in Gastroenterology at the Massachusetts General Hospital and Harvard Medical School. Dr. Zeldis was selected to serve as a member of our Board of Directors because of his experience as an executive officer of a publicly traded biopharmaceutical company and in clinical research and medical development, and his experience in the health care industry, including his experience as an internist, gastroenterologist and professor of medicine.

Jonathan Guarino, CPA, CGMA has been with our company since September 2019 and currently serves as our Senior Vice President, Chief Financial Officer and Corporate Secretary. Mr. Guarino has over 25 years of experience in financial leadership with development-stage and commercial companies. In his role, he oversees the Company’s finance function, capital markets activities, SEC reporting, investor and public communications, information technology, human resources, and corporate governance. From September 2016 to July 2019, Mr. Guarino served as Corporate Controller for Hepion Pharmaceuticals, Inc. (formerly ContraVir Pharmaceuticals, Inc.), a New Jersey-based public biotechnology company, where he led SEC reporting and supported equity and debt financing transactions while strengthening financial infrastructure and internal controls. He previously served as Controller for Suite K Value Added Services LLC from August 2015 to September 2016 and as Senior Manager of Technical Accounting for Covance, Inc. from June 2014 to May 2015. Prior to these roles, he held accounting and finance positions of increasing responsibility at PricewaterhouseCoopers LLP, BlackRock, Inc., and Barnes & Noble, Inc. Mr. Guarino is a Certified Public Accountant and Chartered Global Management Accountant and holds a Bachelor of Science in Business Administration from Montclair State University.

Oreola Donini, PhD, has been with our company since August 2013 and is currently our Chief Scientific Officer and Senior Vice President, a position she has held since December 2014. Dr. Donini served as our Vice President of Preclinical Research and Development from August 2013 until December 2014. She has more than 20 years experience in drug discovery and preclinical development with start-up biotechnology companies. From 2012 to 2013, Dr. Donini worked with ESSA Pharma Inc. as Vice President Research and Development. From 2004 to 2013, Dr. Donini worked with Inimex Pharmaceuticals Inc. (“Inimex”), lastly as Senior Director of Preclinical R&D from 2007 to 2013. Prior to joining Inimex, she worked with Kinetek Pharmaceuticals Inc., developing therapies for infectious disease, cancer and cancer supportive care. Dr. Donini is a co-inventor and leader of our SGX94 innate defense regulator technology, developed by Inimex and subsequently acquired by us. She was responsible for overseeing the manufacturing and preclinical testing of SGX94, which demonstrated efficacy in combating bacterial infections and mitigating the effects of tissue damage due to trauma, infection, radiation and/or chemotherapy treatment. These preclinical studies resulted in a successful Phase 1 clinical study and clearance of Phase 2 protocols for oral mucositis in head and neck cancer and acute bacterial skin and skin structure infections. While with ESSA Pharma Inc. as the Vice President of Research and Development, Dr. Donini led the preclinical testing of a novel N-terminal domain inhibitor of the androgen receptor for the treatment of prostate cancer. While with Kinetek Pharmaceuticals Inc., her work related to the discovery of novel kinase and phosphatase inhibitors for the treatment of cancer. Dr. Donini received her PhD from Queen’s University in Kinston, Ontario, Canada and completed her post-doctoral work at the University of California, San Francisco. Her research has spanned drug discovery, preclinical development, manufacturing and clinical development in infectious disease, cancer and cancer supportive care.

Richard Straube, MD has been with our company since January 2014 and is currently our Consulting Chief Medical Officer. Dr. Straube is a board-certified pediatrician with over 40 years’ experience in both academia and industry, including clinical research experience in host-response modulation. From 2009 until joining our company, he was Chief Medical Officer of Stealth Peptides Incorporated, a privately-held, clinical stage, biopharmaceutical company. Prior to joining us, Dr. Straube served from 1988 to 1993 in various capacities, including most recently as Senior Director, Infectious Diseases and Immunology, Clinical Research, for Centocor, Inc., a privately-held biopharmaceutical company focused on developing monoclonal antibody-based diagnostics. While at Centocor, Inc., Dr. Straube was responsible for the initial anti-cytokine and anti-endotoxin programs targeted at ameliorating inappropriate host responses to infectious and immunologic challenges. Programs that he managed at Centocor, Inc. include assessments of immunomodulation using monoclonal removal of inciting molecular triggers, removal of internal immune-messengers, augmentation of normal host defenses, and maintenance of normal sub-cellular function in the face of injury. From 1993 to 1995, Dr. Straube was Director of Medical Affairs at T-cell Sciences, Inc., a privately-held biotechnology company. From 1995 to 1997, he was Director of Clinical Investigations of the Pharmaceutical Products Division of Ohmeda Corp., a privately-held biopharmaceutical company. He served from 1998 to 2007 as Executive Vice President of Research and Development and Chief Scientific Officer at INO Therapeutics LLC, a privately-held biotherapeutics company, where he was responsible for the clinical trials and subsequent approval of inhaled nitric oxide for the treatment of persistent pulmonary hypertension of the newborn. From 2007 to 2009, Dr. Straube was the Chief Medical Officer at Critical Biologics Corporation, a privately-held biotechnology company. Dr. Straube received his medical degree and residency training at the University of Chicago, completed a joint adult and pediatrician infectious diseases fellowship at the University of California, San Diego (“UCSD”), and as a Milbank Scholar completed training in clinical trial design at the London School of Hygiene and Tropical Medicine. While on the faculty at the UCSD Medical Center, his research focused on interventional studies for serious viral infections.

Board Leadership Structure

Our Board of Directors believes that Dr. Schaber’s service as both the Chairman of our Board of Directors and our Chief Executive Officer is in the best interest of our company and our stockholders. Dr. Schaber possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing our company and our business and, therefore, is best positioned to develop agendas that ensure that the Board of Directors’ time and attention are focused on the most important matters. His combined role enables decisive leadership, ensures clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to our stockholders, employees, and collaborative partners.

Mr. Lapointe, Ms. Parks, Dr. Rubin, and Dr. Zeldis are independent and the Board of Directors believes that the independent directors provide effective oversight of management. Moreover, in addition to feedback provided during the course of meetings of the Board of Directors, the independent directors hold executive sessions. Following an executive session of independent directors, the independent directors’ report back to the full Board of Directors regarding any specific feedback or issues, provide the Chairman with input regarding agenda items for Board of Directors and Committee meetings, and coordinate with the Chairman regarding information to be provided to the independent directors in performing their duties. The Board of Directors believes that this approach appropriately and effectively complements the combined Chairman/Chief Executive Officer structure.

Although we believe that the combination of the Chairman and Chief Executive Officer roles is appropriate under the current circumstances, our corporate governance guidelines do not establish this approach as a policy, and the Board of Directors may determine that it is more appropriate to separate the roles in the future.

Role of the Board of Directors in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the Board of Directors as a whole, as well as through various standing committees of our Board of Directors that address risks inherent in their respective areas of oversight. The Board of Directors is engaged in the oversight of risk through regular updates from Dr. Schaber, in his role as our Chief Executive Officer, and other members of our management team, regarding those risks confronting us (including risks relating to regulatory compliance, information technology and cybersecurity, environmental and sustainability, climate change and public health), the actions and strategies necessary to mitigate those risks and the status and effectiveness of those actions and strategies. The updates are provided at regularly scheduled Board of Directors and committee meetings as well as through more frequent informal meetings that include our Board of Directors, our Chief Executive Officer, our Chief Financial Officer, our Chief Medical Officer and our Chief Scientific Officer and other members of our management team. The Board of Directors provides insight into the issues, based on the experience of its members, and provides constructive challenges to management’s assumptions and assertions.

In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure and our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Director Independence

The Board of Directors has determined that Mr. Lapointe, Ms. Parks, Dr. Rubin, and Dr. Zeldis are “independent” as such term is defined by the applicable listing standards of Nasdaq. Our Board of Directors based this determination primarily on a review of the responses of the Directors to questionnaires regarding their employment, affiliations and family and other relationships.

Committees of the Board of Directors

Our Board of Directors has the following three committees: (1) Compensation, (2) Audit and (3) Nominating and Corporate Governance. Our Board of Directors has adopted a written charter for each of these committees, which are available on our website at www.soligenix.com under the “Investors” section.

Nominating and
	Audit	Compensation	Corporate Governance
Director	Committee	Committee	Committee
Gregg A. Lapointe, CPA
Diane L. Parks, MBA
Robert J. Rubin, MD
Jerome B. Zeldis, MD, PhD

– Committee Chair

– Member

Audit Committee

Our Board of Directors has an Audit Committee, which is comprised of Mr. Lapointe (Chair), Ms. Parks and Dr. Rubin. The Audit Committee assists our Board of Directors in monitoring the financial reporting process, the internal control structure and the independent registered public accountants. Its primary duties are to serve as an independent and objective party to monitor the financial reporting process and internal control system, to review and appraise the audit effort of the independent registered public accountants and to provide an open avenue of communication among the independent registered public accountants, financial and senior management, and our Board of Directors. Our Board of Directors has determined that Mr. Lapointe, Ms. Parks and Dr. Rubin are “independent” directors, within the meaning of applicable listing standards of The Nasdaq Stock Market LLC (“Nasdaq”) and the Exchange Act and the rules and regulations thereunder. Our Board of Directors has also determined that the members of the Audit Committee are qualified to serve on the committee and have the experience and knowledge to perform the duties required of the committee and that Mr. Lapointe qualifies as an “audit committee financial expert” as that term is defined in the applicable regulations of the Exchange Act.

Compensation Committee

Our Board of Directors has a Compensation Committee, which is comprised of Dr. Rubin (Chair), Ms. Parks and Dr. Zeldis. The Compensation Committee is responsible for reviewing and approving the executive compensation program, assessing executive performance, setting salary, making grants of annual incentive compensation and approving certain employment agreements. Our Board of Directors has determined that Dr. Rubin, Mr. Lapointe and Dr. Zeldis are “independent” directors within the meaning of applicable listing standards of Nasdaq and the Exchange Act and the rules and regulations thereunder.

Nominating and Corporate Governance Committee

Our Board of Directors has a Nominating and Corporate Governance Committee (“Nominating Committee”), which is comprised of Dr. Zeldis (Chair), Mr. Lapointe and Dr. Rubin. The Nominating Committee makes recommendations to the Board of Directors regarding the size and composition of our Board of Directors, establishes procedures for the nomination process, identifies and recommends candidates for election to our Board of Directors. Our Board of Directors has determined that Dr. Zeldis, Mr. Lapointe and Dr. Rubin are “independent” directors, as such term is defined by the applicable Nasdaq listing standards.

Code of Ethics

We have adopted a code of ethics that applies to all our executive officers and senior financial officers (including our chief executive officer, chief financial officer, chief accounting officer and any person performing similar functions). A copy of our code of ethics is publicly available on our website at www.soligenix.com under the “Investors” section. If we make any substantive amendments to our code of ethics or grant any waiver, including any implicit waiver, from a provision of the code to our chief executive officer, chief financial officer or chief accounting officer, we will disclose the nature of such amendment or waiver in a Current Report on Form 8-K.

Diversity Considerations in Identifying Director Nominees

We do not have a formal diversity policy or set of guidelines in selecting and appointing directors that comprise our Board of Directors. However, when making recommendations to our Board of Directors regarding the size and composition of our Board of Directors, our Nominating Committee does consider each individual director’s qualifications, skills, business experience and capacity to serve as a director and the diversity of these attributes for the Board of Directors as a whole.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or has at any time during the past year been one of our officers or employees. None of our executive officers currently serves or in the past year has served as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Insider Trading Policy

Our Board of Directors has adopted an Insider Trading Policy, which applies to all of our directors, officers, employees, agents and representatives and is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable Nasdaq listing standards. The Insider Trading Policy expressly prohibits our directors, officers, employees, agents and representatives from purchasing or selling our securities while in possession of material, non-public information, or otherwise using such information for their personal benefit. It further prohibits our directors, officers, employees, agents and representatives from engaging in hedging transactions, such as purchasing or writing derivative securities including puts and calls and entering into short sales or short positions with respect to our stock.

Our directors, officer, employees, agents and representatives are permitted to enter into trading plans that are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act, so that they can prudently diversify their asset portfolios and exercise their stock options before expiration.

Our Insider Trading Policy is posted on the “Investors — Corporate Governance” section of our website: http://www.soligenix.com and has been filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2025.

Clawback Policy

In 2023, we adopted a Clawback Policy in compliance with Nasdaq rules. Under our Clawback Policy, if we are required to prepare an accounting restatement due to material noncompliance with the financial reporting requirements under U.S. securities laws, we will be entitled to recover (and will seek to recover), from our executive officers, any excess incentive-based compensation received by our executive officers during the three-year period prior to the date on which we are required to prepare the restatement. This policy applies to both equity-based and cash compensation awards. The “excess compensation” is the difference between the actual amount that was paid and the amount that would have been paid if the financial statements were prepared properly in the first instance. To ensure that we can enforce the Clawback Policy, we require each executive officer subject to the policy to execute an acknowledgement stating that the executive has received and reviewed the policy and agrees that he or she is fully bound by the policy.

EXECUTIVE COMPENSATION

In 2024, in furtherance of our compensation philosophy and objectives, the Compensation Committee engaged Setren & Associates, Inc. (“S&A”), an outside executive compensation consulting firm determined to be independent by the Compensation Committee, to conduct a review of, and recommend changes to, our compensation program for our most highly compensated executive officers. A representative of S&A attended Compensation Committee meetings at the invitation of the Compensation Committee Chairman and was also in direct contact with the Compensation Committee and company management from time to time. S&A provided the Compensation Committee with assistance and advice in the review of our salary structure, annual and equity incentive awards and other related executive pay issues. In addition, S&A provided advice regarding marketplace trends and best practices relating to competitive pay levels.

S&A did not provide any services to us other than its services as the Compensation Committee’s independent compensation consultant, and S&A did not receive any fees or compensation from us other than the fee it received as the independent compensation consultant. The Compensation Committee confirmed that S&A’s work for the Compensation Committee did not create any conflicts of interest.

Summary Compensation

The following table contains information concerning the compensation paid during each of the two years ended December 31, 2025 and 2024, respectively to our Chief Executive Officer and each of the three other most highly compensated executive officers (collectively, the “Named Executive Officers”).

Summary Compensation

					Option	All Other
Name	Position	Year	Salary	Bonus	Awards	Compensation	Total
Christopher J. Schaber (1)	CEO &	2025	$559,164	$203,536	$290,420	$36,212	$1,089,332
	President	2024	$540,255	$108,051	$148,950	$35,370	$832,627

Jonathan Guarino (2)	CFO &	2025	$263,718	$71,046	$145,210	$36,212	$516,186
	Senior VP	2024	$254,800	$42,806	$66,200	$35,370	$399,177

Oreola Donini (3)	CSO &	2025	$322,920	$89,505	$145,210	$4,344	$561,979
	Senior VP	2024	$312,000	$49,453	$66,200	$4,452	$432,105

Richard C. Straube (4)	CMO &	2025	$168,962	$—	$14,521	$—	$183,483
	Senior VP	2024	$197,039	$31,921	$39,720	$—	$268,680
(1)	Dr. Schaber deferred the payment of his 2025 bonus of $203,536 until January 15, 2026. Option awards figure includes the value of common stock option awards at grant date as calculated under FASB ASC 718. Other compensation represents health insurance costs paid by us.
(2)	Mr. Guarino deferred the payment of his 2025 bonus of $71,046 until January 15, 2026. Option awards figure includes the value of common stock option awards at grant date as calculated under FASB ASC 718. Other compensation represents health insurance costs paid by us.
(3)	Dr. Donini deferred the payment of her 2025 bonus of $89,505 until January 15, 2026. Option awards figure includes the value of common stock option awards at grant date as calculated under FASB ASC 718. Other compensation represents health insurance costs paid by us.
(4)	In August 2025, Dr. Straube retired from his employment as Chief Medical Officer and Senior Vice President and entered into a one-year consulting agreement to serve as our Consulting Chief Medical Officer. Option awards figure includes the value of common stock option awards at grant date as calculated under FASB ASC 718.

Employment and Severance Agreements

Christopher J. Schaber, PhD

In August 2006, we entered into a three-year employment agreement with Christopher J. Schaber, PhD. Dr. Schaber’s employment agreement automatically renews every three years, unless otherwise terminated, and last was automatically renewed in December 2025 for an additional term of three years. Upon termination without “Just Cause” as defined by this agreement, we would pay Dr. Schaber twelve months of severance; a pro-rata bonus calculated using the average of his prior two year’s annual bonuses, if any, and the number of months that he was employed during the year in which his employment was terminated; plus any accrued vacation; and we would provide health insurance and life insurance benefits for Dr. Schaber and his dependents. However, in the case of termination without “Just Cause” within one year following a change in control or the sale or other disposition of all or substantially all of our assets, Dr. Schaber will be entitled 18 months of severance and health insurance and life insurance benefits for him and his dependents. No unvested options shall vest beyond the termination date. Upon a change in control of the company due to merger or acquisition, all of Dr. Schaber’s options shall become fully vested, and be exercisable for a period of five years after such change in control (unless they would have expired sooner pursuant to their terms). In the event of his death during the term of the agreement, all of his unvested options shall immediately vest and remain exercisable for the remainder of their term and become the property of Dr. Schaber’s immediate family.

Under the employment agreement, as amended, Dr. Schaber will receive 200,000 shares of common stock immediately prior to the completion of a transaction or series or a combination of related transactions negotiated by our Board of Directors whereby, directly or indirectly, a majority of our capital stock or a majority of our assets are transferred from us and/or our stockholders to a third party.

Under the employment agreement, we paid Dr. Schaber a base salary of $540,255 for 2024 and $559,164 for 2025. On December 11, 2025, the Compensation Committee approved an increase in salary for Dr. Schaber to $578,735 for 2026.

Oreola Donini, PhD

In July 2013, we entered into a one-year employment agreement with Oreola Donini, PhD, our Chief Scientific Officer and Senior Vice President. Pursuant to the agreement, as amended, we pay Dr. Donini a base salary and a targeted annual bonus of 30% of base salary. Dr. Donini’s employment agreement automatically renews each year, unless otherwise terminated, and has automatically renewed each year since execution. Upon termination without “Just Cause”, as defined in Dr. Donini’s employment agreement, we would pay Dr. Donini three months of severance, accrued bonuses and vacation, and health insurance benefits. No unvested options vest beyond the termination date. Under the employment agreement, we paid Dr. Donini a base salary of $312,000 for 2024 and $322,920 for 2025. On December 11, 2025, the Compensation Committee approved an increase in salary for Dr. Donini to $340,680 for 2026.

Richard C. Straube, MD

In December 2014, we entered into a one-year employment agreement with Richard C. Straube, MD, our Chief Medical Officer and Senior Vice President. Pursuant to the agreement, we paid Dr. Straube a base salary and a targeted annual bonus of 30% of base salary. Pursuant to an amendment to the employment agreement, which became effective as of April 1, 2019, Dr. Straube was required to devote at least 20 hours per week to the performance of his duties. The amended employment agreement automatically renewed each year, until terminated. Under the employment agreement, we paid Dr. Straube a base salary of $197,039 for 2024 and $203,935 for 2025, prorated through the date of termination.

On August 11, 2025, Dr. Straube retired from his employment as Chief Medical Officer and Senior Vice President effective August 12, 2025. Also on August 11, 2025, we entered into a one-year consulting agreement with Dr. Straube (the “Consulting Agreement”), pursuant to which Dr. Straube serves as our Consulting Chief Medical Officer effective August 16, 2025.

The Consulting Agreement provides that Dr. Straube will be an independent contractor and will receive an hourly consulting fee of $1,000 per hour for up to ten hours per month of consulting work. The term of the Consulting Agreement may be extended by successive periods of three months by mutual agreement between us and Dr. Straube.

Jonathan Guarino, CPA, CGMA

On September 9, 2019, we entered into a one-year employment agreement with Jonathan Guarino, CPA, CGMA, our Senior Vice President and Chief Financial Officer. Pursuant to the agreement, we pay Mr. Guarino a base salary and a targeted annual bonus of 30% of base salary. Mr. Guarino’s employment agreement automatically renews each year, unless otherwise terminated. Upon termination without “Just Cause”, as defined in Mr. Guarino’s employment agreement, we would pay Mr. Guarino three months of severance, accrued salary, bonuses and vacation, and health insurance benefits. No unvested options vest beyond the termination date. Under the employment agreement, we paid Mr. Guarino a base salary of $254,800 for 2024 and $263,718 for 2025. On December 11, 2025, the Compensation Committee approved an increase in salary for Mr. Guarino to $295,364 for 2026.

Equity Award Grant Practices and Timing Disclosure

As part of our commitment to transparency and sound corporate governance, we disclose below our policies and practices related to the grant of equity awards in proximity to the release of material nonpublic information.

Policies and Practices on the Timing of Equity Awards

Our Board of Directors and Compensation Committee oversee the granting of equity awards, including stock options, to our executives. The timing of such awards is determined in accordance with the following policies and practices:

●	Pre-Determined Grant Schedule: We generally grant equity awards on a predetermined schedule, typically in connection with our annual compensation cycle or as part of an executive’s new hire or promotion package.
●	Consideration of Material Nonpublic Information: The Board and Compensation Committee consider whether material nonpublic information may be available when granting equity awards. We do not grant options with the intent to take advantage of anticipated movements in stock price due to the release of such information.
●	Disclosure Timing: The Company does not intentionally time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Equity Awards Granted in Close Proximity to Material Nonpublic Information Disclosure

During the last fiscal year, the Company did not grant any stock options to named executive officers during the period beginning four business days before and ending one business day after the filing of a periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of a Form 8-K disclosing material nonpublic information (excluding Form 8-K disclosures of material new option award grants under Item 5.02(e)).

As no such grants occurred during the relevant period, no further disclosure or tabular presentation is necessary.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information concerning unexercised options, stock that has not vested, and equity incentive plan awards for the Named Executive Officers outstanding at December 31, 2025. We have never issued Stock Appreciation Rights.

			Equity
			Incentive Plan
			Awards:
			Number of
			Securities
	Number of Securities		Underlying	Option
	Underlying Unexercised		Unexercised	Exercise	Option
	Options (#)		Unearned	Price	Expiration
Name	Exercisable	Unexercisable	Options (#)	($)	Date
Christopher J. Schaber	250	—	—	$482.40	12/06/2027
	250	—	—	$232.80	12/12/2028
	250	—	—	$230.40	01/01/2029
	250	—	—	$297.60	12/11/2029
	250	—	—	$348.00	01/01/2030
	250	—	—	$561.60	12/09/2030
	250	—	—	$307.20	01/03/2031
	250	—	—	$187.20	12/08/2031
	52	—	—	$165.60	01/02/2032
	197	—	—	$165.60	01/02/2032
	583	—	—	$129.60	12/07/2032
	7,032	2,343	2,343	$10.72	12/07/2033
	22,502	22,498	22,498	$3.31	12/10/2034
	50,000	150,000	150,000	$1.63	12/10/2035

Jonathan Guarino	166	—	—	$232.80	09/08/2029
	41	—	—	$297.60	12/11/2029
	166	—	—	$561.60	12/09/2030
	208	—	—	$187.20	12/08/2031
	333	—	—	$129.60	12/07/2032
	4,223	1,402	1,402	$10.72	12/07/2033
	10,000	10,000	10,000	$3.31	12/10/2034
	25,000	75,000	75,000	$1.63	12/10/2035

Oreola Donini	83	—	—	$640.80	03/30/2027
	145	—	—	$482.40	12/06/2027
	166	—	—	$232.80	12/12/2028
	250	—	—	$297.60	12/11/2029
	291	—	—	$561.60	12/09/2030
	291	—	—	$187.20	12/08/2031
	333	—	—	$129.60	12/07/2032
	4,223	1,402	1,402	$10.72	12/07/2033
	10,000	10,000	10,000	$3.31	12/10/2034
	25,000	75,000	75,000	$1.63	12/10/2035

Richard C. Straube	83	—	—	$640.80	03/30/2027
	145	—	—	$482.40	12/06/2027
	166	—	—	$232.80	12/12/2028
	125	—	—	$297.60	12/11/2029
	166	—	—	$561.60	12/09/2030
	166	—	—	$187.20	12/08/2031
	333	—	—	$129.60	12/07/2032
	3,516	1,171	1,171	$10.72	12/07/2033
	6,000	6,000	6,000	$3.31	12/10/2034
	2,500	7,500	7,500	$1.63	12/10/2035

Compensation of Directors

The following table contains information concerning the compensation of the non-employee directors during the year ended December 31, 2025.

	Fees Earned	Option
Name	Paid in Cash (1)	Awards (2)	Total
Gregg A. Lapointe	$55,000	$30,000	$85,000
Diane L. Parks	$47,500	$30,000	$77,500
Robert J. Rubin	$57,500	$30,000	$87,500
Jerome B. Zeldis	$50,000	$30,000	$80,000
(1)	Directors who are compensated as full-time employees receive no additional compensation for service on our Board of Directors. Each independent director who is not a full-time employee is paid $35,000 annually, on a prorated basis, for their service on our Board of Directors, the chairman of our Audit Committee is paid $15,000 annually, on a prorated basis, and the chairmen of our Compensation and Nominating Committees is paid $10,000 annually, on a prorated basis. Additionally, Audit Committee members are paid $7,500 annually and Compensation and Nominating Committee members are paid $5,000 annually. This compensation is paid quarterly.

We maintain a stock option grant program pursuant to the nonqualified stock option plan, whereby members of our Board of Directors or its committees who are not full-time employees receive an initial grant of fully vested options to purchase 15,000 shares of common stock. Upon re-election to the Board, each Board member will receive stock options with a value of $30,000, calculated using the closing price of the common stock on the trading day prior to the date of the annual meeting of our stockholders, which vest at the rate of 25% per quarter, commencing with the first quarter after each annual meeting of stockholders.

The cash portion of the annual compensation payable to non-employee members of the Board has been increased from $35,000 to $40,000, effective as of January 1, 2026.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our audit committee is responsible for the review, approval and ratification of related party transactions. The audit committee reviews these transactions under our Code of Ethics, which governs conflicts of interests, among other matters, and is applicable to our employees, officers and directors.

We are party to a registration rights agreement with certain stockholders. The agreement provides that the stockholders have the right to require that we register its shares under the Securities Act for sale to the public, subject to certain conditions. The stockholders also have piggyback registration rights, which means that, if not already registered, they have the right to include their shares in any registration that we effect under the Securities Act, subject to specified exceptions. We must pay all expenses incurred in connection with the exercise of these demand registration rights.

We are unable to estimate the dollar value of the registration rights to the holders of these rights. The amount of reimbursable expenses under the agreements depends on a number of variables, including whether registration rights are exercised incident to a primary offering by us, the form on which we are eligible to register such a transaction, and whether we have a shelf registration in place at the time of a future offering.

Other than as described above, the employment agreements and compensation paid to our directors, we did not engage in any other transactions with related parties since January 1, 2023.

SECURITY OWNERSHIP OF MANAGEMENT AND OTHER BENEFICIAL OWNERS

The table below provides information regarding the beneficial ownership of the common stock as of March 24, 2026, of (1) each of our directors, (2) each of the Named Executive Officers, and (3) our directors and officers as a group. As of March 24, 2026, we are not aware of any person beneficially owning more than 5% of our outstanding common stock. Except as otherwise indicated, and subject to applicable community property laws, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

	Shares of
	Common
	Stock
	Beneficially	Percent
Name of Beneficial Owner	Owned **	of Class
Christopher J. Schaber (1)	113,776	*
Gregg A. Lapointe (2)	24,944	*
Diane L. Parks (3)	24,894	*
Robert J. Rubin (4)	29,344	*
Jerome B. Zeldis (5)	25,009	*
Jonathan Guarino (6)	48,035	*
Oreola Donini (7)	48,634	*
Richard Straube (8)	14,902	*
All directors and executive officers as a group (8 persons) (9)	329,538	3.10%
(1)	Includes 15,511 shares of common stock and options to purchase 98,265 shares of common stock exercisable within 60 days of March 24, 2026. The address of Dr. Schaber is c/o Soligenix, 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540.
(2)	Includes 31 shares of common stock and options to purchase 24,913 shares of common stock exercisable within 60 days of March 24, 2026. The address of Mr. Lapointe is c/o Soligenix, 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540.
(3)	Includes 63 shares of common stock and options to purchase 24,831 shares of common stock exercisable within 60 days of March 24, 2026. The address of Ms. Parks is c/o Soligenix, 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540.
(4)	Includes 19 shares of common stock and options to purchase 29,325 shares of common stock exercisable within 60 days of March 24, 2026. The address of Dr. Rubin is c/o Soligenix, 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540.
(5)	Includes 96 shares of common stock and options to purchase 24,913 shares of common stock exercisable within 60 days of March 24, 2026. The address of Dr. Zeldis is c/o Soligenix, 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540.
(6)	Includes 46 shares of common stock and options to purchase 47,989 shares of common stock exercisable within 60 days of March 24, 2026. The address of Mr. Guarino is c/o Soligenix, 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540.
(7)	Includes options to purchase 48,634 shares of common stock exercisable within 60 days of March 24, 2026. The address of Dr. Donini is c/o Soligenix, 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540.
(8)	Includes 34 shares of common stock and options to purchase 14,868 shares of common stock exercisable within 60 days of March 24, 2026. The address of Dr. Straube is c/o Soligenix, 29 Emmons Drive, Suite B-10, Princeton, New Jersey 08540.

(9)	Includes 15,800 shares of common stock and options to purchase 313,738 shares of common stock exercisable within 60 days of March 24, 2026.
*	Indicates less than 1%.
**

Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of March 24, 2026 are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Percentage of ownership is based on 10,306,079 shares of common stock outstanding as of March 24, 2026.

DESCRIPTION OF CAPITAL STOCK

The following description of the terms of our securities is not complete and is qualified in its entirety by reference to our Certificate of Incorporation, and our Bylaws, as amended (the “Bylaws”), both of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Under our Certificate of Incorporation and Bylaws, we are authorized to issue 75,350,000 shares of capital stock, consisting of 75,000,000 shares of common stock, par value $0.001 per share, 230,000 shares of undesignated preferred stock (none of which are currently outstanding), 10,000 shares of Series B Convertible Preferred Stock, par value $0.05 per share (none of which are currently outstanding), 10,000 shares of Series C Convertible Preferred Stock, par value $0.05 per share (none of which are currently outstanding), and 100,000 shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (none of which are currently outstanding).

All outstanding shares of common stock are validly issued, fully paid, and nonassessable.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by stockholders. There is no cumulative voting in the election of directors. The affirmative vote of the holders of a plurality of the shares of common stock represented at an annual meeting is required to elect each director.

Dividends and Liquidation Rights

Holders of common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are to share in all assets remaining after the payment of liabilities.

Conversion, Redemption and Other Rights

Holders of common stock have no pre-emptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of 230,000 shares of undesignated preferred stock, 10,000 shares of Series B Convertible Preferred Stock, par value $0.05 per share (the “Series B Preferred Stock”), 10,000 shares of Series C Convertible Preferred Stock, par value $0.05 per share (the “Series C Preferred Stock”), and 100,000 shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Junior Preferred Stock”). Our Board of Directors is empowered, without stockholder approval, to designate and issue additional series of preferred stock with dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, which could adversely affect the voting power or other rights of the holders of our common stock, substantially dilute a common stockholder’s interest and depress the price of our common stock.

No shares of the Series B Preferred Stock, the Series C Preferred Stock or the Junior Preferred Stock are outstanding. Due to the terms of the Series C Preferred Stock, no additional shares of Series C Preferred Stock can be issued.

Series B Preferred Stock

Our Certificate of Incorporation authorizes the issuance of 10,000 shares of Series B Preferred Stock, none of which are outstanding and 6,411 of which have been converted to common stock and therefore are not reissuable.

Voting Rights

Each holder of Series B Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of Series Preferred Stock held by such holder is then convertible (as adjusted from time to time pursuant to our Certificate of Incorporation) with respect to any and all matters presented to the stockholders for their action or consideration. Except as provided by law, holders of Series B Preferred Stock vote together with the holders of common stock as a single class.

Dividends and Liquidation Rights

The holders of the Series B Preferred Stock are entitled to a dividend of 8% per annum, payable annually in shares of Series B Preferred Stock. In addition, when and if our Board of Directors shall declare a dividend payable with respect to the then outstanding shares of common stock, the holders of the Series B Preferred Stock are entitled to the amount of dividends per share as would be payable on the largest number of whole shares of common stock into which each share of Series B Preferred Stock could then be converted.

In the event of liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock then outstanding will be entitled to be paid an amount equal to $1,000 per share (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares pursuant to our Certificate of Incorporation), plus any dividends declared but unpaid thereon before any payment is made to the holders of common stock, Junior Preferred Stock or any other class or series of stock ranking on liquidation junior to the Series B Preferred Stock. After the holders of the Series B Preferred Stock have been paid in full, the remaining assets of the Company will be distributed to the holders of Junior Preferred Stock and common stock, subject to the preferences of the Junior Preferred Stock.

Conversion, Redemption and Other Rights

Each share of Series B Preferred Stock is convertible into 1.333 shares of common stock. The conversion ratio is subject to an adjustment upon the issuance of additional shares of common stock for a price below the closing price of the common stock and equitable adjustment for stock splits, dividends, combinations, reorganizations and similar events.

Subject to certain conditions, after the second anniversary of the issuance of the Series B Preferred Stock, the Company will have the right, but not the obligation, to redeem the then-outstanding shares of Series B Preferred Stock for cash in an amount calculated pursuant to the terms of our Certificate of Incorporation.

Junior Preferred Stock

Voting Rights

The holders of the Junior Preferred Stock will have 10,000 votes per share of Junior Preferred Stock on all matters submitted to a vote of our stockholders, including the election of directors.

Dividends and Liquidation Rights

If our Board of Directors declares or pays dividends on common stock, the holders of the Junior Preferred Stock would be entitled to receive a per share dividend payment of 10,000 times the dividend declared per share of common stock. In the event we make a distribution on the common stock, the holders of the Junior Preferred Stock will be entitled to a per share distribution, in like kind, of 10,000 times such distribution made per share of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Junior Preferred Stock will be entitled to receive 10,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

Upon any liquidation, dissolution or winding up, no distribution may be made to the holders of shares of stock ranking junior to the Junior Preferred Stock unless the holders of the Junior Preferred Stock have received the greater of (i) $37.00 per one one-thousandth share plus an amount equal to accrued and unpaid dividends and distributions thereon, and (ii) an amount equal to 10,000 times the aggregate amount to be distributed per share to holders of common stock. Further, no distribution may be made to the holders of stock ranking on a parity upon liquidation, dissolution or winding up with the Junior Preferred Stock, unless distributions are made ratably on the Junior Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of the Junior Preferred Stock are entitled above and to which the holders of such parity shares are entitled.

Anti-Takeover Provisions

Provisions in our Certificate of Incorporation and Bylaws may discourage certain types of transactions involving an actual or potential change of control of our company which might be beneficial to us or our security holders.

As noted above, our Certificate of Incorporation permits our Board of Directors to issue shares of any class or series of preferred stock in the future without stockholder approval and upon such terms as our Board of Directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any class or series of preferred stock that may be issued in the future.

Our Bylaws generally provide that any board vacancy, including a vacancy resulting from an increase in the authorized number of directors, may be filled by a majority of the directors, even if less than a quorum.

Additionally, our Bylaws provide that stockholders must provide timely notice in writing to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Notice for an annual meeting is timely if our secretary receives the written notice not less than 45 days and no more than 75 days prior to the anniversary of the date that we mailed proxy materials for the preceding year’s annual meeting. However, if the date of the annual meeting is advanced more than thirty (30) days prior to, or delayed by more than thirty (30) days after, the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be delivered not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such annual meeting is first made. Our Bylaws also specify the form and content of a shareholder’s notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

1.	prior to the date of the transaction, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
2.	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or
3.	at or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Forum Selection Provisions

As permitted by the DGCL, our Bylaws require, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, that the Court of Chancery of the State of Delaware, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the company to the company or the our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

Further, our Bylaws provided that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Exclusions or Limitations to Forum Selection Provisions

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, the exclusive forum provisions in our Bylaws do not apply to claims arising under the Exchange Act. The forum selection provisions, however, are intended to apply to the fullest extent permitted by law, including to actions or claims arising under the Securities Act. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable with respect to actions or claims arising under the Securities Act. Even if a court accepts that our forum selection provisions apply to actions or claims arising under the Securities Act, our stockholders shall not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, NY 11219 and its telephone number is (718) 921-8200.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “SNGX.”

DESCRIPTION OF SECURITIES WE ARE OFFERING

Common Stock

The material terms and provisions of our common stock are described under the section titled “Description of Capital Stock” on page 92.

PLAN OF DISTRIBUTION

The prices at which the shares of common stock covered by this prospectus may actually be disposed of may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

Pursuant to the terms of the Offering Warrants, the shares of common stock will be distributed to those holders who surrender the Offering Warrants and provide payment of the exercise price to us.

LEGAL MATTERS

The validity of the securities being offered will be passed upon for us by Duane Morris LLP, Boca Raton, Florida.

EXPERTS

The consolidated balance sheets of Soligenix, Inc. and subsidiaries as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive loss, changes in mezzanine equity and shareholders’ equity (deficit), and cash flows for the years then ended, have been audited by Cherry Bekaert LLP, independent registered public accounting firm, as stated in their report, which is included herein, which report includes an explanatory paragraph about the existence of substantial doubt concerning our ability to continue as a going concern. Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the Warrant Shares being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the Warrant Shares offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us, at http://www.sec.gov. We make available, free of charge, on our website at www.soligenix.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The contents of our and the SEC’s websites are not part of this prospectus, and the reference to our and the SEC’s websites do not constitute incorporation by reference into this prospectus of the information contained at those sites.

SOLIGENIX, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Soligenix, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2025 and 2024

	December 31,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$7,936,153	$7,819,514
Deferred issuance cost	18,543	103,847
Prepaid expenses and other current assets	894,311	905,269
Total current assets	8,849,007	8,828,630
Security deposit	22,777	22,777
Furniture and equipment, net	8,772	6,113
Right-of-use lease assets	354,965	108,963
Total assets	$9,235,521	$8,966,483

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$1,115,497	$667,896
Accrued expenses	1,981,630	2,359,339
Accrued compensation	488,125	336,442
Lease liabilities, current	114,023	111,862
Convertible debt	—	1,372,873
Total current liabilities	3,699,275	4,848,412
Non-current liabilities:
Lease liabilities, net of current portion	244,121	—
Total liabilities	3,943,396	4,848,412

Commitments and contingencies (Note 10)

Shareholders’ equity:
Preferred stock, 350,000 shares authorized; none issued or outstanding at December 31, 2025 and December 31, 2024	—	—
Common stock, $0.001 par value; 75,000,000 shares authorized; 10,086,130 and 2,514,499 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	10,086	2,514
Additional paid-in capital	250,287,382	238,040,520
Accumulated other comprehensive income	45,789	45,789
Accumulated deficit	(245,051,132)	(233,970,752)
Total shareholders’ equity	5,292,125	4,118,071
Total liabilities and shareholders’ equity	$9,235,521	$8,966,483

The accompanying notes are an integral part of these consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2025 and 2024

	Year Ended
	December 31,
	2025	2024
Revenues:
Grant revenue	$—	$119,371
Total revenues	—	119,371
Cost of revenues	—	(119,371)
Gross profit	—	—
Operating expenses:
Research and development	7,485,813	5,223,589
General and administrative	4,359,663	4,215,908
Total operating expenses	11,845,476	9,439,497
Loss from operations	(11,845,476)	(9,439,497)
Other income (expense):
Foreign currency transaction (loss) gain	(11,814)	1,591
Interest income, net	270,170	213,975
Research and development incentives	—	(25,488)
CARES Act employee retention credit	—	312,753
Other income	125	43
Change in fair value of convertible debt	—	260,933
Total other income	258,481	763,807
Net loss before income taxes	(11,586,995)	(8,675,690)
Income tax benefit	506,615	409,114
Net loss applicable to common stockholders	$(11,080,380)	$(8,266,576)
Basic and diluted net loss per share	$(2.14)	$(4.98)
Basic and diluted weighted average common shares outstanding	5,188,799	1,660,413

The accompanying notes are an integral part of these consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2025 and 2024

	Year Ended
	December 31,
	2025	2024
Net loss	$(11,080,380)	$(8,266,576)
Other comprehensive income:
Foreign currency translation adjustments	—	23,546
Comprehensive loss	$(11,080,380)	$(8,243,030)

The accompanying notes are an integral part of these consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Consolidated Statements of Changes in Equity and Shareholders’ Equity (Deficit)

For the Years Ended December 31, 2025 and 2024

				Accumulated
			Additional	Other
	Common Stock		Paid–In	Comprehensive	Accumulated
	Shares	Par Value	Capital	Income (Loss)	Deficit	Total
Balance, December 31, 2023	648,761	$649	$228,203,706	$22,243	$(225,704,176)	$2,522,422
Issuance of common stock pursuant to At Market Issuance Sales Agreement	229,078	229	1,071,330	—	—	1,071,559
Issuance costs associated with sales of common stock pursuant to At Market Issuance Sales Agreement	—	—	(24,484)	—	—	(24,484)
Issuance of common stock and pre-funded warrants in connection with April 2024 public offering	204,694	205	4,741,195	—	—	4,741,400
Issuance costs associated with April 2024 public offering	—	—	(625,065)	—	—	(625,065)
Issuance of common stock to vendors	5,000	5	15,795	—	—	15,800
Fractional shares issued in June 2024 reverse stock split	114,735	115	(115)	—	—	—
Issuance of common stock upon exercise of warrants	34,816	35	222,787	—	—	222,822
Issuance of common stock upon exercise of pre-funded warrants	537,500	537	8,063	—	—	8,600
Issuance of common stock from warrant inducement	703,125	703	4,218,047	—	—	4,218,750
Issuance costs associated with warrant inducement	—	—	(7,552,457)	—	—	(7,552,457)
Warrant modification - incremental fair value	—	—	7,177,683	—	—	7,177,683
Issuance of common stock from conversion of debt	36,790	36	254,220	—	—	254,256
Share-based compensation expense	—	—	329,815	—	—	329,815
Foreign currency translation adjustment	—	—	—	23,546	—	23,546
Net loss	—	—	—	—	(8,266,576)	(8,266,576)
Balance, December 31, 2024	2,514,499	$2,514	$238,040,520	$45,789	$(233,970,752)	$4,118,071
Issuance of common stock pursuant to At Market Issuance Sales Agreement	1,758,725	1,760	4,664,661	—	—	4,666,421
Issuance costs associated with sales of common stock pursuant to At Market Issuance Sales Agreement	—	—	(103,847)	—	—	(103,847)
Issuance of common stock and pre-funded warrants in connection with September 2025 public offering	4,064,080	4,064	7,494,458	—	—	7,498,522
Issuance costs associated with September 2025 public offering	—	—	(776,086)	—	—	(776,086)
Issuance of common stock to vendors	32,346	32	76,568	—	—	76,600
Issuance of common stock upon exercise of warrants	225,000	225	303,525	—	—	303,750
Issuance of common stock upon exercise of pre-funded warrants	1,491,480	1,491	—			1,491
Share-based compensation expense	—	—	587,583	—	—	587,583
Net loss	—	—	—	—	(11,080,380)	(11,080,380)
Balance, December 31, 2025	10,086,130	$10,086	$250,287,382	$45,789	$(245,051,132)	$5,292,125

Adjusted to reflect the reverse stock split of one-for-sixteen effective June 5, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025 and 2024

	2025	2024
Operating activities:
Net loss	$(11,080,380)	$(8,266,576)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	3,224	5,814
Non-cash lease expense	114,602	120,871
Share-based compensation	587,583	329,815
Issuance of common stock to vendors for services	76,600	15,800
Change in fair value of convertible debt	—	(260,933)
Change in operating assets and liabilities:
Contracts and grants receivable	—	171,254
Prepaid expenses and other current assets	10,958	(39,255)
Research and development incentives receivable	—	48,643
Operating lease liability	(114,322)	(121,765)
Accounts payable and accrued expenses	(16,501)	(492,613)
Accrued compensation	151,683	85,327
Net cash flows from operating activities	(10,266,553)	(8,403,618)

Investing activities:
Purchases of furniture and equipment	(5,883)	—
Net cash flows from investing activities	(5,883)	—

Financing activities:
Proceeds from issuance of common stock pursuant to At Market Issuance Sales Agreement	4,666,421	1,071,559
Costs associated with At Market Issuance Sales Agreement	—	(128,331)
Proceeds from issuance of common stock and pre-funded warrants	7,498,522	4,741,400
Issuance costs associated with public offerings	(708,236)	(625,065)
Proceeds from the exercise of warrants	305,241	4,450,172
Issuance costs associated with warrant inducement	—	(374,774)
Convertible debt repayments	(1,372,873)	(1,372,872)
Net cash flows from financing activities	10,389,075	7,762,089
Effect of exchange rate on cash and cash equivalents	—	14,885
Net increase (decrease) in cash and cash equivalents	116,639	(626,644)
Cash and cash equivalents at beginning of year	7,819,514	8,446,158
Cash and cash equivalents at end of year	$7,936,153	$7,819,514
Supplemental information:
Cash paid for state income taxes	$122,155	$42,162
Cash paid for interest	$35,044	$227,735
Cash paid for lease liabilities:
Operating lease	$139,500	$136,917
Non-cash investing and financing activities:
Pontifax conversion of portion of debt principal into common stock	$—	$254,256
Right-of-use assets obtained in exchange for lease liabilities	$360,604	$—
Deferred issuance cost reclassified to additional paid-in capital	$103,847	$250,698
Offering costs included in accounts payable and accrued expenses	$67,850	$—
Warrant modification - incremental value	$—	$7,177,683

The accompanying notes are an integral part of these consolidated financial statements.

Soligenix, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Business

Basis of Presentation

Soligenix, Inc. (the “Company”) is a late-stage biopharmaceutical company focused on developing and commercializing products to treat rare diseases where there is an unmet medical need. The Company maintains two active business segments: Specialized BioTherapeutics and Public Health Solutions.

The Company’s Specialized BioTherapeutics business segment is developing and moving toward potential commercialization of HyBryte™ (a proposed proprietary name of SGX301 or synthetic hypericin sodium), a novel photodynamic therapy utilizing topical synthetic hypericin activated with safe visible light for the treatment of cutaneous T-cell lymphoma (“CTCL”). With successful completion of the first Phase 3 FLASH (Fluorescent Light Activated Synthetic Hypericin) study and agreement from the European Medicines Agency (“EMA”) on the key design components of a confirmatory Phase 3 placebo-controlled study evaluating the safety and efficacy of HyBryte™ in the treatment of CTCL patients with early-stage disease, the Company began patient enrollment during December 2024 for the second Phase 3 study, called “FLASH2” (Fluorescent Light Activated Synthetic Hypericin 2).

Development programs in this business segment also include expansion of synthetic hypericin into psoriasis (SGX302), and the Company’s first-in-class Innate Defense Regulator technology, dusquetide, for the treatment of inflammatory diseases, including oral mucositis in head and neck cancer (SGX942) and aphthous ulcers in Behçet’s Disease (“BD”) (SGX945).

The Company’s Public Health Solutions business segment includes development programs for (i) RiVax®, a ricin toxin vaccine candidate, (ii) SGX943, a therapeutic candidate for antibiotic resistant and emerging infectious disease, and (iii) various vaccine programs, including a program targeting filoviruses (such as Marburg and Ebola) and CiVax™, a vaccine candidate for the prevention of COVID-19 (caused by SARS-CoV-2). The development of the vaccine programs incorporates the use of the Company’s proprietary heat stabilization platform technology, known as ThermoVax®. To date, this business segment has been supported with government grant and contract funding from the National Institute of Allergy and Infectious Diseases, the Biomedical Advanced Research and Development Authority and the Defense Threat Reduction Agency.

The Company primarily generates revenues under government grants and contracts. The Company was awarded a subcontract that originally provided for approximately $1.1 million from a U.S. Food and Drug Administration (“FDA”) Orphan Products Development grant over four years for an expanded study of HyBryte™ in the treatment of CTCL. The Company will continue to apply for additional government funding.

Liquidity

The Company has evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about its ability to continue as a going concern within one year after the date the consolidated financial statements are issued. As of December 31, 2025, the Company had an accumulated deficit of $245,051,132 and working capital of $5,149,732. For the year ended December 31, 2025, the Company incurred a net loss of $11,080,380 and used $10,266,553 of cash in operating activities. The Company expects to continue generating losses for the foreseeable future, and its liquidity needs will depend largely on budgeted operational expenditures related to the advancement of its product candidates.

Management believes that the Company has sufficient resources to support development activities, business operations, and meet its obligations into the fourth quarter of 2026. However, as of the date of this filing, the Company does not have sufficient cash and cash equivalents to fund operations for at least 12 months following the issuance of these financial statements. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

To mitigate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern, the Company’s plans include securing:

●	additional capital, potentially through a combination of public or private equity offerings and strategic transactions, including potential alliances and drug product collaborations;
●	additional proceeds from government contract and grant programs; and

●	additional proceeds from at-the-market sales (“ATM”) of shares of the Company’s common stock via an At Market Issuance Sales Agreement (“Rodman Sales Agreement”) with Rodman & Renshaw LLC (“Rodman”).

In January 2026, the Company entered into the Rodman Sales Agreement (See Note 12 – Subsequent Events). The Rodman Sales Agreement provides for the offer and sale of shares of common stock having aggregate potential gross proceeds of up to approximately $3.5 million. The Company has up to approximately $3.2 million of potential gross proceed capacity remaining from the Rodman Sales Agreement as of March 24, 2026 under the prospectus supplement dated January 23, 2026.

While the Rodman Sales Agreement is in place, none of the other funding alternatives are currently committed. There is no assurance that the Company will be successful in securing sufficient financing on acceptable terms, if at all, to continue operations, enter into strategic transactions that provide the necessary capital, or implement other strategies to mitigate the substantial doubt about its ability to continue as a going concern. Failure to obtain adequate capital when needed may force the Company to delay, reduce, or eliminate business development efforts, negatively impacting its ability to achieve its objectives, remain competitive, and maintain its financial condition and operating results.

Additionally, macroeconomic and geopolitical uncertainties may further restrict access to capital, exacerbating liquidity challenges. Furthermore, concerns regarding the Company’s ability to continue as a going concern could negatively impact relationships with business partners, vendors, and other stakeholders.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business, and do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s plans with respect to its liquidity management include, but are not limited to, the following:

●	The Company plans to submit additional contract and grant applications for further support of its programs with various funding agencies. However, there can be no assurance that the Company will obtain additional governmental grant funding.
●	The Company will continue to use equity instruments to provide a portion of the compensation due to vendors and collaboration partners.
●	The Company will continue to pursue Net Operating Loss (“NOL”) sales in the state of New Jersey pursuant to its Technology Business Tax Certificate Transfer Program, if the program remains available.
●	The Company plans to pursue potential partnerships for pipeline programs as well as continue to explore merger and acquisition strategies. However, there can be no assurances that the Company can consummate such transactions.
●	The Company is currently evaluating additional equity/royalty/debt financing opportunities on an ongoing basis and may execute them when appropriate. However, there can be no assurances that the Company can consummate such a transaction, or consummate a transaction at favorable pricing.

Business Strategy Overview

Management’s business strategy can be outlined as follows:

●	Following agreement from the EMA on the key design components for the second confirmatory Phase 3 placebo-controlled FLASH2 clinical trial of HyBryte™ in CTCL and positive primary endpoint results from the first Phase 3 FLASH study, continue enrollment and execution of the FLASH2 study, while at the same time, continuing discussions with the FDA on potential modifications to the development path to adequately address their feedback.

●	Expand development of synthetic hypericin under the research name SGX302 into psoriasis with the conduct of a Phase 2a clinical trial, following the positive Phase 3 FLASH study and positive proof-of-concept demonstrated in a small Phase 1/2 pilot study in mild-to-moderate psoriasis patients.

●	Expand development of dusquetide under the research name SGX945 into BD by conducting a Phase 2 clinical trial, where previous studies with dusquetide in BD have validated the biologic activity in aphthous ulcers in BD.

●	Following feedback from the United Kingdom (“UK”) Medicines and Healthcare products Regulatory Agency (“MHRA”) that a second Phase 3 clinical trial of SGX942 (dusquetide) in the treatment of oral mucositis would be required to support a marketing authorization, design a second study and attempt to identify a potential partner(s) to continue this development program.

●	Continue development of the Company’s heat stabilization platform technology, ThermoVax®, in combination with its programs for RiVax® (ricin toxin vaccine), and filovirus vaccines (targeting Ebola, Sudan, and Marburg viruses and multivalent combinations), with United States (“U.S.”) government or non-governmental organization funding support.

●	Continue to apply for additional government funding for the Specialized BioTherapeutics and Public Health Solutions programs through grants, contracts and/or procurements.
●	Pursue business development opportunities for pipeline programs, as well as explore all strategic alternatives, including but not limited to merger/acquisition strategies.

●	Acquire or in-license new clinical-stage compounds for development, as well as evaluate new indications with existing pipeline compounds for development.

Note 2. Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of financial statements requires management to make estimates and assumptions such as the fair value of warrants and stock options and to accrue for clinical trials in process that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include Soligenix, Inc., and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated as a result of consolidation.

Operating Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer, in deciding how to allocate resources to an individual segment and in assessing the performance of the segment. The Company divides its operations into two operating segments: Specialized BioTherapeutics and Public Health Solutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Impairment of Long-Lived Assets

Furniture and equipment and right of use assets with finite lives are evaluated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company did not record any impairment of long-lived assets for the years ended December 31, 2025 and 2024.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on December 31, 2025 and 2024. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments.

Fair Value valuation techniques include a three-level hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models consider various assumptions, including volatility factors, current market prices and contractual prices for the underlying financial instruments. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.
●	Level 3 — Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable, accrued expenses, and accrued compensation approximate their fair value based on the short-term maturity of these instruments.

Deferred Issuance Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred issuance costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction of additional paid-in capital generated as a result of the issuance.

Research and Development Costs

Research and development costs are charged to expense when incurred in accordance with applicable accounting guidance. Research and development includes costs such as clinical trial expenses, contracted research and license agreement fees with no alternative future use, supplies and materials, salaries, share-based compensation, employee benefits, equipment depreciation and allocation of various corporate costs.

Share-Based Compensation

Stock options are issued with an exercise price equal to the market price on the date of grant. Stock options issued to directors upon re-election vest quarterly for a period of one year (new director issuances are fully vested upon issuance). Stock options issued to employees generally vest 25% on the grant date, then 25% each subsequent year for a period of three years. These options have a ten year life for as long as the individuals remain employees or directors. In general, when an employee or director terminates their position, the options will expire within three months, unless otherwise extended by the Board.

From time to time, the Company issues restricted shares of common stock to vendors and consultants as compensation for services performed under the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and 2015 Equity Incentive Plan (the “2015 Plan”). The 2025 Plan and 2015 Plan provide for the grant of stock options, restricted stock, deferred stock and unrestricted stock to the Company’s employees and non-employees (including consultants). The shares issued under the 2025 Plan and the 2015 Plan are registered on Form S-8. Stock compensation expense for equity-classified awards to non-employees is measured on the date of grant and is recognized when the services are performed.

The fair value of options issued during the years ended December 31, 2025 and 2024 was estimated using the Black-Scholes option-pricing model and the following assumptions:

●	a dividend yield of 0%;
●	an expected life of six years;
●	volatility of 116% - 127% for 2025 and 108% - 130% for 2024; and
●	risk-free interest rates ranging from 3.77% to 4.06% in 2025 and ranging from 4.16% to 4.76% in 2024.

The fair value of each option grant made during 2025 and 2024 was estimated on the date of each grant and recognized as share-based compensation expense ratably over the option vesting periods, which approximates the requisite service period.

Leases

The Company accounts for leases in accordance with Accounting Standards Codification Topic 842, Leases (“ASC 842”). At contract inception, the Company determines if an arrangement is or contains a lease and whether the lease is classified as an operating lease or finance lease based on criteria set forth in ASC 842. The Company recognizes a right-of-use asset and a corresponding lease liability at the lease commencement date for all leases with a term greater than twelve months. Lease liabilities are measured at the present value of future lease payments, discounted using the interest rate implicit in the lease when readily determinable. If the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the lease commencement date. The lease term includes the noncancelable period of the lease together with periods covered by renewal options that the Company is reasonably certain to exercise and periods covered by termination options that the Company is reasonably certain not to exercise. The

Company recognizes operating lease expense on a straight-line basis over the lease term which is included in operating expenses in the accompanying consolidated statements of operations.

Foreign Currency Transactions and Translation

The Company’s UK Subsidiary’s functional currency, the British Pound, is translated into the U.S. Dollar for reporting purposes during consolidation, with related translation adjustments reported as a cumulative translation adjustment, which is a component of accumulated other comprehensive income. The Company recognizes foreign currency-related transaction gains or losses as a component of net loss when incurred. Such transaction-related foreign currency gains or losses were de minimus for the years ended December 31, 2025 and 2024.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence is considered, including the Company’s current and past performance, the market environment in which the Company operates, the utilization of past tax credits, and the length of carryback and carryforward periods. Deferred tax assets and liabilities are measured utilizing tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company sold its 2024 and 2023 New Jersey NOL carryforwards resulting in the recognition of income tax benefits, net of transaction costs of $506,615 and $409,114 during the years ended December 31, 2025 and 2024, respectively. Both amounts were recorded as receivables and are included in prepaid expenses and other current assets on the accompanying consolidated balance sheets as of December 31, 2025 and 2024, respectively.

The Company recognizes accrued interest and penalties associated with uncertain tax positions, if any, as part of income tax expense. There were no tax related interest and penalties recorded for 2025 and 2024. Additionally, the Company has not recorded an asset for unrecognized tax benefits or a liability for uncertain tax positions at December 31, 2025 or 2024.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update enhances the transparency and decision-usefulness of income tax disclosures, providing investors with additional information to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows.

The standard requires public entities to disclose additional disaggregation of information in the effective tax rate reconciliation, including specified categories. Additionally, entities must provide separate disclosure of significant reconciling items and expanded disclosure of income taxes paid by jurisdiction.

ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We have adopted ASU 2023-09 for the year ended December 31, 2025, and have updated our income tax disclosures accordingly. The adoption of this standard did not impact the recognition or measurement of our financial statements but resulted in enhanced income tax related disclosures in the notes to the consolidated financial statements.

Loss Per Share

Basic earnings per share (“EPS”) is computed by dividing loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period.

The following table summarizes outstanding instruments which were not included in the computation of diluted EPS as to do so would have been antidilutive:

	December 31,	December 31,
	2025	2024
Common stock purchase warrants	6,798,141	1,467,581
Stock options	893,355	229,919
Convertible debt	—	360,335
Total	7,691,496	2,057,835

Note 3. Leases

The Company classifies the lease for its office space as an operating lease, and records a related right-of-use lease asset and lease liability accordingly. Pursuant to an amendment in May 2025, the lease has been extended through October 2028. The current rent is $11,625 per month through October 2026. It increases to $11,883 in November 2026 and to $12,142 in November 2027 where it remains until expiration.

The following represents a reconciliation of contractual lease cash flows to the right-of-use lease asset and liability recognized in the financial statements:

Operating
Lease
Contractual cash payments for the remaining lease term as of December 31, 2025
2026	$140,017
2027	143,117
2028	121,416
Less implied interest	(46,406)
Total	$358,144
Discount rate applied	8.47%
Remaining lease term (months) as of December 31, 2025	34

Lease expense for the year ended December 31, 2024:
Lease expense	$136,022
Total	$136,022

Lease expense for the year ended December 31, 2025:
Lease expense	$139,781
Total	$139,781

Note 4.Accrued Expenses

The following is a summary of the Company’s accrued expenses:

	December 31,
	2025	2024
Clinical trial expenses	$1,709,542	$1,135,542
Other	272,088	1,223,797
Total	$1,981,630	$2,359,339

Note 5.Debt

In December 2020, the Company entered into a $20 million convertible debt financing agreement with Pontifax (the “Loan Agreement”). Under the terms of the Loan Agreement, the Company had access to up to $20 million in convertible debt financing which accrued interest at a rate of 8.47% on borrowed amounts and an interest rate of 1% on amounts available but not borrowed as an unused line of credit fee. Payments of interest only were due for the first two years and thereafter, the outstanding principal was to be repaid in quarterly installments, as defined.

Upon the closing of this transaction, the Company borrowed an initial amount of $10 million and made no further borrowings through the term of the agreement.

In April 2023, the Company entered into an amendment to the Loan Agreement (the “2023 Amendment”). The 2023 Amendment called for the immediate payment of $5 million of the outstanding principal balance and any accrued interest, waived any prepayment charge in connection with the repayment of this amount and resulted in an outstanding principal balance of $3 million. The 2023 Amendment adjusted certain payment provisions, and provided for an adjustment to the conversion price provisions with respect to the remaining principal amount to (i) 90% of the closing price of the Company’s common stock on the day before the delivery of a conversion notice with respect to the first 36,790 shares of the Company’s common stock issuable upon conversion and to (ii) $27.20 with respect to all shares of the Company’s common stock issuable upon conversion thereafter.

The 2023 Amendment resulted in the extinguishment of the original convertible debt for accounting purposes. The Company elected to account for the amended convertible debt using the fair value option. As a result, the Company recognized $260,933 of other income from the change in the fair value of the convertible debt in the accompanying consolidated statements of operations during the year ended December 31, 2024. The fair value of the convertible debt was estimated using the Monte Carlo valuation method.

During the year ended December 31, 2024, Pontifax delivered notices of conversion to the Company electing to convert a portion of the then outstanding principal balance into shares of the Company’s common stock. Accordingly, the Company issued 36,790 shares of the Company’s common stock resulting in a reduction of the outstanding principal balance totaling $254,256.

In October 2024, the Company entered into an amendment (the “2024 Amendment”) to the Loan Agreement, as amended. The 2024 Amendment reduced the conversion price with respect to the remaining principal amount outstanding to (i) $3.81 for the first 501,648 shares of the Company’s common stock issuable upon conversion and (ii) $4.23 with respect to all shares of the Company’s common stock issuable upon conversion thereafter. The remaining terms of the agreement continued in effect with minimal, non-material modifications to those terms. Pursuant to applicable accounting standards, after the 2024 amendment, the Company elected not to account for the amended convertible debt under the fair value option.  Accordingly, there was no further recognition for the impact of changes in fair value in the Company’s financial statements.

In February 2025, the Company fully repaid all outstanding obligations and terminated the Loan Agreement. As a result, all related liens and security interests securing the Company’s obligations were released. The Company did not incur any prepayment penalties for the early repayment.

Note 6. Income Taxes

The income tax benefit consisted of the following for the years ended December 31, 2025 and 2024:

	2025	2024
Federal	$—	$—
Foreign	—	—
State & Local	(506,615)	(409,114)
Income tax benefit	$(506,615)	$(409,114)

The significant components of the Company’s deferred tax assets and liabilities at December 31, 2025 and 2024 are as follows:

	2025	2024
Net operating loss carry forwards	$29,960,000	$28,438,000
Orphan drug and research and development credit carry forwards	10,298,000	9,617,000
Equity based compensation	44,000	227,000
Intangible and fixed assets	1,410,000	1,401,000
Capitalized research and development	3,497,000	2,482,000
Lease liability	37,000	69,000
Other	—	(85,000)
Total	45,246,000	42,149,000
Valuation allowance	(45,216,000)	(42,087,000)
Net deferred tax assets	30,000	62,000
Right of use asset	(30,000)	(62,000)
Total gross deferred tax liabilities	(30,000)	(62,000)
Net deferred tax assets	$—	$—

The Company had gross NOLs at December 31, 2025 of approximately $131.2 million for federal tax purposes, approximately $24 million for state tax purposes and approximately $3.7 million for foreign tax purposes. Federal losses generated in 2018 or later will carry forward indefinitely. In addition, the Company has approximately $10.3 million of various tax credits which credit the Company may be able to utilize its NOLs to reduce future federal and state income tax liabilities. However, these NOLs are subject to various limitations under Internal Revenue Code (“IRC”) Section 382. IRC Section 382 limits the use of NOLs to the extent there has been an ownership change of more than 50 percentage points. In addition, the NOL carryforwards are subject to examination by the taxing authority and could be adjusted or disallowed due to such exams. Although the Company has not undergone an IRC Section 382 analysis, it is likely that the utilization of the NOLs may be substantially limited.

The Company and one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. During the years ended December 31, 2025 and 2024 in accordance with the State of New Jersey’s Technology Business Tax Certificate Program, which allowed certain high technology and biotechnology companies to sell unused NOL carryforwards to other New Jersey-based corporate taxpayers, the Company sold its 2024 and 2023 New Jersey NOL carry forwards, resulting in the recognition of $506,615 and $409,114, respectively, of income tax benefit, net of transaction costs. Both amounts were recorded as receivables and are included in prepaid expenses and other current assets on the accompanying consolidated balance sheets for the years ended December 31, 2025 and 2024, respectively. There can be no assurance as to the continuation or magnitude of this program in the future.

The Tax Cuts and Jobs Act of 2017 (“TCJA”) has modified the IRC 174 expenses related to research and development for the tax years beginning after December 31, 2021. Under the TCJA, the Company must now capitalize the expenditures related to research and development activities and amortize over five years for U.S. activities and fifteen years for non-U.S. activities using a mid-year convention; therefore, the capitalization of research and development costs in accordance with IRC 174 resulted in a deferred tax asset of approximately $3.5 million. Under the One Big Beautiful Bill Act (enacted July 4, 2025), companies are allowed to expense domestic 174 costs for tax years beginning after December 31, 2024.

Reconciliations of the difference between income tax benefit computed at the federal and state statutory tax rates and the provision for income tax benefit for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Federal tax at statutory rate	(21.0)%	(21.0)%
State tax benefits, plus sale of NJ NOL, net of federal benefit	(7.6)	(12.2)
Foreign tax rate difference	—	—
Orphan drug and research and development credits	(6.0)	(8.1)
Permanent differences	0.9	1.3
Foreign NOL adjustments	1.0	0.6
Expiration of tax attributes	1.3	15.2
Change in valuation allowance	27.0	19.5
Income tax benefit	(4.4)%	(4.7)%

Entities are also required to evaluate, measure, recognize and disclose any uncertain income tax provisions taken on their income tax returns. The Company has analyzed its tax positions and has concluded that as of December 31, 2025, there were no uncertain positions. The Company’s U.S. federal and state net operating losses have occurred since its inception and as such, tax years subject to potential tax examination could apply from 2011, the earliest year with a net operating loss carryover, because the utilization of net operating losses from prior years opens the relevant year to audit by the IRS and/or state taxing authorities. Interest and penalties, if any, as they relate to income taxes assessed, are included in the income tax provision. The Company did not have any unrecognized tax benefits and has not accrued any interest or penalties for the years ended December 31, 2025 and 2024.

Note 7. Shareholders’ Equity

Common Stock

The following items represent transactions in the Company’s common stock for the year ended December 31, 2025:

●	The Company issued vendors 32,346 shares of common stock with a weighted average fair value of $2.37 per share.
●	The Company sold 1,758,725 shares of common stock pursuant to the Company’s At Market Issuance Sales Agreement (“AGP Sales Agreement”) with A.G.P./Alliance Global Partners (“AGP”) at a weighted average price of $2.68 per share.
●	The Company sold 4,064,080 shares of common stock and 1,491,480 pre-funded warrants pursuant to the September 2025 public offering for $1.35 per share.
●	The Company issued 1,491,480 shares of common stock pursuant to the exercise of pre-funded warrants associated with the September 2025 public offering with an exercise price of $0.001 per share.
●	The Company issued 225,000 shares of common stock pursuant to the exercise of warrants associated with the September 2025 public offering with an exercise price of $1.35 per share.

The issuances of the Company’s common stock in connection with the September 2025 public offering and upon the exercise of warrants described above were registered on a Registration Statement on Form S-1.

The issuance of the Company’s common stock pursuant to the AGP Sales Agreement described above was registered on a Registration Statement on Form S-3.

The following items represent transactions in the Company’s common stock for the year ended December 31, 2024:

●	The Company issued Pontifax 36,790 shares of fully vested common stock pursuant to conversion of a portion of the convertible debt principal balance at a weighted average conversion price of $6.91 per share. The conversion price was based on 90% of the closing price of the Company’s common stock on the day before the delivery of the conversion notices.
●	The Company issued vendors 5,000 shares of common stock with a weighted average fair value of $3.16 per share.
●	The Company sold 229,078 shares of common stock pursuant to the AGP Sales Agreement at a weighted average price of $4.72 per share.
●	The Company sold 204,694 shares of common stock and 537,500 pre-funded warrants pursuant to the April 2024 public offering for $6.40 per share.
●	The Company issued 537,500 shares of common stock pursuant to the exercise of pre-funded warrants associated with the April 2024 public offering with an exercise price of $0.02.
●	The Company issued 34,816 shares of common stock pursuant to the exercise of warrants associated with the April 2024 public offering with an exercise price of $6.40 per share.
●	The Company issued 703,125 shares of common stock pursuant to the exercise of warrants associated with a warrant inducement agreement entered into on July 9, 2024 with an exercise price of $6.00 per share.

The issuance of the Company’s common stock in connection with the convertible debt financing agreement as described above was exempt under Section 3(a)(9) of the Securities Act of 1933, as amended.

The issuances of the Company’s common stock in connection with the April 2024 public offering and upon the exercise of warrants described above were registered on a Registration Statement on Form S-1.

The issuance of the Company’s common stock pursuant to the AGP Sales Agreement described above was registered on a Registration Statement on Form S-3.

All issuances of the Company’s common stock for the years ended December 31, 2025 and 2024 described above, other than shares issued to vendors, were registered on a Registration Statement on Form S-8 (SEC File No. 333-208515), a Registration Statement on Form S-1 (333-271049) and a Registration Statement on Form S-3 (SEC File No. 333-239928). The certificates evidencing unregistered shares reflect a Securities Act of 1933, as amended, restrictive legend.

The issuances of the Company’s common stock to the vendors described above were exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The recipients are knowledgeable, sophisticated and experienced in making investment decisions of this kind and received adequate information about the Company or had adequate access to information about the Company. Each vendor represented to the Company that the vendor is not a “consultant” for purposes of Nasdaq Listing Rule 5635(c).

AGP At Market Issuance Sales Agreement

In August 2024, the Company entered into the AGP Sales Agreement to sell shares of the Company’s common stock from time to time, through ATM sales. In connection with the sale of shares via the ATM, the Company determines, among other things, the number of shares to be issued, the time period during which sales may be requested to be made, limitation on the number of shares that may be sold on any one trading day, and any minimum price below which sales may not be made. Pursuant to the terms, A.G.P./Alliance Global Partners (“AGP”) is entitled to compensation for its services in an amount up to 3% of the gross proceeds from the sale of shares under the ATM. The Company has no obligation to sell any shares under the ATM, and may suspend solicitation and offers at any time. The ATM may be terminated by the Company or AGP upon notice, or at any time under certain circumstances, including but not limited to the occurrence of a material adverse change in the Company. The ATM will terminate upon the earliest of (a) December 15, 2026, (b) the sale of all of the shares of common stock subject to the ATM, (c) the termination of the AGP Sales Agreement as permitted therein, or (d) the mutual agreement of the parties.

The AGP Sales Agreement provided for the offer and sale of shares of common stock having an aggregate offering price of up to $5.8 million. As of July 1, 2025, the remaining capacity of the ATM facility subject to the AGP Sales Agreement was sold.

July 2024 Warrant Inducement

On July 9, 2024, the Company entered into a warrant inducement agreement (the “Inducement Agreement”) with certain holders (the “Holders”) of the Company’s existing Warrant to Purchase Shares of Common Stock (“Existing Warrants”) to purchase shares of common stock of the Company. In consideration of the Holders’ agreement to exercise their Existing Warrants, the Company (i) decreased the exercise price of the Existing Warrants from $6.40 per share to $6.00 per share and (ii) issued new warrants (“New Warrants”) to the Holders to purchase a number of shares of common stock equal to 150% of the number of shares of common stock issued upon exercise of the Holders’ Existing Warrants. Pursuant to the Inducement Agreement, the Holders agreed to exercise for cash their Existing Warrants to purchase up to 703,125 shares of the Company’s common stock at a reduced exercise price of $6.00 per share on July 9, 2024, the date of the Inducement Agreement, until 1:30 p.m., Eastern Time. The aggregate gross proceeds received by the Company was approximately $4.2 million from the exercise of the Existing Warrants offset by total issuance costs of approximately $7.5 million. Issuance costs include financial advisory, banker, and legal fees of approximately $0.4 million and the fair value of the warrant modification and the fair value of the New Warrants issued totaling approximately $7.2 million. Because the modification represented a short-term inducement, the Company applied modification accounting guidance related to the fair value of the modification associated with the warrants that were exercised under the Inducement Agreement. Accordingly, the Company recognized the incremental fair value of the modification of the Existing Warrants exercised along with the fair value of the New Warrants issued as compared to the original warrants, together totaling approximately $7.2 million, as an issuance cost of the warrant exercise. Per the terms of the Inducement Agreement, the Company issued an aggregate of 1,054,688 New Warrants.

The fair value of the New Warrants issued under the Inducement Agreement was estimated using the Black-Scholes option-pricing model and the following assumptions:

●	a dividend yield of 0%;
●	an expected life of 5 years;
●	volatility of 127.25%; and
●	risk free interest rate of 4.24%.

Note 8. Stock Option Plans and Warrants to Purchase Common Stock

Stock Option Plans

The Amended and Restated 2005 Equity Incentive Plan (“2005 Plan”) was replaced by the 2015 Plan, which was approved in June 2015. No securities are available for future issuance under the 2005 Plan. The 2015 Plan was replaced by the 2025 Plan, which was approved in June 2025. No securities are available for future issuance under the 2015 Plan. As of December 31, 2025, there are 5,309,912 shares currently available for grants under the 2025 Plan. The plan is divided into four separate equity programs:

1)	the Discretionary Option Grant Program, under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of common stock,
2)	the Salary Investment Option Grant Program, under which eligible employees may elect to have a portion of their base salary invested each year in options to purchase shares of common stock,
3)	the Automatic Option Grant Program, under which eligible nonemployee Board members will automatically receive options at periodic intervals to purchase shares of common stock, and

4)	the Director Fee Option Grant Program, under which non-employee Board members may elect to have all, or any portion, of their annual retainer fee otherwise payable in cash applied to a special option grant.

Shares available for grant under the 2025 Plan were as follows:

Shares available for grant at plan approval	6,000,000
Shares granted	(20,000)
Options granted	(670,088)
Shares available for grant at December 31, 2025	5,309,912

The number of shares reserved for issuance under the 2025 Plan automatically increases pursuant to the terms thereof on January 1 of each year, from January 1, 2026 through January 1, 2035.  Pursuant to the terms of the 2025 Plan, the number of shares reserved for issuance under the plan increased by 403,446 as of January 1, 2026, for a total number of shares reserved for issuance under the plan of 6,403,446.

Option activity for the years ended December 31, 2025 and 2024:

		Weighted
		Average
		Exercise
	Options	Price
Balance outstanding at December 31, 2023	56,609	$90.58
Granted	173,740	3.35
Forfeited	(430)	1,549.28
Balance outstanding at December 31, 2024	229,919	$21.94
Granted	670,088	1.64
Forfeited	(6,652)	96.46
Balance outstanding at December 31, 2025	893,355	$6.15

The weighted-average exercise price, by price range, for outstanding options to purchase common stock at December 31, 2025 was:

	Weighted
	Average
	Remaining
	Contractual	Outstanding	Exercisable
Price Range	Life in Years	Options	Options
$1.37 - $10.78	9.62	882,107	321,844
$129.60 - $640.80	4.83	11,168	11,168
$1,776.00	0.46	80	80
Total	9.56	893,355	333,092

The Company’s share-based compensation expense for the years ended December 31, 2025 and 2024 was recognized as follows:

Share-based compensation	2025	2024
Research and development	$204,848	$131,917
General and administrative	382,735	197,898
Total	$587,583	$329,815

At December 31, 2025, the total compensation cost for stock options not yet recognized was approximately $973,000 and will be recognized over the next three years.

Warrants to Purchase Common Stock

Warrant activity for the years ended December 31, 2025 and 2024 was as follows:

		Weighted
		Average
		Exercise
	Warrants	Price
Balance at December 31, 2023	408,640	$24.00
Granted	2,334,382	2.73
Exercised	(1,275,441)	3.71
Balance at December 31, 2024	1,467,581	$11.01
Granted (1)	7,047,040	1.06
Exercised	(1,716,480)	0.18
Balance at December 31, 2025	6,798,141	$2.36
(1)	Excludes pre-funded warrants issued in connection with public offerings.

The remaining life, by grant date, for outstanding warrants at December 31, 2025 was:

		Remaining
	Exercise	Contractual	Outstanding	Exercisable
Grant Date	Price	Life in Years	Warrants	Warrants
May 09, 2023	$24.00	2.35	303,139	303,139
April 22, 2024	6.40	3.31	2,377	2,377
September 25, 2025	1.35	4.74	1,162,065	1,162,065
September 29, 2025	1.35	4.75	5,330,560	5,330,560
Total			6,798,141	6,798,141

Note 9. Concentrations

Cash Balances

At December 31, 2025 and 2024, the Company had deposits in major financial institutions that exceeded the amount under protection by the Securities Investor Protection Corporation (“SIPC”) and the Federal Deposit Insurance Corporation (“FDIC”). Currently, the Company is covered up to $250,000 by the SIPC and FDIC and at times maintains cash balances in excess of the SIPC and FDIC coverages.

Vendors

The Company relies on third-party manufacturers for the production of certain components used in its product development programs. The active pharmaceutical ingredients (“API”) used in the Company’s product candidates as well as the finished drug products are manufactured by third-party suppliers with specialized capabilities. The Company does not currently maintain qualified alternative manufacturers for these vendors. If these manufacturers were unable to meet the Company’s requirements or continue to supply the API in the quantities needed, the Company could experience delays in its development activities while alternative manufacturing sources are identified, qualified and approved.

In addition, the Company relies on a third-party manufacturer to produce the proprietary light device used in conjunction with the Company’s therapeutic platform. The manufacture of this device requires specialized design and production capabilities. The loss of this manufacturer or an interruption in its ability to supply the device could delay the Company’s ability to conduct clinical development activities or support commercialization efforts until an alternative manufacturer is identified and qualified.

Note 10. Commitments and Contingencies

Licenses and Royalties

The Company has commitments of approximately $230,000 as of December 31, 2025 over the next five years for several licensing agreements with partners and universities. Additionally, the Company is party to other agreements which include cash milestone payments, royalties and other fees payable, which are all contingent upon clinical or commercialization success. There can be no assurance that clinical or commercialization success will occur.

Pursuant to an agreement with Hy Biopharma, the Company is obligated to pay Hy Biopharma a success-oriented milestone of $5 million in the event FDA approval is attained. Such payment will be payable in restricted securities of the Company provided such number of shares does not exceed 19.9% ownership of the Company’s outstanding stock. As of December 31, 2025, no other milestone or royalty payments have been paid or accrued.

Leases

Pursuant to an amendment in May 2025, the Company’s office lease has been extended through October 2028. The current monthly rent is $11,625 through October 2026 and increases to $11,883 in November 2026 and to $12,142 in November 2027 where it remains until expiration.

Employment Agreements

In May 2025, the Company entered into an amendment to Dr. Schaber’s employment agreement to increase the number of shares of common stock, from 2,084 to 200,000, issuable to Dr. Schaber immediately prior to the completion of a transaction, or series or a combination of related transactions, negotiated by its Board of Directors whereby, directly or indirectly, a majority of its capital stock or a majority of its assets are transferred from the Company and/or its stockholders to a third party.

As a result of the above agreements, the Company has future contractual obligations over the next five years as follows:

	Research and
Year	Development	Leases	Total
2026	$46,000	$140,017	$186,017
2027	46,000	143,117	189,117
2028	46,000	121,416	167,416
2029	46,000	—	46,000
2030	46,000	—	46,000
Total	$230,000	$404,550	$634,550

Note 11. Operating Segments

Soligenix, Inc. operates in two reportable segments:

●	Specialized BioTherapeutics – Focuses on developing and commercializing products for orphan diseases and areas of unmet medical need in oncology and inflammation.
●	Public Health Solutions – Concentrates on vaccines and therapeutics for biodefense and infectious diseases.

The Company’s CODM evaluates segment performance and allocates resources primarily based on the ability of the Specialized BioTherapeutics segment to advance its product development pipeline through a combination of government grants and contracts as well as shareholder investment. This segment represents the Company’s primary focus and strategic priority.

In contrast, the Public Health Solutions segment is fully funded by government sources, with no investor capital used. The ability of this segment to secure government grants and contracts is a key determinant of its sustainability and its contribution to the Company’s overall financial position. Funding from Public Health Solutions enables the Company to cover employee salaries, allocate funds to certain overhead costs such as rent and utilities, and supplement working capital.

Secondary to this, the CODM considers Adjusted Loss from Operations, which excludes non-cash share-based compensation and depreciation/amortization from operating expenses (R&D and G&A), and Net Loss Before Income Taxes, which incorporates these costs along with other income and expenses.

Segment Revenues and Profit (Loss)

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the year ended December 31, 2025:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Adjustments	Corporate	Adjustments	Consolidated
Revenues	$-	$-	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Significant expenses:
Research and development	6,776,867	86,768	6,863,635	207,105	415,073	-	7,485,813
General and administrative	-	-	-	-	3,975,961	383,702	4,359,663
Adjusted loss from operations	(6,776,867)	(86,768)	(6,863,635)	(207,105)	(4,391,034)	(383,702)	(11,845,476)
Share-based compensation	203,169	1,679	204,848	(204,848)	382,735	(382,735)	-
Depreciation and amortization	1,935	322	2,257	(2,257)	967	(967)	-
Loss from operations	(6,981,971)	(88,769)	(7,070,740)	-	(4,774,736)	-	(11,845,476)
Other income, net	-	-	-	-	258,481	-	258,481
Net loss before income taxes	$(6,981,971)	$(88,769)	$(7,070,740)	$-	$(4,516,255)	$-	$(11,586,995)

The following table presents the revenues, significant expenses, and operating results of the Company's reportable segments for the year ended December 31, 2024:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Adjustments	Corporate	Adjustments	Consolidated
Revenues	$119,371	$-	$119,371	$-	$-	$-	$119,371
Cost of revenues	(119,371)	-	(119,371)	-	-	-	(119,371)
Gross profit	-	-	-	-	-	-	-
Significant expenses:
Research and development	4,233,771	249,852	4,483,623	135,987	603,979	-	5,223,589
General and administrative	-	-	-	-	4,016,266	199,642	4,215,908
Adjusted loss from operations	(4,233,771)	(249,852)	(4,483,623)	(135,987)	(4,620,245)	(199,642)	(9,439,497)
Share-based compensation	127,774	4,143	131,917	(131,917)	197,898	(197,898)	-
Depreciation and amortization	3,489	581	4,070	(4,070)	1,744	(1,744)	-
Loss from operations	(4,365,034)	(254,576)	(4,619,610)	-	(4,819,887)	-	(9,439,497)
Other (expenses) income, net	(22,342)	-	(22,342)	-	786,149	-	763,807
Net loss before income taxes	$(4,387,376)	$(254,576)	$(4,641,952)	$-	$(4,033,738)	$-	$(8,675,690)

Reconciliation to Consolidated Loss Before Income Taxes

The following table provides a reconciliation of total segment loss to consolidated loss before income taxes:

	2025	2024
Loss from operations - reportable segments	$(7,070,740)	$(4,619,610)
Loss from operations - corporate	(4,774,736)	(4,819,887)
Interest income, net	270,170	213,975
Other income (expense), net	(11,689)	549,832
Net loss before income taxes	$(11,586,995)	$(8,675,690)

Segment Assets

The Company’s total assets by segment as of December 31, 2025, are presented below:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Corporate	Consolidated
Total assets	$77,872	$2,924	$80,796	$9,154,725	$9,235,521

The Company’s total assets by segment as of December 31, 2024, are presented below:

	Specialized BioTherapeutics	Public Health Solutions	Total Segments	Corporate	Consolidated
Total assets	$48,604	$2,038	$50,642	$8,915,841	$8,966,483

Significant Expense Categories Considered by CODM

The CODM regularly reviews the following significant expense categories when assessing segment performance and resource allocation:

●	Government Grant and Contract Funding – Both the Specialized BioTherapeutics and Public Health Solutions segments apply for and receive government grants and contracts. However, Public Health Solutions is exclusively funded by government sources, whereas Specialized BioTherapeutics utilizes a mix of government funding and shareholder investment.
●	Research & Development – Includes expenses for clinical trials, regulatory compliance, and R&D-related payroll.
●	General & Administrative – Comprises salaries, professional fees, and facility costs.
●	Share-Based Compensation – Represents non-cash stock option and restricted stock unit expenses.
●	Depreciation & Amortization – Costs related to the use of tangible and intangible assets.
●	Other Income/Expenses – Includes interest income and one-time gains/losses.

CODM and Use of Multiple Measures of Segment Profit/Loss

The Company's CODM primarily evaluates segment performance based on two key financial measures:

●	Advancement of Specialized BioTherapeutics Through a Combination of Funding Sources – Assesses the effectiveness of shareholder investment and government grants in progressing product development.
●	Ability to Secure Government Grants and Contracts (Public Health Solutions Only) – Determines segment sustainability and funding for shared resources.
●	Adjusted Loss from Operations – Excludes non-cash share-based compensation and depreciation/amortization expenses for a clearer picture of operating performance.
●	Net Loss Before Income Taxes – Incorporates all expenses, including non-cash charges and other income/expenses, for a comprehensive profitability analysis.

Note 12. Subsequent Events

Rodman At Market Issuance Sales Agreement

In January 2026, the Company entered into the Rodman Sales Agreement to sell shares of the Company’s common stock from time to time, through ATM sales. In connection with the sale of shares via the ATM, the Company determines, among other things, the number of shares to be issued, the time period during which sales may be requested to be made, limitation on the number of shares that may be sold on any one trading day, and any minimum price below which sales may not be made. Pursuant to the terms, Rodman is entitled to compensation for its services in an amount up to 3% of the gross proceeds from the sale of shares under the ATM. The Company has no obligation to sell any shares under the ATM and may suspend solicitation and offers at any time. The ATM may be terminated by the Company or Rodman upon notice, or at any time under certain circumstances, including but not limited to the occurrence of a material adverse change in the Company. The ATM will terminate upon the earliest of (a) December 15, 2026, (b) the sale of all of the shares of common stock subject to the ATM, (c) the termination of the Rodman Sales Agreement as permitted therein, or (d) the mutual agreement of the parties.

The Rodman Sales Agreement provides for the offer and sale of shares of common stock having aggregate potential gross proceeds of up to approximately $3.5 million. The Company has up to approximately $3.2 million of potential gross proceeds capacity remaining from the Rodman Sales Agreement as of March 24, 2026 under the prospectus supplement dated January 23, 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Soligenix, Inc.

Princeton, New Jersey

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Soligenix, Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2025 and 2024, and the related notes. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s evaluations of the events and conditions and management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there were no critical audit matters.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2023.

Tampa, Florida

March 31, 2026

5,330,560 shares of Common Stock Underlying Previously Issued Common Warrants

PROSPECTUS

March 31, 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth costs and expenses paid or payable by the registrant in connection with the issuance and distribution of the securities being registered. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount to be Paid
SEC registration fee	$2,449.60
FINRA filing fee	1,400.00
Printing and engraving expenses	30,000.00
Legal fees and expenses	200,000.00
Accounting fees and expenses	40,000.00
Transfer agent’s fees	2,500.00
Miscellaneous fees and expenses	3,650.40
Total	$280,000.00

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law grants the Company the power to limit the personal liability of its directors to the Company or its stockholders for monetary damages for breach of a fiduciary duty. Article X of the

Company’s Certificate of Incorporation, as amended, provides for the limitation of personal liability of the directors of the Company as follows:

“A Director of the Corporation shall have no personal liability to the corporation or its stockholders for monetary damages for breach of his fiduciary duty as a Director; provided, however, this Article shall not eliminate or limit the liability of a Director (i) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for the unlawful payment of dividends or unlawful stock repurchases under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the Director derived an improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.”

Article VIII of the Company’s Bylaws, as amended and restated, provide for indemnification of directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

The Company has a directors’ and officers’ liability insurance policy.

The above discussion is qualified in its entirety by reference to the Company’s Certificate of Incorporation and Bylaws.

Item 15. Recent Sales of Unregistered Securities.

The following is a summary of transactions during the preceding three years involving sales of our securities that were not registered under the Securities Act.

We issued (1) a vender 3,125 shares of fully vested common stock with a fair value of $23.36 per share on April 27, 2023; (2) a vender 1,978 shares of fully vested common stock with a fair value of $25.28 per share on May 2, 2023; (3) a total of 9,139 shares of common stock to two lenders upon conversion of approximately $100,000 of principal under promissory notes at a conversion price of $10.88 on January 3, 2024; (4) a total of 27,651 shares of common stock to two lenders upon conversion of approximately $155,000 of principal under promissory notes at a conversion price of $5.60 on April 15, 2024; (5) a vendor 5,000 shares of fully vested common stock with a fair value of $3.16 per share on December 13, 2024; and (6) a vendor 12,346 shares of fully vested common stock with a fair value of $2.43 per share on March 14, 2025.

The issuance of common stock as described above was exempt under Section 4(a)(2) of the Securities Act of 1933, as amended. The recipients are knowledgeable, sophisticated and experienced in making investment decisions of this kind and received adequate information about us or had adequate access to information about us. The vendors represented to the Company that the vendors are not “consultants” for purposes of Nasdaq Listing Rule 5635(c).

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits:

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated May 10, 2006 by and among the Company, Corporate Technology Development, Inc., Enteron Pharmaceuticals, Inc. and CTD Acquisition, Inc. (incorporated by reference to Exhibit 2.1 included in our Registration Statement on Form SB-2 (File No. 333-133975) filed on May 10, 2006).

3.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 included in our current report on Form 8-K filed on June 22, 2012).

3.2	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 included in our current report on Form 8-K filed on June 22, 2016).

3.3	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 included in our current report on Form 8-K filed on October 7, 2016).

3.4	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 included in our current report on Form 8-K filed on June 14, 2017).

3.5	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of our current report on Form 8-K filed on September 28, 2018).

3.6

Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of amendment number 1 to current report on Form 8-K filed on December 3, 2020).

3.7

Certificate of Designation of the Series D Preferred Stock of the Company dated December 27, 2022 (incorporated by reference to Exhibit 3.1 to our registration statement on Form 8-A filed on December 27, 2022).

3.8

Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of Soligenix, Inc. (incorporated by reference to Exhibit 3.1 included in our current report on Form 8-K filed on February 9, 2023).

3.9

Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of Soligenix, Inc. (incorporated by reference to Exhibit 3.1 included in our current report on Form 8-K filed on May 31, 2024).

3.10	Second Amended and Restated By-laws (incorporated by reference to Exhibit 3.1 included in our current report on Form 8-K filed on March 28, 2025).

4.1

Registration Rights Agreement, dated December 15, 2020 by and among Soligenix, Inc. and the other parties named therein (incorporated by reference to Exhibit 4.1 included in our current report on Form 8-K filed on December 16, 2020).

5.1	Opinion of Duane Morris LLP. *

10.1

License Agreement between the Company and the University of Texas Southwestern Medical Center (incorporated by reference to Exhibit 10.9 included in our Annual Report on Form 10-KSB filed March 30, 2004, as amended, for the fiscal year ended December 31, 2003).

10.2	2005 Equity Incentive Plan, as amended on September 25, 2013 (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on September 30, 2013). **

10.3	Form S-8 Registration of Stock Options Plan dated December 30, 2005 (incorporated by reference to our registration statement on Form S-8 filed on December 30, 2005). **

10.4	Form S-8 Registration of Stock Options Plan dated June 20, 2014 (incorporated by reference to our registration statement on Form S-8 filed on June 20, 2014). **

10.5	Form S-8 Registration of Stock Options Plan dated December 11, 2015 (incorporated by reference to our registration statement on Form S-8 filed on December 14, 2015). **

10.6

Employment Agreement dated December 27, 2007, between Christopher J. Schaber, PhD and the Company (incorporated by reference to Exhibit 10.30 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008). **

10.7

Exclusive License Agreement dated November 24, 1998, between Enteron Pharmaceuticals, Inc. and George B. McDonald, MD and amendments (incorporated by reference to Exhibit 10.42 included in our Registration Statement on Form S-1 (File No. 333-157322) filed on February 13, 2009).

10.8

First Amendment to Employment Agreement dated as of July 12, 2011, between the Company and Christopher J. Schaber, PhD (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on July 14, 2011).**

10.9

Amendment to the Exclusive License Agreement dated as of July 26, 2011, between George McDonald, MD and the Company (incorporated by reference to Exhibit 10.2 of our current report on Form 8-K filed on July 28, 2011).

10.10

Amendment No. 2 to the Collaboration and Supply Agreement between the Company, Enteron and Sigma-Tau dated as of December 20, 2012 (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on December 27, 2012). †

10.11

Amendment to Exclusive License Agreement dated as of December 20, 2012 between Enteron and McDonald (incorporated by reference to Exhibit 10.4 of our current report on Form 8-K filed on December 27, 2012).

10.12	Amendment to Consulting Agreement dated as of December 20, 2012 between Enteron and McDonald (incorporated by reference to Exhibit 10.5 of our current report on Form 8-K filed on December 27, 2012).

10.13

Contract HHSO100201300023C dated September 18, 2013 between the Company and the U.S. Department of Health and Human Services Biomedical Advanced Research and Development Authority (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 24, 2013). †

10.14

Contract HHSN272201300030C dated September 24, 2013 by and between the Company and the National Institutes of Health (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 30, 2013). †

10.15

Employment Agreement dated as of January 6, 2014 between the Company and Richard Straube, M.D. (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on January 8, 2014). **

10.16	Asset Purchase Agreement dated September 3, 2014 between the Company and Hy Biopharma, Inc. (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 5, 2014). †

10.17

Registration Rights Agreement dated September 3, 2014 between the Company and Hy Biopharma, Inc. (incorporated by reference to Exhibit 10.2 of our current report on Form 8-K filed on September 5, 2014).

10.18

Contract HHSN272201400039C dated September 17, 2014 by and between the Company and the National Institutes of Health (incorporated by reference to Exhibit 10.1 of our current report on Form 8-K filed on September 23, 2014). †

10.19

Lease Agreement dated November 21, 2014, between the Company and CPP II, LLC (incorporated by reference to Exhibit 10.42 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

10.20

At Market Issuance Sales Agreement dated August 11, 2017 between Soligenix, Inc. and FBR Capital Markets & Co. (incorporated by reference to Exhibit 1.1 included in our Quarter Report on Form 10-Q for the fiscal quarter ended June 30, 2017).

10.21	Form of Registration Rights Agreement dated October 31, 2017 (incorporated by reference to Exhibit 10.3 included in our current report on Form 8-K filed on October 31, 2017).

10.22

First Amendment to Employment Agreement dated as of April 1, 2019 between the Company and Richard Straube, M.D. (incorporated by reference to Exhibit 10.30 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.**

10.23

Soligenix, Inc. 2015 Equity Incentive Plan, as amended on June 18, 2017, September 27, 2018, September 6, 2019 and September 22, 2022. (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on September 23, 2022).

10.24

Employment Agreement dated as of September 6, 2019 between the Company and Jonathan L. Guarino (incorporated by reference to Exhibit 10.2 included in our current report on Form 8-K filed on September 11, 2019). **

10.25

Second Amendment to Employment Agreement dated as of January 2, 2020, between Soligenix, Inc. and Christopher J. Schaber, PhD (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on January 3, 2020). **

10.26

Amendment No. 1 to At Market Issuance Sales Agreement dated August 28, 2020 between Soligenix, Inc. and B. Riley FBR, Inc. (incorporated by reference to Exhibit 10.2 included in our current report on Form 8-K filed on August 28, 2020).

10.27

Third Extension and Amendment to Lease dated July 7, 2020 between CPP II LLC and Soligenix, Inc. (incorporated by reference to Exhibit 10.1 included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020).

10.28	Loan and Security Agreement, dated December 15, 2020. (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on December 16, 2020).

10.29

Third Amendment to Employment Agreement dated as of December 10, 2020, between Soligenix, Inc. and Christopher J. Schaber, PhD. (incorporated by reference to Exhibit 10.2 included in our current report on Form 8-K filed on December 16, 2020). **

10.30	Form S-8 registration statement relating to Soligenix, Inc. 2015 Equity Incentive Plan (incorporated by reference to our registration statement on Form S-8 filed on October 28, 2022). **

10.31	First Amendment to Loan and Security Agreement, dated April 19, 2023 (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on April 19, 2023).

10.32	Form of Pre-Funded Warrant issued in April 2024 public offering (incorporated by reference to Exhibit 4.1 included in our current report on Form 8-K filed on April 22, 2024).

10.33	Form of Common Warrant issued in April 2024 public offering (incorporated by reference to Exhibit 4.2 included in our current report on Form 8-K filed on April 22, 2024).

10.34	Securities Purchase Agreement dated April 17, 2024 (incorporated by reference to Exhibit 10.2 included in our current report on Form 8-K filed on April 22, 2024).

10.35

Form of Warrant to Purchase Shares of Common Stock issued in connection with July 2024 warrant inducement agreement (incorporated by reference to Exhibit 4.1 included in our current report on Form 8-K filed on July 9, 2024).

10.36	Form of Warrant Inducement Agreement, by and between the Company and each Holder (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on July 9, 2024).

10.37

At Market Issuance Sales Agreement dated August 16, 2024 between Soligenix, Inc. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on August 16, 2024).

10.38	Amendment to Loan and Security Agreement dated as of October 8, 2024 (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on October 11, 2024).

10.39

Fourth Amendment to Employment Agreement dated as of May 5, 2025, between Soligenix, Inc. and Christopher J. Schaber, PhD. (incorporated by reference to Exhibit 10.1 included in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025).

10.40	Form S-8 Registration of Stock Options Plan dated June 20, 2025 (incorporated by reference to our registration statement on Form S-8 filed on June 20, 2025).**

10.41	Soligenix, Inc. 2025 Equity Incentive Plan. (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on June 20, 2025).

10.42

Consulting Agreement effective as of August 16, 2025 between Soligenix, Inc. and Richard Straube, MD. (incorporated by reference to Exhibit 10.1 included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025).**

10.43	Form of Pre-Funded Warrant issued in September 2025 public offering (incorporated by reference to Exhibit 4.1 included in our current report on Form 8-K filed on September 29, 2025).

10.44	Form of Common Warrant issued in September 2025 public offering (incorporated by reference to Exhibit 4.2 included in our current report on Form 8-K filed on September 29, 2025).

10.45	Securities Purchase Agreement dated September 25, 2025 (incorporated by reference to Exhibit 10.2 included in our current report on Form 8-K filed on September 29, 2025).

10.46

At Market Issuance Sales Agreement dated January 23, 2026 between Soligenix, Inc. and Rodman & Renshaw LLC (incorporated by reference to Exhibit 10.1 included in our current report on Form 8-K filed on January 23, 2026).

21.1	Subsidiaries of the Company. ***

23.1	Consent of Cherry Bekaert LLP. ***

23.2	Consent of Duane Morris LLP (included in Exhibit 5.1). *

24.1	Power of Attorney. *

107	Filing Fee Table. *

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Previously filed.
**	Indicates management contract or compensatory plan.
***	Filed herewith.
†	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Consolidated Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes that:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	The undersigned registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on March 31, 2026.

SOLIGENIX, INC.
(Registrant)

By:	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

By:	/s/ Christopher J. Schaber	Chairman, President and Chief Executive	March 31, 2026
	Christopher J. Schaber, PhD	Officer (Principal Executive Officer)

By:	*	Director	March 31, 2026
Gregg A. Lapointe, CPA

By:	*	Director	March 31, 2026
Diane L. Parks, MBA

By:	*	Director	March 31, 2026
Robert J. Rubin, MD

By:	*	Director	March 31, 2026
Jerome B. Zeldis, MD, PhD

By:	/s/ Jonathan Guarino	Senior Vice President and Chief Financial Officer	March 31, 2026
	Jonathan Guarino, CPA	(Principal Financial and Accounting Officer)

*By:	/s/ Jonathan Guarino
Jonathan Guarino, CPA
Attorney-in-Fact